Exhibit 1

SUMMARY

Unless the context otherwise requires, references herein to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis. References herein to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

CEMEX

Founded in 1906, CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of September 30, 2010 of approximately 96.4 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 54 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 168 million tons, in each case based on our annual sales volumes in 2009. We are also one of the world’s largest traders of cement and clinker, having traded approximately 7.3 million tons of cement and clinker in 2009. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We operate globally with operations in North America, Europe, South America, Central America and the Caribbean, Africa and the Middle East and Asia.

As of September 30, 2010, our assets (after eliminations), cement plants and installed capacity, by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity.

	As of September 30, 2010
	Assets after eliminations (in billions of Pesos)	Number of cement plants	Installed cement production capacity (millions of tons per annum)
North America
Mexico	66	15	29.3
United States	227	13	17.0
Europe
Spain	58	8	11.0
United Kingdom	32	3	2.8
Rest of Europe(1)	52	8	12.4
South America, Central America and the Caribbean(2)	32	11	12.8
Africa and the Middle East(3)	15	1	5.4
Asia(4)	11	3	5.7
Cement and Clinker Trading Assets and Other Operations	56

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	Includes our subsidiaries in Germany, France, Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets after elimination” and “Installed cement production capacity,” includes our 34% interest, as of September 30, 2010, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million tons of cement as of September 30, 2010.
(2)	Includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region.
(3)	Includes our subsidiaries in Egypt, the United Arab Emirates and Israel.
(4)	Includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asia region.

Geographic Breakdown of Net Sales for the Nine Months ended September 30, 2010

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the nine months ended September 30, 2010:

Breakdown of Net Sales by Product for the Nine Months ended September 30, 2010

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the nine months ended September 30, 2010:

Financial Ratios

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010
Ratio of Operating EBITDA to interest expense, capital securities dividends and preferred equity dividends(1)	6.76	8.38	5.59	4.49	2.68	1.91
Ratio of combined fixed charges and preference dividends to earnings under MFRS(2)	5.59	6.81	4.37	(1.40)	0.65	0.42
Ratio of combined fixed charges and preference dividends to earnings under U.S. GAAP(2)	5.26	6.40	3.57	(5.12)	0.28	N/A

(1)	We have included these financial ratios because they are a convenient means by which investors measure a company’s ability to service debt. Operating EBITDA equals operating income before amortization expense and depreciation. Under Mexican Financial Reporting Standards, or MFRS, we assess goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment, as described in notes 2J and 12 to the consolidated financial statements included in our annual report for the year ended December 31, 2009. Operating EBITDA and the ratio of Operating EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt and preferred equity. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS before giving effect to any non-controlling interest, which we consider to be the most comparable measure as determined under MFRS. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities of approximately Ps152 million for 2006, approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009 and approximately Ps1,347 million as of September 30, 2010, as described in note 17D to the consolidated financial statements included in our annual report for the year ended December 31, 2009.

	For the year ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008	2009	2010
	(in millions of Pesos)
Reconciliation of Operating EBITDA to operating income
Operating EBITDA	44,672	48,466	48,752	45,787	36,153	23,338
Less:
Depreciation and amortization expense	13,445	13,961	17,142	19,699	20,313	14,052

Operating income	31,227	34,505	31,610	26,088	15,840	9,286

(2)	For purposes of determining the ratio of combined fixed charges and preference dividends to earnings, (a) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, our estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries, (b) preference security dividends consist of the amount of pre-tax earnings required to pay the dividends on outstanding preference securities and (c) earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, preference security dividend requirements of consolidated subsidiaries, and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. The numerator of this ratio under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities, while the numerator under U.S. GAAP does include such amounts.

Recent Developments Relating to Our Indebtedness

Recent Amendments to Financing Agreement and Intercreditor Agreement. On October 25, 2010, the required lenders and our major creditors under our financing agreement, dated August 14, 2009, as amended, or the Financing Agreement, consented to amendments to the Financing Agreement and the Intercreditor Agreement that will provide us with increased flexibility in relation to our activities going forward and that we believe will assist us in refinancing existing financial indebtedness and reducing leverage. The amendments include, but are not limited to, the following: (i) decreasing the semi-annual consolidated coverage ratio we are required to maintain and increasing the semi-annual consolidated leverage ratio we are required to maintain, (ii) permitting us to use the proceeds from a permitted fundraising to be applied to promissory notes previously issued by us in the Mexican capital markets (Certificados Bursátiles), or CBs, maturing during a period that is equal to the 364-day period following receipt of such proceeds during which period of time the funds are designated to a CB reserve, or the CB Prepayment Period, (iii) permitting us to replenish the CB reserve with cash on hand or disposal proceeds following a voluntary prepayment of the Financing Agreement indebtedness made using amounts held in the CB reserve, (iv) after specified debt reduction requirements are met, permitting us to apply the proceeds of equity or equity-linked securities to the CB reserve in the same way as is currently permitted for proceeds from debt and convertible securities, (v) excluding subordinated intercompany liabilities from the solvency test set forth in the Financing Agreement as it applies to certain intermediate holding companies, (vi) permitting us to provide guarantees to the holders of financial indebtedness incurred to refinance the €900,000,000 4.75% Eurobonds issued by CEMEX Finance Europe B.V. and guaranteed by CEMEX España, or the CEMEX España Euro Notes, and allow such holders to share in the Collateral, provided that specified debt reduction requirements are met, (vii) permitting us to enter into a greater variety of derivative transactions for hedging our exposures under relevant convertible/exchangeable obligations and permitting us to enter into such transactions with respect to mandatorily convertible debt securities and (viii) requiring us, subject to specified conditions occurring, to issue additional equity or equity-linked securities and to pay an increase in margin if we have not issued at least U.S.$1 billion in net proceeds of such securities by September 30, 2011 and a sufficient amount of participating creditors have issued a securities demand. Such additional securities issuances must be completed prior to 6 months after the date of the additional securities demand. In connection with the above amendments, we paid a fee to the participating creditors and, unless we are able to repay at least 15.45% of the aggregate exposures of the participating creditors as of September 30, 2010 by December 31, 2011, we will be required to pay an additional fee by January 13, 2012.

Voluntary Prepayment to the Financing Agreement. On December 15, 2010, we made a voluntary prepayment of U.S.$100 million to reduce the principal amount due under the Financing Agreement. The prepayment reduced the June 2012 amortization amount to approximately U.S.$47 million, as of prevailing exchange rates as of September 30, 2010. As of the date of the prepayment and including the prepayment amount, we had reduced indebtedness under the Financing Agreement by U.S.$5.3 billion, or 35.43% of the aggregate exposures of the participating creditors as of August 14, 2009, and our indebtedness under the Financing Agreement was approximately U.S.$9.6 billion, as of prevailing exchange rates as of September 30, 2010.

Recent Consent to Financing Agreement. On December 22, 2010, the required lenders and our major creditors under the Financing Agreement consented to extend the CB Prepayment Period so that we are permitted to allocate proceeds from certain notes offerings to a CB reserve to be used to repay, prepay or early redeem CBs maturing on January 26, 2012, or the January 2012 CBs.

Recent Developments Relating to Investments

Ready Mix USA Joint Venture. On October 8, 2010, we announced that, pursuant to the exercise of a put option by Ready Mix USA, we will acquire our joint venture partner’s interests in the two joint ventures between

CEMEX and Ready Mix USA which have cement, aggregates, ready-mix and block assets located in the southeast region of the U.S. The purchase price will be determined jointly by CEMEX and Ready Mix USA based on a pre-determined methodology. We currently estimate the purchase price for our partner’s interests will be approximately U.S.$360 million. At closing, we will also consolidate the net debt held by one of the joint ventures, which was approximately U.S.$17 million as of September 30, 2010. Closing is expected to take place in September 2011. The two joint ventures, which were created in 2005, are comprised of the following assets: The joint venture operated by CEMEX owns the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals. The joint venture operated by Ready Mix USA owns 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and the Florida Panhandle. Ready Mix USA will continue to manage this joint venture until the closing of the transaction. The exercise of the put option by Ready Mix USA represents a commitment of CEMEX to acquire its joint venture partner’s interests in CEMEX Southeast LLC and Ready Mix USA LLC. However, as prescribed in the agreements with Ready Mix USA, CEMEX has not transferred the consideration or acquired the ownership interests, which is anticipated to occur at a closing date on or before September 30, 2011. As of September 30, 2010, the estimated fair value of the net assets to be acquired exceeds the expected purchase price; therefore, CEMEX has not recognized a liability. CEMEX will recognize the acquisition at the closing date of the transaction. In the meantime, CEMEX will monitor the estimated fair value of the related net assets and will record a loss to the extent the expected purchase price exceeds the fair value of the net assets to be assumed. We are currently conducting our annual impairment testing process and, as of September 30, 2010, we cannot anticipate the outcome of such assessment.

Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that vertical integration brings us closer to the end consumer. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In less than 20 years, we have evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing deficits, where we have substantial market share, benefit from competitive advantages and are able to re-invest in high-return projects and business lines as the economic conditions in these markets improve. We believe that some of our principal markets (particularly the United States, Mexico, Colombia, Central America, Eastern Europe, Egypt and Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in the U.S., Spain and Italy and our October 1, 2009 disposal of our operations in Australia, which are discussed more fully in our 2009 annual report.

Provide our customers with the best value proposition

We want CEMEX to be the supplier of choice for our customers, whether global construction firms or individuals building their family’s first home. We want to provide them with the most efficient and effective building solutions for their construction project, large or small. We seek a clear understanding of what they require to meet their needs.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. For example, by directly bidding for, and managing the implementation of, concrete pavement projects, we are consolidating our leadership position in the infrastructure segment in Mexico. These concrete pavement projects include the refurbishment of major highways in Mexico, and in urban areas, such as Tijuana and Mexico City, among others.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have consistently demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to reduce costs. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others. Our cost-reduction program has helped further streamline our businesses and, in important markets, such as the United States, we have made a concerted effort to structure our asset portfolio to better capture any potential upturn in demand through optimized processes, streamlined cost structures and efficient management systems.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

Strengthen our capital structure and regain our financial flexibility

In light of the current global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt, improving cash flow generation and extending maturities. This ongoing effort includes the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations and provides for a semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014, as of September 30, 2010. We have since then successfully completed several capital markets transactions, including: (i) in September 2009, the sale of a total of 1,495 million Ordinary Participation Certificates (Certificados de Participación Ordinaria), or CPOs, directly or in the form of American Depositary Shares, or ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds, (ii) in October 2009, the sale of our operations in Australia, (iii) in December 2009, the issuance of approximately Ps4.1 billion (approximately U.S.$315 million) in mandatory convertible securities, or the Mandatory Convertible Securities, in exchange for CBs, (iv) in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1,750 million aggregate principal amount of its 9.50% Senior Secured Notes due 2016 and €350,000,000 aggregate principal amount of its 9.625% Senior Secured Notes due 2017, or together, the December 2009 Notes, (v) in March 2010, the issuance of U.S.$715,000,000 of our 4.875% Convertible Subordinated Notes due 2015, or the Optional Convertible Subordinated Notes, and (vi) in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 and €115,346,000 aggregate principal amount of its 8.875% Senior Secured Notes due 2017, or together, the May 2010 Notes, in exchange for a majority in principal amount of our then outstanding perpetual debentures pursuant to an exchange offer, or the 2010 Exchange Offer. As of September 30, 2010, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.2 billion and the weighted average life of our indebtedness as of that date was 4.1 years. We believe that our financial profile and resulting amortization schedule will enable us to operate in the normal course of business and take advantage of a potential upturn in the business cycle in our core markets. In addition, we expect that our financial profile will allow us to conduct our planned asset divestitures under better terms and conditions.

Asset Divestitures. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In addition to the October 1, 2009 sale of our operations in Australia for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion), we sold our operations in the Canary Islands and Italy for approximately €310 million (U.S.$437 million) in 2008, and on June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for approximately U.S.$65 million. On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregates distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for a loss of U.S.$38 million. These assets were acquired by CEMEX in 2007 as part of the acquisition of Rinker Group Limited, or Rinker. We considered these facilities and properties to be non-core assets for our integrated cement, concrete, aggregates and building materials operations throughout the United States. The proceeds from the sale of U.S.$88 million were used to reduce our outstanding debt and to enhance our liquidity position.

Global Cost-Reduction Program. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing a global cost-reduction program intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. During 2009, we completed the implementation of the initial stage of our global cost-reduction program, resulting in approximately U.S.$900 million of estimated annual cost savings. We estimate that approximately 60% of these cost-reduction savings are sustainable in the long-term; the remainder is short-term cost savings resulting from the scaling down of our operations in response to reduced demand for our products in the construction industry. Our global cost-reduction program encompasses different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. We have continued with our cost-reduction initiatives in 2010, and we are on track to achieve an additional U.S.$150 million in estimated savings this year.

In connection with the implementation of our cost-reduction program, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 23%, from 61,545 employees as of December 31, 2007 to 47,624 employees as of December 31, 2009. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela which were expropriated in 2008. Additionally, in 2009, we implemented a salary freeze at several levels of our corporate and administrative personnel that resulted in annual cost reductions of approximately U.S.$19 million.

In addition, during 2009, we temporarily shut down (for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California, which had an installed cement production capacity of approximately 0.9 million tons per annum. The plant had been closed on a temporary basis since March 2009 due to economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Our state-of-the-art cement facility in Victorville, California will continue to provide cement to this market more efficiently than the Davenport plant, as it has done so since March 2009. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States. We have no other set plans for the Davenport facility at this time. Furthermore, we reduced our energy costs by actively managing our energy contracting and sourcing, and by increasing the use of alternative fuels. We believe that these cost-reduction measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure going forward.

Lower Capital Expenditures. In light of the continued weak demand for our products throughout most of our markets, we reduced (as agreed with our creditors under the Financing Agreement) capital expenditures related to maintenance and expansion of our operations to U.S.$636 million during 2009, from approximately U.S.$2.2 billion during 2008. This reduction in capital expenditures has been implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. Pursuant to the Financing Agreement, we cannot make aggregate capital expenditures in excess of (i) U.S.$700 million for the year ending December 31, 2010 and (ii) U.S.$800 million for each year thereafter until the debt under the Financing Agreement has been repaid in full. We believe that these restrictions in capital expenditures do not affect our world-class operating and quality standards.

Having completed our initial refinancing process and several capital markets transactions to reduce our outstanding indebtedness under the Financing Agreement, implemented our initial cost-reduction measures and executed significant divestitures, we continue to identify cost reduction initiatives and focus on reducing existing indebtedness.

Foster our sustainable development

We are committed to our sustainable growth and development. Our approach is based on working closely with our stakeholders, including our employees and their families, our neighbors, and our business partners, to help solve the local and global sustainability challenges of our business, such as climate change, access to affordable housing, and development of infrastructure. To this end, we focus on three areas:

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First, we continue to work to increase our competitiveness. We seek to improve our operational excellence and efficiency and to follow high ethical standards to achieve long-term sustainable growth. We also offer innovative products and services for a sustainable, energy-efficient construction industry.

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Second, we aim to minimize the impacts of our operations. We aim to provide a safe and healthy workplace and work to reduce our environmental footprint and inconvenience to our neighbors. We also encourage our business partners to take the same approach.

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Third, we reach out to our stakeholders, whose support is crucial for our success. Creating long-term relationships with these groups increases our competitiveness and helps us to find new ways to reduce our negative impacts.

Our priorities include health and safety, local environmental management, climate change, land management and biodiversity, providing the communities in which we work access to housing and community infrastructure, and sustainable construction.

Health and Safety. The health and safety of our employees is critical to our ability to conduct our business. In 2009, we reduced our total lost-time injuries, or LTI, by 33% to 3.2 incidents per million hours worked.

Local Environmental Management. We are committed to mitigating the impact of our business activities across all phases of our operations. In 2009, we increased to 60% the proportion of clinker produced in kilns with continuous monitoring of major emissions (dust, nitrogen oxide (NOx) and sulfur oxide (SOx)), surpassing our target for 2010. In 2009, we also reduced our emissions of dust, SOx and NOx per ton of cement produced by 60%, 25% and 19%, respectively, compared with 2005 levels.

Climate Change. Climate change poses significant challenges to our society, and we are committed to applying our skills, technologies, and determination to contribute to the development of a low-carbon economy. We have reduced our specific net carbon dioxide (CO2) emissions by 20.7% per ton of cement produced from 1990 levels, and we are on track to achieve a 25% reduction by 2015. We have also increased our use of alternative fuels, including more environmentally friendly energy sources such as household, industrial and agricultural waste, from 10.3% in 2008 to 16.4% in 2009. Consequently, we have already achieved our target for 2015, and we are on track to reach our target of 23% by 2020.

Land Management and Biodiversity. We manage the land within and around our operations to protect biodiversity and maximize our contribution to nature conservation. Overall, we have quarry rehabilitation plans in place at 82% of our active cement and aggregates sites, and we are on track to achieve our target of 100% by 2015. In collaboration with Birdlife International, we have also conducted a study that mapped the proximity of all of our quarry sites worldwide to key biodiversity areas.

Access to Improved Housing and Community Infrastructure. We seek to increase access to better housing and construction infrastructure for underserved communities. In 2009, Patrimonio Hoy, our flagship low-income housing program, received the UN HABITAT Business Award in the category of affordable housing. With nearly 100 service centers in five countries (Mexico, Colombia, Nicaragua, Costa Rica and the Dominican Republic) the program has assisted more than 300,000 families to better their housing conditions.

Sustainable Construction. Buildings are responsible for as much as 40% of the energy used in most countries. When properly designed and constructed, concrete buildings can improve energy efficiency and can last for decades with little or no maintenance. Led by our global center for technology and innovation in Switzerland, our research labs are designing and developing more energy-efficient, sustainable building materials, such as our self-compacting concrete and our high-insulation concrete forms.

In conjunction with these priorities, in 2009 we launched a new global program to foster a culture of innovation throughout CEMEX. This effort facilitates the exchange of knowledge and ideas among experts from across our operations network to develop initiatives targeted at reducing energy use, increasing the use of alternative fuels, improving customer service and promoting new ready-mix concrete products for sustainable construction.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally. As part of our strategy, we have diversified selectively into markets that have long-term growth potential. We have a presence in more than 50 countries and have consummated eight significant acquisitions during the last 12 years, including the acquisitions of RMC Group PLC, or RMC, in 2005 and Rinker in 2007.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

Risks Relating To Our Business

The current global economic condition may continue to adversely affect our business, financial condition and results of operations.

The global recession has had, and current global economic conditions may continue to have, a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the U.S., Mexico and Western Europe. This has been the deepest and longest global recession in several generations. Despite some aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent the global economy from falling into an even deeper and longer lasting recession. In the construction sector, declines in residential construction in all of our major markets have broadened and intensified in line with the spread and deterioration of the financial crisis. The adjustment process has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the U.S., Spain, Ireland and the U.K.). Most government sponsored recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the U.S., Mexico and Spain, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the current economic crisis or delays in implementing any such plans could adversely affect demand for our products.

In the U.S., the recession was longer and deeper than the previous two recessions during the 1990s and in early 2000, and the economy continues to languish. In 2009, housing starts, the primary driver of cement demand in the residential sector, reached their lowest point in recent history, at a rate of 554,000, according to the U.S. Census Bureau. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. As part of the announced government fiscal stimulus package, the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which provides approximately U.S.$85 billion for infrastructure spending. To date, however, spending under this program has not been entirely effective to offset the decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also adversely affected the U.S. industrial and commercial sectors during 2009, with contract awards—a leading indicator of construction activity—declining 57% in 2009 compared to 2008, according to FW Dodge. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United States in recent history. Our U.S. operations’ cement and ready-mix concrete sales volumes decreased approximately 32% and 38%, respectively, in 2009 compared to 2008. Cement sales volumes in our U.S. operations decreased approximately 1% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 5% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

The Mexican economy has also been significantly and adversely affected by the global financial crisis. Mexican dependence on the U.S. economy remains very important, and therefore, any downside to the economic outlook in the United States may hinder the recovery in Mexico. The crisis has also adversely affected local credit markets resulting in an increased cost of capital that may negatively impact companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 26% against the Dollar. During 2009, the Mexican Peso had a mild recovery, appreciating by approximately 5% against the Dollar, and has since fluctuated around these new levels. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a more pronounced contraction of Mexican economic output will not take place, which would translate into a more challenging outlook for the construction sector and its impact on cement and concrete consumption. According to the Mexican Statistics Office (Instituto Nacional de Estadística, Geografía e Informática, or “INEGI”), spending on infrastructure-related projects increased approximately 15% during 2009 versus the same period in 2008. However, we cannot give any assurances that this trend will continue, as the Mexican government’s plan to increase infrastructure spending could prove to be, as in other countries, difficult to implement in a timely manner and in the officially announced amounts. As a result of the current economic environment, our cement and ready-mix concrete sales volumes in Mexico decreased approximately 4% and 14%, respectively, in 2009 compared to 2008. Cement sales volumes in our Mexican operations decreased approximately 5% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 13% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

Many Western European countries, including the U.K., France, Spain, Germany and Ireland, have faced difficult economic environments due to the financial crisis and its impact on their economies, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be further affected. The situation has been more pronounced in those countries with a higher degree of previous market distortions (especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the U.K. According to OFICEMEN, the Spanish cement trade organization, domestic cement demand in Spain declined 33% in 2009 compared to 2008. Our domestic cement and ready-mix concrete sales volumes in Spain decreased approximately 40% and 44%, respectively, in 2009 compared to 2008. In the U.K., according to the British Cement Association, domestic cement demand decreased approximately 25% in 2009 compared to 2008. Our domestic cement and ready-mix concrete sales volumes in the U.K. decreased approximately 19% and 25%, respectively, in 2009 compared to 2008. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Finally, the boost to infrastructure spending that is anticipated as a result of the stimulus packages that have been announced by most European countries could be lower than projected due to bureaucratic hurdles, delays in implementation or funding problems. If these risks materialize, our business, financial condition, and results of operations may be adversely affected. The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national incomes per capita) related projects due to logistical and funding problems, which could have a material adverse effect on cement and/or ready-mix concrete demand. In addition, the current concerns about sovereign debt and the budget deficit levels of Greece, Ireland, Portugal and several other European Union countries have resulted in increased volatility and risk perception in the financial markets. The plan recently announced by the European Union and the International Monetary Fund to provide approximately €720 billion to support financial stability in Europe is designed to reduce liquidity risk and debt default probability of any individual European Union member. However, under these and similar plans, fiscal adjustments would need to be implemented in countries with unsustainable fiscal deficits, which likely will lead to a decrease in infrastructure investment in some countries, including Spain, which could have a material adverse effect on cement and/or ready-mix concrete demand and/or would delay any expected economic recovery.

The Central and South American economies also pose a downside risk in terms of overall activity. The global financial downturn, lower exports to the U.S. and Europe, lower remittances and lower commodity prices could represent an important negative risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on cement and ready-mix concrete consumption and/ or prices. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have an impact on cement prices and demand for cement and ready-mix concrete, which could adversely affect our business and results of operations.

The Asia-Pacific region will likely be affected if the global economic landscape further deteriorates. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region. Regarding the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investments. Our operations in the United Arab Emirates (the “UAE”) have been adversely affected by credit concerns and the end of the construction boom. In addition, the accumulated housing overhang, the rapid decline in property values, and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region.

If the global economy were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition, and results of operations would be adversely affected.

The Financing Agreement contains restrictive covenants and limitations that could significantly affect our ability to operate our business.

The Financing Agreement requires us, beginning June 30, 2010, to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to EBITDA for each semi-annual period not to exceed 7.75:1 for the period beginning June 30, 2010 and ending June 30, 2011, decreasing to 7.00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. Pursuant to the Financing Agreement, we are also prohibited from making aggregate capital expenditures in excess of (i) U.S.$700 million for the year ending December 31, 2010 and (ii) U.S.$800 million for each year thereafter until the debt under the Financing Agreement has been repaid in full. For the year ended December 31, 2009 and for the nine months ended September 30, 2010, we recorded U.S.$636 million and U.S.$258 million, respectively, in capital expenditures.

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt (unless, in certain cases, no call option may be exercised with respect to such additional debt until after February 14, 2014); (iii) change our business or the business of any obligor or material subsidiary (as defined in the Financing Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives transactions; (xiii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries. The Financing Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our lenders.

Pursuant to the Financing Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) we receive an investment-grade rating from two of Standard & Poor’s, Moody’s Investors Service, Inc. and Fitch Ratings; (ii) we reduce the indebtedness under the Financing Agreement by at least 50.96% (approximately U.S.$7.6 billion) from the original amount of U.S.$15 billion; (iii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iv) no default under the Financing Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above, any applicable margin increases that were due to a failure to meet amortization targets, and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, there can be no assurance that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Financing Agreement.

The Financing Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy or insolvency of CEMEX, S.A.B. de C.V., any borrower under an existing facility agreement (as defined in the Financing Agreement) or any other of our material subsidiaries (as defined in the Financing Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) a change to the ownership of any of our subsidiary obligors under the Financing Agreement, unless the proceeds of such disposal are used to prepay Financing Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of August 14, 2009 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Financing Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which greater than 66.67% of the participating creditors determine would result in our failure, taken as a whole, to perform payment obligations under the existing facilities or the Financing Agreement; and (xiii) failure to comply with laws or our obligations under the Financing Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all outstanding amounts due under the existing facilities. Acceleration is automatic in the case of insolvency.

Some of the restrictions and limitations contained in the Financing Agreement may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have fewer restrictions or limitations. There can be no assurance that we will be able to comply with the restrictive covenants and limitations contained in the Financing Agreement. Further, there can be no assurances that, because of the existence of such limitations, particularly limitations in respect of the incurrence of capital expenditures, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

The interest rate of our debt included in the Financing Agreement may increase if we do not meet certain amortization targets or if equity or equity-linked securities are not issued.

Conditional interest rate increases that may occur with respect to our financial indebtedness included in the Financing Agreement could adversely affect our business. In general, our existing bank facilities that are included in the Financing Agreement bear interest at a base rate plus an applicable margin, LIBOR plus an applicable margin or EURIBOR plus an applicable margin. The base rates, LIBOR and EURIBOR applicable to our existing bank facilities remain in place, and under the Financing Agreement, the applicable margin for each bank facility is set at 4.5% per annum; however, if we are unable to repay at least 50.96% (approximately U.S.$7.6 billion) of the aggregate initial exposures of the participating creditors between the closing of the Financing Agreement and December 31, 2011, the applicable margin will increase by 0.5% or 1.0% per annum, depending upon the difference between such target amortization and the actual amortizations paid as of December 31, 2011.

As of September 30, 2010, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.2 billion, thereby avoiding an interest rate increase that otherwise could have been applicable as of December 2010 pursuant to the terms of the Financing Agreement.

The private placement obligations subject to the Financing Agreement bear interest at a rate of 8.91% (except for the private placement obligations denominated in Japanese Yen, which bear a corresponding rate of 6.625%) per annum. The interest rate on such private placement obligations is subject to the same adjustment as described above. An interest rate increase due to a failure to meet amortization targets will cease to apply on the Covenant Reset Date (as defined in the Financing Agreement). There can be no assurance that we will be able to satisfy the requirements necessary to prevent such pricing increase.

The Financing Agreement provides that if we have not received net proceeds equal to or in excess of U.S.$1.0 billion from the issuance of equity, equity-linked securities, or other securities that do not increase the consolidated funded debt of CEMEX (together, the “Equity Securities”) during the period from September 30, 2010 to (and including) September 30, 2011, then the margin under the Financing Agreement will increase by 1.00 percent per annum from September 30, 2011 until the earlier of (i) the date on which we have received net proceeds from the issuance of Equity Securities equal to or in excess of U.S.$1.0 billion or (ii) February 14, 2014, which is the termination date of the Financing Agreement. If U.S.$1.0 billion of Equity Securities are not issued, participating creditors under the Financing Agreement will have the right to issue a securities demand within the securities demand notice period, requiring us to issue additional securities (assuming the requisite percentage of participating creditors have issued such securities demand), including Equity Securities and other debt securities, up to the shortfall amount. However, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable.

We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.

As of September 30, 2010, we had approximately Ps211.4 billion (U.S.$16.8 billion) of total debt, not including approximately Ps16.7 billion (U.S.$1.3 billion) of our perpetual debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. See notes 13A, 17D and 25 to our consolidated financial statements included in our annual report for the year ended December 31, 2009. Of such total debt amount, approximately Ps3.5 billion (U.S.$281 million) is maturing during the last three months of 2010, of which Ps1.830 billion (U.S.$145 million) has been paid through November 30, 2010; approximately Ps4.7 billion (U.S.$370 million) is maturing during 2011; approximately Ps15.8 billion (U.S.$1.3 billion) matures during 2012; approximately Ps30.6 billion (U.S.$2.4 billion) matures during 2013; approximately Ps102.6 billion (U.S.$8.1 billion) matures during 2014; and approximately Ps54.2 billion (U.S.$4.3 billion) matures after 2015.

If we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of September 30, 2010, we had approximately U.S.$857 million of receivables subject to financing facilities, which primarily consisted of four securitization programs. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts, replacing our prior program that was scheduled to mature in 2010. As of September 30, 2010, we had U.S.$241 million in funded amounts under this program. The scheduled maturity for the securitization program in France, which had a funded amount of U.S.$34 million as of September 30, 2010, was extended to September 30, 2011. The other two securitization programs in Mexico and Spain, with a combined funded amount of U.S.$248 million at September 30, 2010, expire in 2011. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global equity and credit markets in the last two years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. On September 28, 2009, we sold a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds. On December 10, 2009, we issued approximately Ps4.1 billion in Mandatory Convertible Securities in exchange for CBs. On December 14, 2009, we closed the offerings of U.S.$1,250 million aggregate principal amount of 9.50% Dollar-denominated Notes and €350 million aggregate principal amount of 9.625% Euro-denominated Notes, and on January 19, 2010, we closed the offering of U.S.$500 million additional aggregate principal amount of the 9.50% Dollar-denominated Notes. On March 30, 2010, we closed the offering of U.S.$715 million aggregate principal amount of the Optional Convertible Subordinated Notes. On May 12, 2010, our subsidiary, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes in exchange for a majority in principal amount of our then outstanding perpetual debentures. However, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable.

The Financing Agreement restricts us from incurring additional debt, subject to certain exceptions. The debt covenant under the Financing Agreement permits us to incur a liquidity facility or facilities entered into with a participating creditor under the Financing Agreement in an amount not to exceed U.S.$1.0 billion (of which up to

U.S.$500 million may be secured). In addition, the Financing Agreement requires proceeds from asset disposals, incurrence of debt and issuance of equity, and cash flow to be applied to the prepayments of the exposures of participating creditors subject to our right to retain cash on hand up to U.S.$650 million, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Financing Agreement), and to temporarily reserve proceeds from asset disposals and permitted refinancings to be applied to the repayment of certain CBs that are maturing during the following 364 days after the proceeds are received.

As a result of the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all.

If the global recession deepens and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

The terms of our indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

•	borrow money;

•	incur debt;

•	pay dividends on stock;

•	redeem stock or redeem subordinated debt;

•	make investments;

•	sell assets, including capital stock of subsidiaries;

•	guarantee indebtedness;

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens;

•	engage in mergers or consolidations; and

•	enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of our debt or the debt of our subsidiaries.

Each of the covenants is subject to a number of important exceptions and qualifications.

Furthermore, upon the occurrence of any event of default under the Financing Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we can offer no assurance that our assets will be sufficient to repay in full those amounts, to satisfy all of our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

Our ability to comply with our debt maturities in 2012 and subsequent years may depend on our making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In the short term, we intend to use our capital resources, cash flow from operations, proceeds from capital markets debt and equity offerings and proceeds from the sale of assets to repay debt in order to reduce our leverage, strengthen our capital structure and regain our financial flexibility. Our ability to comply with our payment obligations under the Financing Agreement and other indebtedness may depend in large part on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In connection with our asset divestment initiatives, on August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds. On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million. On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion) in net proceeds, of which we used approximately U.S.$1.37 billion to prepay indebtedness under the Financing Agreement and approximately U.S.$248 million to strengthen our liquidity position. In addition, the sale of our operations in Australia resulted in the deconsolidation of approximately U.S.$131 million in debt in connection with a credit facility borrowed by our subsidiaries in Australia. As a result of the restrictions under the Financing Agreement and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us due to the limited availability of funds to potential acquiring parties. The lack of acquisition financing in the current economic environment and existing relatively high levels of indebtedness among many industry peers may likely make it difficult for potential interested acquirers to purchase our assets. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. Given market conditions at the time of any future asset sales, we can not assure you that we may not be forced to sell our assets at prices substantially lower than their fair market value.

If we are unable to complete asset divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems during 2012 and subsequent years and may not be able to comply with payment obligations under our indebtedness.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. The acquisition of Rinker substantially increased our exposure in the United States, which has been experiencing a sharp downturn in the housing and construction sectors. The downturn in the United States has had adverse effects on our operations in the U.S., making it more difficult for us to achieve our goal of decreasing our acquisition-related leverage. We also may not be able to achieve all the anticipated cost savings from the Rinker acquisition. Our financial statements for the year ended December 31, 2008 included non-cash charges of approximately U.S.$1.5 billion for impairment losses in accordance with MFRS, of which approximately U.S.$1.3 billion related to impairment of goodwill (mainly related to the Rinker acquisition). Considering differences in the measurement of fair value, including the selection of economic variables, as well as the methodology for determining final impairment losses between MFRS and U.S. GAAP, our preliminary impairment losses in 2008 under U.S. GAAP amounted to approximately U.S.$4.9 billion, including the impairment losses determined under MFRS, of which approximately U.S.$4.7 billion related to impairment of goodwill. After finalizing our 2008 impairment exercise under U.S. GAAP during 2009, our impairment losses were reduced by approximately U.S.$71 million. See note 25 to our consolidated financial statements included in our annual report for the year ended December 31, 2009. We are currently conducting our annual impairment testing process and, as of September 30, 2010, we cannot anticipate the outcome of such assessment. In regards to impairment of fixed assets, we do not expect significant amounts in addition to our current charges included in our income statement as of September 30, 2010 of approximately Ps1,054 million. See note 10 to our unaudited condensed consolidated financial statements as of September 30, 2010 included herein.

Although we currently are seeking to dispose of assets to reduce our overall leverage and the Financing Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations would be materially and adversely affected.

As a result of the sale of our operations in Australia, for the year ended December 31, 2009, we recognized a loss on sale, net of income tax, and the reclassification of foreign currency translation effects accrued in equity and included under “Other comprehensive income,” for an aggregate amount of approximately Ps5.9 billion (U.S.$446 million). This is reflected in a single line item of “Discontinued operations.” See note 4B to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, there is no assurance that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. For the years ended December 31, 2008 and December 31, 2009, we had a net loss of approximately Ps15.2 billion (U.S.$1.4 billion) and Ps2.1 billion (U.S.$156 million), respectively, from financial instruments, as compared to a net gain of approximately Ps2.4 billion (U.S.$218 million) in 2007. For the nine months ended September 30, 2010, we had a net loss of approximately Ps1.5 billion (U.S.$120 million) from financial instruments. These losses resulted from a variety of factors, including losses related to changes in the fair value of equity derivative instruments attributable to the generalized decline in price levels in the capital markets worldwide, losses related to changes in the fair value of cross-currency swaps and other currency derivatives attributable to the appreciation of the Dollar against the Euro, and losses related to changes in the fair value of interest rate derivatives primarily attributable to the decrease in the five-year interest rates in Euros and Dollars.

During 2009, we reduced the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments, which we finalized during April 2009. The Financing Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2009, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts on third party shares and equity derivatives under our own shares, a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects. See note 13B to our consolidated financial statements included in our annual report for the year ended December 31, 2009. In addition, our comprehensive financing result may be affected by the capped call transaction entered into in connection with the March 2010 issuance of the Optional Convertible Subordinated Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures About Market Risk—Our Derivative Financial Instruments—Our Capped Call Transaction.”

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. If we resume using derivative financing instruments in the future, the cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our income statement, which could introduce volatility in our controlling interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we resume using derivative financing instruments, or with respect to our outstanding or new equity derivative positions, we may incur net losses from our derivative financial instruments.

A substantial amount of our total assets are intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market and industry conditions continue to deteriorate further impairment charges may be recognized. Our charges for impairment may be materially greater under U.S. GAAP than under MFRS.

As of September 30, 2010, approximately 33% of our total assets were intangible assets, of which approximately 26% corresponded to goodwill related primarily to our acquisitions of RMC and Rinker. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period following the purchase date.

Our consolidated financial statements have been prepared in accordance with MFRS, which differ significantly from U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key assumptions related to the determination of the assets’ fair value. Pursuant to our policy under MFRS, goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment when impairment indicators exist or in the fourth quarter of each year, by determining the value in use of the reporting units to which those intangible assets relate (a reporting unit comprises multiple cash generating units), which is the result of the discounted amount of estimated future cash flows expected to be generated by the reporting units. An impairment loss is recognized under MFRS if the value in use is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over a period of five years, unless a longer period is justified in a specific country, considering the economic cycle of the reporting units and prevailing industry conditions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. We use after-tax discount rates, which are applied to after-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. See note 12B to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

During the fourth quarter of 2008, the global economic crisis caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity in all of our markets and a worldwide downturn in macroeconomic indicators. This effect lowered the overall growth expectations within the countries in which we operate, particularly affecting the construction industry due to the cancellation or deferral of several investment projects. These conditions, which constitute an impairment indicator, remained during a significant portion of 2009. During the fourth quarters of 2009 and 2008, we performed our annual goodwill impairment testing under MFRS. These tests coincided with the negative economic environment previously described. For the year ended December 31, 2008, we recognized goodwill impairment losses under MFRS of approximately Ps18.3 billion (U.S.$1.3 billion), of which the impairment corresponding to the United States reporting unit was approximately Ps16.8 billion (U.S.$1.2 billion). The estimated impairment loss in the United States during 2008 is mainly related to the acquisition of Rinker in 2007 and overall was attributable to the negative economic situation expected in the markets during 2009 and 2010, particularly in the construction industry. Those factors significantly affected the variables included in the projections of estimated cash flows in comparison with valuations made at the end of 2007. For the year ended December 31, 2009, we did not recognize goodwill impairment losses despite the economic conditions prevailing during the year, considering that in such period, the main global stock markets started their stabilization and achieved growth as compared to the closing pricing levels in 2008. Likewise, the reference interest rates at the end of 2009 decreased with respect to their level in 2008 due to an increase in liquidity in the debt and equity markets, which slightly reduced the risk premium in the countries where we operate. These elements jointly generated a decrease in the discount rates in 2009 in comparison with the 2008 discount rates and consequently generated an increase in the value in use of the reporting units. See notes 11 and 12B to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

As mentioned above, differences between MFRS and U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key assumptions related to the determination of the assets’ fair value, led to a materially greater impairment loss under U.S. GAAP, as compared to that recognized in our 2008 consolidated financial statements under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under U.S. GAAP of approximately U.S.$4.7 billion (compared to U.S.$1.3 billion under MFRS), of which an estimated impairment corresponding to the United States reporting unit was recognized for approximately U.S.$4.5 billion (compared to U.S.$1.2 billion of goodwill impairment losses recognized under MFRS) related to the completion of the second step required to allocate the fair value of the U.S. reporting unit’s net assets. During 2009, we completed our U.S. GAAP reconciliation in connection with the year 2008 impairment exercise and reduced final impairment losses under U.S. GAAP by approximately U.S.$71 million. See note 25 to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

We are currently conducting our annual impairment testing process and, as of September 30, 2010, we cannot anticipate the outcome of such assessment. In regards to impairment of fixed assets, we do not expect significant amounts in addition to our current charges included in our income statement as of September 30, 2010 of approximately Ps1,054 million. See note 10 to our unaudited condensed consolidated financial statements as of September 30, 2010 included herein.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the global economy in the future could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under both MFRS and U.S. GAAP. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

Our ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

We are a holding company with no significant assets other than the stock of its direct and indirect subsidiaries and our holdings of cash and marketable securities. In general, our ability to repay debt and pay dividends depends on the continued transfer to us of dividends and other income from our wholly-owned and non-wholly-owned subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us is limited by various regulatory, contractual and legal constraints.

If we are unable to receive cash from our subsidiaries, our results of operations and financial condition could be affected and we may not be able to service our debt.

Our ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities and applicable laws and regulations including provisions which restrict the payment of dividends based on interim financial results or minimum net worth. We may also be subject to exchange controls on remittances by our subsidiaries from time to time in certain jurisdictions. We cannot assure you that these subsidiaries will generate sufficient income to pay out dividends, and without these dividends, we may be unable to service our debt.

Moreover, the ability of our subsidiaries to pay dividends may be restricted by the laws of the jurisdictions under which such subsidiaries are incorporated. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and satisfaction of losses, if any, incurred by such subsidiary in previous fiscal years. Therefore, our cash flows could be affected if we do not receive dividends or other payments from our subsidiaries.

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We have to service our Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

As of September 30, 2010, we had approximately Ps211.4 billion (U.S.$16.8 billion) of total debt, not including approximately Ps16.7 billion (U.S.$1.3 billion) of our perpetual debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. See notes 13A, 17D and 25 to our consolidated financial statements included in our annual report for the year ended December 31, 2009. A substantial portion of our outstanding debt is denominated in Dollars. As of September 30, 2010, our Dollar-denominated debt represented approximately 66% of our total debt, not including approximately U.S.$965 million aggregate principal amount of perpetual debentures outstanding after the completion of the 2010 Exchange Offer. Our Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although the acquisition of Rinker increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our Dollar-denominated debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Qualitative and Quantitative Disclosures About Market Risk—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. In 2010, Mexico, Spain, the United Kingdom and the Rest of Europe region (which includes our subsidiaries in Germany, France, Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region), our main non-Dollar-denominated operations, together generated approximately 57% of our total net sales in Peso terms (approximately 23%, 5%, 8% and 21%, respectively), before eliminations resulting from consolidation. In 2010, approximately 18% of our sales were generated in the United States. During the first nine months of 2010, the Peso appreciated approximately 3.74% against the Dollar, the Euro depreciated approximately 4.68% against the Dollar and the Pound depreciated approximately 2.69% against the Dollar. If we enter into future currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

In addition, as of September 30, 2010, our Euro denominated debt represented approximately 25% of our total debt, not including approximately €266 million aggregate principal amount of the 6.277% Perpetual Debentures outstanding after the completion of the 2010 Exchange Offer. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain and the Rest of Europe to service these obligations.

We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” in our annual report for the year ended December 31, 2009 and “Recent Developments—Recent Developments Relating to Regulatory Matters and Legal Proceedings,” we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, as well as antitrust investigations in Europe and antitrust actions by private parties in Florida. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

On December 8, 2010, the European Commission informed us that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. These proceedings may lead to an infringement decision, or if the objections raised by the authorities are not substantiated, the case might be closed. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter. If the allegations are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. Pursuant to

European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies, if it proves the above mentioned unlawful practices. See “Recent Developments—Recent Developments Relating to Regulatory Matters and Legal Proceedings—Antitrust Proceedings.”

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. The enactment of stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability. Efforts to address climate change through domestic federal, state and regional laws and regulations, as well as through international agreements and the laws and regulations of other countries, to reduce the emissions of greenhouse gases (“GHGs”) can create risks and uncertainties for our business. This is because the cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (CO2) as a byproduct of the calcination process. Such risks could include costs to purchase allowances or credits to meet GHG emission caps, costs required to provide equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls.

At the U.S. federal level, there are pending in Congress several pieces of legislation that would establish caps or limits on GHG emissions. For example, in 2009, the House of Representatives passed the American Clean Energy & Security Act, which, among other things establishes a cap on emissions of GHGs from a number of industries in the United States, including cement manufacturing, beginning in 2012. This legislation would require such covered industries to obtain allowances corresponding to their annual emissions of GHGs. The legislation also would authorize the imposition of international reserve allowance program to imports of certain energy intensive goods to cover the GHG emissions associated with the production of the imported goods. Legislation has been introduced in the Senate which parallels the House bill in many significant ways, although it postpones by three years the regulation of industrial sources of GHG emissions.

It is not possible at this time to predict whether any domestic federal climate change legislation may be finally enacted, what that legislation may provide or whether it may impact existing federal regulations or state laws or regulations on GHG emissions (see below). Therefore, it is not possible at this time to predict how such legislation would impact our U.S. operations. However, any impositions by legislation of significant costs or limitations on raw materials, fuel or production, or requirements for reductions of GHG emissions, could have a significant impact on the cement manufacturing industry and a material economic impact on our U.S. operations, including from competition from imports from countries where such costs are not imposed on manufacturing.

The U.S. Environmental Protection Agency (the “EPA”) has also promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. The EPA issued a Mandatory Reporting of GHG Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. This regulation is not expected to have a material economic impact on us.

In 2010, the EPA also completed a series of rulemakings which will likely result in the imposition of GHG emission limits for major stationary sources, including cement plants, beginning January 2, 2011. In 2009, the EPA found that GHG emissions from light-duty vehicles constitute an endangerment of human health and the environment, and, based on that finding, published in May 2010 its light-duty vehicle rule, which establishes the first federal controls of GHG emissions from mobile sources. In its Reconsideration of its PSD Interpretive Memorandum Rule (April 2, 2010) and its Tailoring Rule (June 3, 2010), the EPA has determined that the light- duty vehicle rule makes GHGs “subject to regulation” under the Clean Air Act, thereby triggering requirements under the Act’s Prevention of Significant Deterioration (“PSD”) program. The PSD program requires new major sources of regulated pollutants or major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to the EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, would need to apply PSD for GHG emissions as of January 2, 2011, for any GHG emissions above 75,000 tons/year of carbon dioxide equivalent (“CO2e”). Therefore, new cement plants or existing plants undergoing modification which would be major sources for non-GHG pollutants regulated under the Clean Air Act would need to acquire PSD permits for construction or modification of plants which would emit 75,000 or more tons/year CO2e, of GHGs, and would have to determine and install BACT controls for those emissions. By July 2011, any new source that emits 100,000 tons/year CO2e or any existing source that emits 100,000 tons/year CO2e GHGs and undergoes modifications that would emit 75,000 tons/year CO2e, must comply with PSD obligations. PSD permits can involve significant costs and delay. While the cost to CEMEX is unknown at this time, the costs of such GHG regulation of stationary sources through PSD could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

In addition to pending U.S. federal legislation and regulation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020. In December 2008, the California Air Resource Board approved a plan to implement AB32, which includes a cap-and-trade program beginning in 2012. Work on these regulations is ongoing, as are efforts in other states and regional programs in the west and midwest regions of the U.S. (the Northeast Regional Greenhouse Gas Initiative currently only regulates GHGs from regional electricity generation.) It is not possible at this time to predict how these state and regional efforts, which generally have not yet resulted in actual regulatory controls on GHG emissions from industrial manufacturing, would impact our U.S. operations, and they may be affected by federal climate legislation.

Finally, there are ongoing efforts on the international front to address GHG emissions. We are actively monitoring negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”), and we operate in countries that are signatories to the Kyoto Protocol, which establishes GHG emission reduction targets for developed country parties to the protocol, such as the countries of the European Union. Hence, our operations in the United Kingdom, Spain and the Rest of Europe are subject to binding caps on CO2 emissions imposed by member states of the European Union as a result of the European Commission’s directive establishing the European Emissions Trading System (“ETS”) to implement the Kyoto Protocol. Under this directive, companies receive from the relevant member states set limitations on the levels of CO2 emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants.

Under the ETS, we seek to reduce the impact of any excess emissions by either reducing the level of CO2 released in our facilities or by implementing clean development mechanism (“CDM”) projects under the Kyoto Protocol in emerging markets. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results.

It is more difficult to estimate the potential impact of any international agreements under the UNFCCC or through other international or multilateral instruments. The recently concluded Conference of Parties in Copenhagen failed to produce a successor to the Kyoto Protocol with binding legal obligations for GHG emission reductions. The 2010 Conference of Parties was held December 2010 in Cancún, Mexico, and we have monitored developments carefully to determine what impact these discussions may have on our operations around the world.

In conclusion, given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to CEMEX that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries.

In addition to the risks identified above arising from actual or potential statutory and regulatory controls, severe weather, rising seas, higher temperatures and other effects that may be attributable to climate change may impact any manufacturing sector in terms of direct costs (e.g., property damage and disruption to operations) and indirect costs (e.g., disruption to customers and suppliers, higher insurance premiums). We do not believe that any such impacts on our operations would significantly differ from those to other sectors and the public at large.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. To mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as tires, biomass, and household waste, which has resulted in less vulnerability to price spikes. We have also implemented technical improvements in several facilities and entered into long-term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our results.

With the acquisitions of RMC in 2005 and Rinker in 2007, our geographic diversity has significantly increased. As of September 30, 2010, we had operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region, the South America, Central America and the Caribbean region (which includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), Africa and the Middle East (which includes our subsidiaries in Egypt, the UAE and Israel) and Asia (which includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region).

We sold our operations in Australia on October 1, 2009. As of December 31, 2009, after eliminations resulting from consolidation, our Mexican operations represented approximately 11% of our total assets, our U.S. operations represented approximately 43% of our total assets, our operations in Spain represented approximately 11% of our total assets, our operations in the United Kingdom represented approximately 7% of our total assets, our operations in the Rest of Europe represented approximately 10% of our total assets, our South America, Central America and the Caribbean operations represented approximately 6% of our total assets, our Africa and the Middle East operations represented approximately 3% of our total assets, our Asia operations represented approximately 2% of our total assets, and our other operations represented approximately 7% of our total assets. For the year ended December 31, 2009, before eliminations resulting from consolidation, our operations in Mexico represented approximately 21% of our net sales, our operations in the U.S. represented approximately 19% of our net sales, our operations in Spain represented approximately 5% of our net sales, our operations in the United Kingdom represented approximately 8% of our net sales, our operations in the Rest of Europe represented approximately 23% of our net sales, our operations in South America, Central America and the Caribbean represented approximately 10% of our net sales, our operations in Africa and the Middle East represented approximately 7% of our net sales, our operations in Asia represented approximately 3% of our net sales and our other operations represented approximately 4% of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income. For a geographic breakdown of our net sales for the year ended December 31, 2009, please see “Item 4—Information on the Company—Geographic Breakdown of Our 2009 Net Sales” in our annual report for the year ended December 31, 2009.

Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. The government of Venezuela has paid no compensation to the CEMEX affiliates, CEMEX Caracas Investments B.V. and CEMEX Caracas II Investments B.V. (together, “CEMEX Caracas”), which held a 75.7% interest in CEMEX Venezuela, or to any other former CEMEX Venezuela shareholder. On October 16, 2008, CEMEX Caracas filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, pursuant to the bilateral investment treaty between the Netherlands and Venezuela, seeking relief for the expropriation of their interest in CEMEX Venezuela. The ICSID arbitral tribunal, or ICSID Tribunal, has been constituted, and the arbitration is now in the merits phase, the jurisdiction aspects having been concluded by the issuance of the award discussed below. We are unable at this preliminary stage to estimate the likely range of potential recovery (if any) or to determine what position the government of Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID Tribunal, and the difficulties of collection of any possible monetary award issued to CEMEX Caracas, among other matters. See “Recent Developments—Recent Developments Relating to Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration” in our annual report for the year ended December 31, 2009.

Our operations in Africa and the Middle East have faced instability as a result of, among other things, civil unrest, extremism, and the deterioration of general diplomatic relations in the region. There can be no assurance that political turbulence in the Middle East will abate in the near future or that neighboring countries, including Egypt and the UAE, will not be drawn into conflicts or experience instability.

There have been terrorist attacks in countries in which we maintain operations, and ongoing threats of future terrorist attacks. There can be no assurance that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform will require CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. The Additional Consolidation Taxes must be paid over a five-year time period. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years.

For the 2010 fiscal year, CEMEX paid Ps325 million (U.S.$26 million), which represents 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, at the new, 30% tax rate. The remaining 75% will be payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with the changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (U.S.$799 million), of which approximately Ps8.2 billion (U.S.$628 million) were recognized under “Other non-current assets” in connection with the net liability recognized before the new tax law and that we expect to realize in connection with the payment of this tax liability; and approximately Ps2.2 billion (U.S.$171 million) were recognized under “Retained earnings,” considering special provisions under MFRS, for the portion, according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation that represented the transfer of resources within such group. In our U.S. GAAP reconciliation of our 2009 financial statements, the approximately Ps2.2 billion (U.S.$171 million) recognized under “Retained earnings” under MFRS were reclassified to income tax expense for the period under U.S. GAAP.

Our estimated payment schedule of remaining taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps570 million (U.S.$44 million) in 2011, approximately Ps716 million (U.S.$55 million) in 2012, approximately Ps707 million (U.S.$54 million) in 2013, approximately Ps1.3 billion (U.S.$98 million) in 2014 and approximately Ps6.8 billion (U.S.$519 million) in 2015 and thereafter. See notes 3N and 16A to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against this tax reform. However, we cannot assure you that we will prevail in this constitutional challenge.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

MEXICAN PESO EXCHANGE RATES

Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso appreciated against the Dollar by approximately 5% in 2005, depreciated against the Dollar by approximately 2%, 1% and 26% in 2006, 2007 and 2008, respectively, and appreciated against the Dollar by approximately 5% in 2009. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. CEMEX accounting rates represent the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

	CEMEX accounting rate				Noon buying rate
	End of period	Average(1)	High	Low	End of period	Average(1)	High	Low
Year ended December 31,
2005	10.62	10.85	11.38	10.42	10.63	10.86	11.41	10.41
2006	10.80	10.91	11.49	10.44	10.80	10.90	11.46	10.43
2007	10.92	10.93	11.07	10.66	10.92	10.93	11.27	10.67
2008	13.74	11.21	13.96	9.87	13.83	11.21	13.92	9.92
2009	13.09	13.61	15.57	12.62	13.06	13.58	15.41	12.63

Monthly (2010)
January	13.10		13.10	12.65	13.03		13.03	12.65
February	12.78		13.22	12.78	12.76		13.19	12.76
March	12.36		12.75	12.36	12.30		12.74	12.30
April	12.31		12.39	12.16	12.23		12.41	12.16
May	12.93		13.15	12.27	12.86		13.14	12.27
June	12.94		12.98	12.55	12.83		12.92	12.46
July	12.66		13.09	12.65	12.64		13.08	12.64
August	13.20		13.21	12.52	13.17		13.17	12.54
September	12.60		13.08	12.49	12.63		13.06	12.49
October	12.35		12.60	12.35	12.35		12.61	12.35
November	12.49		12.50	12.21	12.45		12.57	12.21
December	12.36		12.49	12.31	12.38		12.47	12.33

Monthly (2011)
January(2)	12.26

(1)	The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	CEMEX accounting rates are through January 3, 2011.

On September 30, 2010, the CEMEX accounting rate was Ps12.60 to U.S.$1.00. Between January 1, 2010 and September 30, 2010, the Peso appreciated by 3.74% against the Dollar.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of and for each of the five years ended December 31, 2009 have been derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2009. The financial data set forth below as of December 31, 2008 and 2007 and for each of the three years ended December 31, 2008, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2009. Our audited consolidated financial statements under MFRS for the year ended December 31, 2009 were approved by our shareholders at the annual general meeting of shareholders held on April 29, 2010.

The financial data set forth below as of and for the nine months ended September 30, 2009 and 2010 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2009 and 2010 and the notes thereto included in our annual report for the year ended December 31, 2009. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the nine months ended September 30, 2009 are not indicative of operating results to be expected for the entire year.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed operating control. As a result, the financial data for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 may not be comparable to that of prior periods.

The acquisition date of RMC was March 1, 2005. Our consolidated financial information for the year ended December 31, 2005 includes RMC’s results of operations for the ten-month period ended December 31, 2005.

The acquisition date of Rinker was July 1, 2007. Our consolidated financial information for the year ended December 31, 2007 includes Rinker’s results of operations for the six-month period ended December 31, 2007.

Our consolidated financial statements included in our annual report for the year ended December 31, 2009 have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP.

Beginning on January 1, 2008, according to MFRS B-10, inflationary accounting will only be applied in a high-inflation environment, defined by MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all CEMEX subsidiaries regardless of the inflation level of their respective country. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation will be restated to take account of inflation. Designation of a country as a high or low inflation environment takes place at the end of each year and inflation is accumulative for the last three years. As of December 31, 2007, all of CEMEX’s subsidiaries operated in low-inflation environments, except for its subsidiaries in Venezuela (which were expropriated in 2008) and Costa Rica; therefore, restatement of their historical cost financial statements to take account of inflation was suspended starting on January 1, 2008. During 2008, the financial statements of subsidiaries in Costa Rica and Venezuela were restated and during 2009, the financial statements of subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica were restated.

Beginning in 2008, MFRS B-10 has eliminated the restatement of financial statements for the period as well as the comparative financial statements for prior periods into constant values as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the income statement, statement of cash flow and statement of changes in stockholders’ equity are presented in nominal values; meanwhile, amounts of financial statements for prior years are presented in constant Pesos as of December 31, 2007, the last date in which inflationary accounting was applied. Until such date, the restatement factors for current and prior periods were calculated considering the weighted average inflation of the countries in which we operate and the changes in the exchange rates of each of these countries relative to the Mexican Peso, weighted according to the proportion that our assets in each country represents of our total assets.

The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2007:

	Annual weighted average factor	Cumulative weighted average factor to December 31, 2007
2005	1.0902	1.1824
2006	1.0846	1.0846

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below and, unless otherwise indicated herein, are translations of Peso amounts at an exchange rate of Ps12.60 to U.S.$1.00, the CEMEX accounting rate as of September 30, 2010. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon end-of-period buying rate for Pesos on September 30, 2010 was Ps12.63 to U.S.$1.00. From September 30, 2010 through December 31, 2010, the Peso appreciated by approximately 1.98% against the Dollar, based on the noon buying rate for Pesos.

CEMEX, S.A.B. de C.V. and subsidiaries Selected Consolidated Financial Information

	As of and for the year ended December 31,					As of and for the nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(in millions of Pesos, except ratios and share and per share amounts)					(Unaudited)
Income Statement Information:
Net sales	Ps192,392	Ps213,767	Ps228,152	Ps225,665	Ps197,801	Ps152,722	Ps134,958
Cost of sales(1)	(116,422)	(136,447)	(151,439)	(153,965)	(139,672)	(106,522)	(96,084)
Gross profit	75,970	77,320	76,713	71,700	58,129	46,200	38,874
Operating expenses	(44,743)	(42,815)	(45,103)	(45,612)	(42,289)	(31,646)	(29,588)
Operating income	31,227	34,505	31,610	26,088	15,840	14,554	9,286
Other expense, net(2)	(3,976)	(580)	(2,984)	(21,403)	(5,529)	(2,651)	(3,941)
Comprehensive financing result(3)	3,076	(505)	1,018	(28,326)	(15,106)	(11,785)	(12,445)
Equity in income of associates	1,098	1,425	1,487	869	154	130	(543)
Income (loss) before income tax	31,425	34,845	31,131	(22,772)	(4,641)	248	(7,643)
Discontinued operations(4)	—	—	288	2,097	(4,276)	1,652	0
Non-controlling interest	692	1,292	837	45	240	288	115
Controlling interest net income	26,519	27,855	26,108	2,278	1,409	4,151	(9,404)
Basic earnings per share(5)(6)	1.28	1.29	1.17	0.10	0.06	(0.32)	(0.20)
Diluted earnings per share(5)(6)	1.27	1.29	1.17	0.10	0.06	N/A	N/A
Dividends per share(5)(7)(8)	0.27	0.28	0.29	N/A	N/A	N/A	N/A
Number of shares outstanding(5)(9)	21,144	21,987	22,297	22,985	25,643	23,845	29,666

Balance Sheet Information:
Cash and temporary investments	7,552	18,494	8,108	12,900	14,104	4,903	10,555
Net working capital(10)	15,920	10,389	15,108	16,358	12,380	20,412	14,826
Current assets of discontinued operations	—	—	4,813	4,672	—	—	—
Investments in associates, other investments and non-current accounts receivable	19,579	18,678	19,140	35,702	32,144	61,454	25,957
Property, machinery and equipment, net	195,165	201,425	250,015	270,281	258,863	267,534	237,111
Goodwill, intangible assets and other deferred charges, net	69,014	70,526	185,051	224,587	234,509	222,915	223,816
Non-current assets of discontinued operations	—	—	26,865	24,857	—	—	—
Total assets	336,081	351,083	542,314	623,622	582,286	614,743	549,759
Short-term debt	14,954	14,657	36,160	95,269	7,393	7,328	8,070
Long-term debt	104,061	73,674	180,636	162,805	203,751	228,213	203,294
Non-controlling interest and perpetual debentures(12)	6,637	22,484	40,985	46,575	43,697	45,488	20,220
Total controlling interest	123,381	150,627	163,168	190,692	213,873	214,523	202,959
Book value per share(5)(9)(13)	5.84	6.85	7.32	8.30	8.34	9.00	6.84

Other Financial Information:
Operating margin	16.2%	16.1%	13.9%	11.6%	8.0%	9.5%	6.9%
Operating EBITDA(14)	44,672	48,466	48,752	45,787	36,153	29,935	23,338
Ratio of Operating EBITDA to interest expense, capital securities dividends and preferred equity dividends(14)	6.76	8.38	5.53	4.49	2.68	3.19	1.91
Investment in property, machinery and equipment, net	9,862	16,067	21,779	20,511	6,655	5,175	805
Depreciation and amortization	13,706	13,961	17,666	19,699	20,313	15,381	14,052
Net cash flow provided by continuing operations(15)	43,080	47,845	45,625	38,455	33,728	18,363	14,855
Basic earnings per CPO(5)(6)	3.84	3.87	3.51	0.30	0.18	(0.96)	(0.57)

	As of and for the year ended December 31,
	2005	2006	2007	2008	2009
	(in millions of Pesos, except per share amounts)
U.S. GAAP(16):
Income Statement Information:
Net sales	Ps172,632	Ps203,660	Ps226,742	Ps224,804	Ps 197,801
Operating income (loss)(11)	27,038	32,804	28,623	(42,233)	10,396
Controlling interest net income (loss)	23,933	26,384	21,367	(61,886)	(5,904)
Basic earnings (loss) per share	1.15	1.23	0.96	(2.69)	(0.23)
Diluted earnings (loss) per share	1.14	1.23	0.96	(2.69)	(0.23)
Balance Sheet Information:
Total assets	317,896	351,927	563,565	605,072	558,541
Perpetual Debentures(12)	—	14,037	33,470	41,495	39,859
Long-term debt(12)	89,402	69,375	164,497	162,810	203,602
Non-controlling interest	6,200	7,581	8,010	5,105	3,865
Total controlling stockholders’ equity	120,539	153,239	172,217	151,294	165,539

(1)	Cost of sales includes depreciation. Our cost of sales excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item. Likewise, cost of sales excludes freight expenses from the points of sale to the customers’ locations, which are included as part of our distribution expenses line item.
(2)	Beginning in 2007, current and deferred Employees’ Statutory Profit Sharing (“ESPS”) is included within “Other expense, net.” Until December 31, 2006, ESPS was presented in a specific line item within the income taxes section of the income statement. The “Selected Consolidated Financial Information” data for 2005 and 2006 were reclassified to conform with the presentation required beginning in 2007.
(3)	Comprehensive financing result includes financial expenses, financial income, results from financial instruments, including derivatives and marketable securities, foreign exchange result and monetary position result.
(4)	On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). “Discontinued operations” includes the results of our operations in Australia, net of income tax, for the years ended December 31, 2007, 2008 and 2009. See note 4B to our consolidated financial statements included in our annual report for the year ended December 31, 2009.
(5)	Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two series A shares and one series B share. As of December 31, 2009, approximately 97.7% of our outstanding share capital was represented by CPOs. Each of our ADSs represents ten CPOs.
(6)	Earnings per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 19 to our consolidated financial statements included in our annual report for the year ended December 31, 2009. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under MFRS.
(7)	For purposes of the table, dividends declared at each year’s annual shareholders’ meeting are reflected as dividends of the preceding year.
(8)	With the exception of the 2009 and 2008 fiscal years, in prior years, our board of directors has proposed and our shareholders have approved dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO, expressed in Pesos, in connection with fiscal year 2005 were Ps0.81 per CPO (or Ps0.27 per share); 2006, Ps0.84 per CPO (or Ps0.28 per share); and 2007, Ps0.87 per CPO (or Ps0.29 per share). As a result of dividend elections made by shareholders, in 2006, Ps161 million in cash was paid and approximately 212 million additional CPOs were issued in respect of dividends declared for the 2005 fiscal year; in 2007, Ps147 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 fiscal year; and in 2008, Ps214 million in cash was paid and approximately 284 million additional CPOs were issued in respect of dividends declared for the 2007 fiscal year. We did not declare a dividend for fiscal years 2008 and 2009. At our 2008 annual shareholders’ meeting, held on April 23, 2009, our shareholders approved a recapitalization of retained earnings. At our 2009 annual shareholders’ meeting, held on April 29, 2010, our shareholders again approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 384 million CPOs were issued in 2010 and allocated in the form of new CPOs to shareholder on a pro rata basis. In both the 2009 and 2010 recapitalizations, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADS held. There was no cash distribution and no entitlement to fractional shares in both the 2009 and 2010 recapitalizations.

(9)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(10)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(11)	Operating loss under U.S. GAAP for the year ended December 31, 2008 includes impairment losses of approximately Ps67.2 billion (U.S.$4.9 billion). See note 25 to our consolidated financial statements included in our annual report for the year ended December 31, 2009.
(12)	Non-controlling interest, as of December 31, 2006, 2007, 2008 and 2009, includes approximately U.S.$1.3 billion (Ps14.6 billion), U.S.$3.1 billion (Ps33.5 billion), U.S.$3.0 billion (Ps41.5 billion) and U.S.$3.0 billion (Ps39.9 billion), respectively, that represents the nominal amount of the perpetual debentures, denominated in Dollars and Euros, issued by entities that consolidate for accounting purposes. In accordance with MFRS, the perpetual debentures qualify as equity due to their perpetual nature and the option to defer the coupons. However, for purposes of our U.S. GAAP reconciliation, we recognized the perpetual debentures as debt and coupon payments thereon as part of financial expenses in our statements of operations under U.S. GAAP. On May 12, 2010, we closed the 2010 Exchange Offer directed to the holders of the perpetual debentures, and CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes, in exchange for a majority in principal amount of each of the four tranches of perpetual debentures. After the completion of the 2010 Exchange Offer, U.S.$146,902,000 in aggregate principal amount of the 6.196% Perpetual Debentures, U.S.$368,882,000 in aggregate principal amount of the 6.640% Perpetual Debentures, U.S.$448,943,000 in aggregate principal amount of the 6.722% Perpetual Debentures and €266,052,000 in aggregate principal amount of the 6.277% Perpetual Debentures remained outstanding.
(13)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(14)	Operating EBITDA equals operating income before amortization expense and depreciation. Commencing January 1, 2005, MFRS ceased amortization of goodwill and CEMEX assesses goodwill for impairment annually unless events occur that require more frequent reviews. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS before giving effect to any non-controlling interest, and to net cash flows provided by operating activities, which we consider to be the most comparable measure as determined under MFRS. Interest expense and preferred equity dividends under MFRS do not include coupon payments and issuance costs of the perpetual debentures, which are included in “Non-controlling interest”, issued by consolidated entities of approximately Ps152.0 million for 2006, approximately Ps1.8 billion for 2007, approximately Ps2.6 billion for 2008 and approximately Ps2.7 billion for 2009, as described in note 17D to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

	For the year ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(in millions of Pesos)
Reconciliation of operating EBITDA to Net cash flows provided by continuing operations
Operating EBITDA	Ps44,672	Ps48,466	Ps48,752	Ps45,787	Ps36,153	Ps29,935	Ps23,338
Less:
Operating depreciation and amortization expense	13,445	13,961	17,142	19,699	20,313	15,381	14,052
Operating income	Ps31,227	Ps34,505	Ps31,610	Ps26,088	Ps15,840	Ps14,554	Ps9,286
Plus/minus:
Changes in working capital excluding income taxes	(3,109)	2,270	(877)	1,299	(2,599)	(7,739)	(4,186)
Operating depreciation and amortization expense	13,445	13,961	17,142	19,699	20,313	15,381	14,052
Other cash expenses, net	1,517	(2,891)	(3,484)	(8,631)	174	(3,833)	(4,297)
Net cash flows provided by continuing operations after income taxes	Ps43,080	Ps47,845	Ps44,391	Ps38,455	Ps33,728	Ps18,363	Ps14,855

(15)

For the three years ended December 31, 2005, 2006 and 2007, statements of cash flows were not required under MFRS; therefore, net cash flows provided by operating activities included in this item for such years refer to net resources provided by operating activities as determined for the Statements of Changes in Financial Position and represent controlling interest net income plus items not affecting cash flows plus changes in working capital excluding effects from acquisitions and including inflation effects and unrealized foreign exchange effects. See note 3A to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

(16)	We have restated the information at and for the years ended December 31, 2005 and 2006 under U.S. GAAP to constant Pesos as of December 31, 2007, the last date in which inflationary accounting was generally applied, using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the U.S. Securities Exchange Act of 1934, or the Exchange Act, instead of using the weighted average restatement factors used by us until December 31, 2007 according to MFRS and applied to the information presented under MFRS of prior years. See note 3A to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of and for the nine month periods ended September 30, 2009 and 2010 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in our annual report for the year ended December 31, 2009. The following discussion, which follows the same MFRS accounting policies, should also be read in conjunction with such financial statements and the notes thereto.

The percentage changes in cement and ready-mix concrete sales volumes described herein for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold intercompany to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented herein for our operations in each country or region includes the Mexican Peso equivalent amount of revenues derived from intercompany sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009 and 2010 included herein.

On October 26, 2010, we announced our results for the nine months ended September 30, 2010. The interim results of operations for the nine months ended September 30, 2010 are not indicative of operating results to be expected for the entire year. The following is a discussion of our results for the nine months ended September 30, 2010.

Results of operations

Consolidation of our results of operations

Our unaudited condensed consolidated financial statements for the nine month periods ended September 30, 2009 and 2010 included herein include those subsidiaries in which we hold a controlling interest or which we otherwise control. All material intercompany balances and transactions have been eliminated as part of the consolidation.

For the nine months ended September 30, 2009 and 2010, our consolidated results reflect the following transactions:

•

On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). Our consolidated income statements present the results of our operations in Australia, net of income tax, for the nine-month period ended September 30, 2009, the twelve-month period ended December 31, 2008 and the six-month period ended December 31, 2007 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 4B to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

•

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

•	On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregates distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials

Company, LLC for a loss of U.S.$38 million. These assets were acquired by CEMEX in 2007 as part of the acquisition of Rinker. We considered these facilities and properties to be non-core assets for our integrated cement, concrete, aggregates and building materials operations throughout the United States. The proceeds from the sale of U.S.$88 million were used to reduce our outstanding debt and to enhance our liquidity position.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2010

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 in our domestic cement and ready-mix concrete sales volumes as well as export sales volumes of cement and domestic cement in addition to ready-mix concrete average prices for each of our geographic segments.

The financial information in the table below does not include volume and price data of our operations in Australia which were sold on October 1, 2009.

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
North America
Mexico	-5%	-13%	+3%	Flat	+2%
United States(2)	-1%	-5%	N/A	-7%	-12%
Europe
Spain	-25%	-23%	+112%	-7%	-8%
U.K.	+2%	-4%	N/A	-4%	-4%
Rest of Europe	-3%	-4%	N/A	-1%	-1%
South/Central America and the Caribbean(3)
Colombia	+7%	Flat	N/A	-7%	-10%
Rest of South/Central America and the Caribbean(4)	-9%	-9%	N/A	+2%	-6%
Africa and the Middle East(5)
Egypt	+3%	+12%	N/A	+6%	-3%
Rest of Africa and the Middle East(6)	-33%	-10%	N/A	-32%	-10%
Asia(7)
Philippines	+14%	N/A	-60%	+3%	N/A
Rest of Asia(8)	+18%	-7%	N/A	-2%	+6%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	Our South America, Central America and the Caribbean segment includes our operations in Colombia and the operations listed in note 4 below; however, in the above table, our operations in Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region.
(4)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.

(5)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 6 below.
(6)	Our Rest of Africa and the Middle East segment includes the operations in the UAE and Israel.
(7)	Our Asia segment includes the operations in the Philippines, as well as limited operations in China we acquired as a result of the Rinker acquisition and the operations listed in note 8 below. On October 1, 2009, we completed the sale of our operations in Australia, which had been included as a separate geographical segment following our 2007 acquisition of Rinker.
(8)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asia region.

On a consolidated basis, our cement sales volumes remained flat, from 49.6 million tons in the nine months ended September 30, 2009 to 49.5 million tons in the comparable period of 2010, and our ready-mix concrete sales volumes decreased approximately 8%, from 41.2 million cubic meters in the nine months ended September 30, 2009 to 38.0 million cubic meters in the nine months ended September 30, 2010. Our net sales decreased approximately 12%, from Ps152.7 billion in the nine months ended September 30, 2009 to Ps135.0 billion in the comparable period of 2010, and our operating income decreased approximately 36%, from Ps14.6 billion in the nine months ended September 30, 2009 to Ps9.3 billion in the comparable period in 2010.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the nine months ended September 30, 2009 and 2010. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation between the local currencies of the countries in the regions vis-à-vis the Mexican Peso which occurred during the period; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Nine Months Ended September 30,
				2009	2010
				(in millions of Pesos)
North America
Mexico	-4%	—	-4%	32,879	31,722
United States(2)	-14%	-6%	-20%	30,593	24,481
Europe
Spain	-21%	-9%	-30%	8,754	6,147
United Kingdom	-1%	-8%	-9%	12,388	11,244
Rest of Europe	-4%	-11%	-15%	35,176	29,919
South/Central America and the Caribbean(3)
Colombia	-4%	+8%	+4%	5,131	5,334
Rest of South/Central America and the Caribbean(4)	-10%	-4%	-14%	10,812	9,256
Africa and Middle East(5)
Egypt	+11%	-8%	+3%	6,192	6,386
Rest of Africa and the Middle East(6)	-17%	-7%	-24%	4,962	3,794
Asia(7)
Philippines	+11%	-2%	+9%	2,939	3,196
Rest of Asia(8)	+1%	-4%	-3%	1,834	1,782
Others(9)	-15%	-6%	-21%	7,479	5,920

Net sales before eliminations			-13%	159,139	139,181
Eliminations from consolidation				(6,417)	(4,223)

Consolidated net sales			-12%	152,722	134,958

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Income For the Nine Months Ended September 30,
				2009	2010
				(in millions of Pesos)
North America
Mexico	-16%	—	-16%	11,019	9,288
United States(2)	+46%	-16%	-30%	(5,190)	(6,744)
Europe
Spain	-37%	-5%	-42%	1,335	776
United Kingdom	+38%	-26%	+12%	(632)	(555)
Rest of Europe	-44%	-24%	-68%	2,087	668
South/Central America and the Caribbean(3)
Colombia	-10%	+2%	-8%	1,979	1,821
Rest of South/Central America and the Caribbean(4)	-17%	-8%	-25%	2,305	1,738
Africa and Middle East(5)
Egypt	+28%	-15%	+13%	2,632	2,973
Rest of Africa and the Middle East(6)	-76%	-2%	-78%	743	163
Asia(7)
Philippines	+8%	—	+8%	867	937
Rest of Asia(8)	-49%	-17%	-66%	67	23
Others(9)	+30%	+2%	+32%	(2,658)	(1,802)
Consolidated operating income			-36%	14,554	9,286

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	Our South America, Central America and the Caribbean segment includes our operations in Colombia and the operations listed in note 4 below; however, in the above table, our operations in Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region.
(4)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(5)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 6 below.
(6)	Our Rest of Africa and the Middle East segment includes our operations in the UAE and Israel.
(7)	Our Asia segment includes our operations in the Philippines, as well as limited operations in China we acquired as a result of the Rinker acquisition and the operations listed in note 8 below. On October 1, 2009, we completed the sale of our operations in Australia, which had been included as a separate geographical segment following our 2007 acquisition of Rinker. Our consolidated income statements present the results of our operations in Australia, net of income tax, for the nine-month period ended September 30, 2009, the twelve-month period ended December 31, 2008 and the six-month period ended December 31, 2007 in a single line item as “Discontinued operations.” See note 4B to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

(8)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asia region.
(9)	Our Others segment includes our worldwide maritime trade operations, our information solutions company and other minor subsidiaries.

Net sales. Our consolidated net sales decreased approximately 12%, from Ps152.7 billion in the nine months ended September 30, 2009 to Ps135.0 billion in the comparable period of 2010. The decrease in net sales was primarily attributable to lower sales mainly from our U.S. and European operations. This decrease was partially mitigated by a higher contribution from our Mexican operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Mexico

Our Mexican operations’ net sales represented approximately 23% of our total net sales in the nine months ended September 30, 2010, in Peso terms, before eliminations resulting from consolidation. Cement sales volumes in our Mexican operations decreased approximately 5% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 13% in the nine months ended September 30, 2010 compared to the comparable period in 2009. During the nine months ended September 30, 2010, demand was driven by the industrial sector, which continued with its positive trend, supported by construction demand from the manufacturing sector. Spending in the infrastructure sector continues to contract given the absence of government programs to fuel cement intensive infrastructure programs. In addition, informal housing investment continued to contract during the period. Our Mexican operations’ cement export volumes, which represented approximately 3% of our Mexican cement sales volumes in the nine months ended September 30, 2010, increased approximately 3% in the nine months ended September 30, 2010 compared to the comparable period in 2009, primarily as a result of lower export volumes to Central America and the Caribbean. Of our Mexican operations’ total cement export volumes during the nine months ended September 30, 2010, 18% was shipped to the United States, 68% to Central America and the Caribbean and 14% to South America. Our Mexican operations’ average domestic sales price of cement remained flat in Peso terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average sales price of ready-mix concrete increased approximately 2% in Peso terms over the comparable period. For the nine months ended September 30, 2010, cement represented approximately 55%, ready-mix concrete approximately 21% and our aggregates and other businesses approximately 24% of our Mexican operations’ net sales before eliminations resulting from consolidation.

As a result of the increases in average sales prices for ready-mix concrete, partially offset by the decreases in cement and ready-mix concrete sales volumes, our Mexican net sales, in Peso terms, decreased approximately 4% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

United States

Our United States operations represented approximately 18% of our total net sales in the nine months ended September 30, 2010 in Peso terms, before eliminations resulting from consolidation. Our U.S. operations’ domestic cement sales volumes, which include cement purchased from our other operations, decreased approximately 1% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 5% during the comparable period. The decreases in our U.S. operations’ domestic cement and ready-mix concrete sales volumes resulted primarily from significantly weaker demand in all our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower demand. The overall U.S. business environment continued to be challenging during the period. In the residential sector, heightened uncertainty in the financial markets and uncertainty about government policy have adversely affected confidence. In addition, we have seen a decline in new-home sales and permitting activities following the expiration of the Home-buyer Tax Credit. Although there was continuing spending from the ARRA stimulus funds, reduced state spending, reflecting the weakness in fiscal conditions in state governments, has delayed or reduced expenditures in the infrastructure sector. Activity from the industrial-and-commercial sector continued to be depressed during the period. Average sales price of domestic cement for our U.S. operations decreased approximately 7% in Dollar terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average sales price of ready-mix concrete decreased approximately 12% in Dollar terms over the comparable period. The decreases in average prices were primarily due to decreased demand as a result of recessionary economic conditions and tight credit availability. For the nine months ended September 30, 2010, cement represented approximately 31%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 42% of our United States operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in cement and ready-mix concrete sales volumes and average sales prices, net sales from our United States operations, in Dollar terms, decreased approximately 14% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

Spain

Our Spanish operations’ net sales during the nine months ended September 30, 2010 represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. Cement sales volumes in our Spanish operations decreased approximately 25% in the nine months ended September 30, 2010 compared to the comparable period in 2009, while ready-mix concrete sales volumes decreased approximately 23% during the comparable period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of significantly weaker demand in all our regions, especially in Levante, Centro, and Catalonia. Performance from the residential sector continues to be affected by high inventory levels and lack of credit availability. Activity from the infrastructure sector remains stagnant and at very low levels due to limited state economic resources for new projects. Demand from the industrial-and-commercial sector during the quarter continues to be depressed by a lack of confidence and weak macroeconomic conditions. Our Spanish operations’ cement export volumes, which represented approximately 32% of our Spanish cement sales volumes in the nine months ended September 30, 2010, increased substantially in the nine months ended September 30, 2010 compared to the comparable period in 2009, primarily as a result of strategically increased exports to other countries, especially those located in the Mediterranean area, to mitigate local volume declines. Of our Spanish operations’ total cement export volumes in the nine months ended September 30, 2010, 8% was shipped to Europe and the Middle East, 91% to Africa and 1% to other countries. Our Spanish operations’ average domestic sales price of cement decreased approximately 7% in Euro terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average price of ready-mix concrete decreased approximately 8% in Euro terms over the comparable period. For the nine months ended September 30, 2010, cement represented approximately 61%, ready-mix concrete approximately 20% and our other businesses approximately 19% of our Spanish operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, and in average domestic cement and ready-mix concrete sales prices, our Spanish net sales, in Euro terms, decreased approximately 21% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

United Kingdom

Our United Kingdom operations’ net sales in the nine months ended September 30, 2010 represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our United Kingdom operations’ domestic cement sales volumes increased approximately 2% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 4% during the comparable period. The recovery of the housing sector from very low levels last year, a gradual improvement of the private non-residential sector and delayed effects from various fiscal stimulus packages contributed to the increases in domestic cement sales volumes and better-than-expected volume growth. Our United Kingdom operations’ average domestic sales price of cement decreased approximately 4% in Pound terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average price of ready-mix concrete decreased approximately 4% in Pound terms over the comparable period. For the nine months ended September 30, 2010, cement represented approximately 16%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 58% of our United Kingdom operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in ready-mix concrete sales volumes and decreases in average domestic cement and ready-mix concrete sales prices, partially offset by increases in domestic cement volumes, net sales from our United Kingdom operations, in Pound terms, decreased approximately 1% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

Rest of Europe

Our Rest of Europe operations’ net sales for the nine months ended September 30, 2010 represented approximately 21% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our operations in our Rest of Europe segment in the nine months ended September 30, 2010 consisted of our operations in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Italy, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden. Our Rest of Europe operations’ domestic cement sales volumes decreased approximately 3% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 4% during the comparable period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a general decline in activity in the residential, non-residential and infrastructure sectors. Our Rest of Europe operations’ average domestic sales price of cement decreased approximately 1% in Euro terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average price of ready-mix concrete decreased approximately 1% in Euro terms over the comparable period. For the nine months ended September 30, 2010, cement represented approximately 24%, ready-mix concrete approximately 47% and our other businesses approximately 29% of our Rest of Europe operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in cement and ready-mix concrete sales volumes, partially offset by increases in average domestic cement and ready-mix concrete sales prices, net sales in the Rest of Europe, in Euro terms, decreased approximately 4% in the nine months ended September 30, 2010 compared to the comparable period in 2009. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

In Germany, domestic cement sales volumes decreased approximately 1% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes in those operations decreased approximately 7% during the comparable period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a continued recessionary environment that translated into a sharp decline in cement consumption. Our German operations’ average domestic sales price of cement decreased approximately 1% in Euro terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average price of ready-mix concrete decreased approximately 1% in Euro terms over the comparable period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes and decreases in the average domestic cement and ready-mix concrete sales prices, net sales in Germany, in Euro terms, decreased approximately 5% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

In France, ready-mix concrete sales volumes decreased approximately 1% in the nine months ended September 30, 2010 compared to the comparable period in 2009, primarily as a result of weaker economic conditions due to a decline of demand in all sectors. Our French operations’ average sales price of ready-mix concrete decreased approximately 1% in Euro terms in the nine months ended September 30, 2010 compared to the comparable period in 2009. As a result of the decrease in ready-mix concrete sales volumes and decreases in average ready-mix concrete sales prices, net sales in France, in Euro terms, decreased approximately 2% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

South America, Central America and the Caribbean

Our operations in South America, Central America and the Caribbean in the nine months ended September 30, 2010 consisted of our operations in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Jamaica and Argentina, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico.

For the nine months ended September 30, 2010, our South America, Central America and Caribbean operations represented approximately 11% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our South America, Central America and Caribbean operations’ domestic cement sales volumes decreased approximately 3% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 5% over the comparable period. The decrease in domestic cement and ready-mix concrete sales volumes is primarily attributable to a delay in infrastructure projects to the following year. Our South America, Central American and Caribbean operations’ average domestic sales price of cement increased approximately 4% in Dollar terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, while the average sales price of ready-mix concrete decreased approximately 2% in Dollar terms over the comparable period. For the reasons mentioned above, net sales in our South America, Central America and Caribbean operations, in Dollar terms, decreased approximately 2% in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the nine months ended September 30, 2010, cement represented approximately 71%, ready-mix concrete approximately 21% and our aggregates and other businesses approximately 8% of our South and Central America and Caribbean operations’ net sales before eliminations resulting from consolidation. Set forth below is a discussion of sales volumes in Colombia, the most significant country in our South America, Central American and Caribbean segment, based on net sales.

For the nine months ended September 30, 2010, Colombia represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Colombian operations’ cement volumes increased approximately 7% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes remained flat during the comparable period. The increases in sales volumes resulted primarily from the positive impact that infrastructure spending had on the construction sector due to Colombia’s countercyclical public policy. We continued to see an increase in housing starts resulting from the building of houses pre-sold last year to take advantage of an expiring interest-rate subsidy program. The industrial-and-commercial sector is not, however, recovering at the same pace as other demand segments. Our Colombian operations’ average domestic sales price of cement decreased approximately 7% in Colombian Peso terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average price of ready-mix concrete decreased approximately 10% in Colombian Peso terms over the comparable period. As a result of the decreases in the average sales prices of cement and ready-mix concrete, partially offset by the increase in domestic cement sales volume and stable ready-mix concrete sales volumes, net sales of our Colombian operations, in Colombian Peso terms, decreased approximately 4% in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the nine months ended September 30, 2010, cement represented approximately 66%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 11% of our Colombian operations’ net sales before eliminations resulting from consolidation.

For the nine months ended September 30, 2010, the Rest of South and Central America and the Caribbean represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of South and Central America and Caribbean operations’ cement volumes decreased approximately 9% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 9% during the comparable period. Our Rest of South and Central America and Caribbean operations’ average domestic sales price of cement increased approximately 2% in Dollar terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and the average sales price of ready-mix concrete decreased approximately 6% in Dollar terms over the comparable period. As a result of the decreases in domestic cement, ready-mix concrete sales volumes and ready-mix average sales prices, partially offset by the increase in the average domestic cement sales prices, net sales of our Rest of South and Central America and Caribbean operations, in Dollar terms, decreased approximately 10% in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the nine months ended September 30, 2010, cement represented approximately 74%, ready-mix concrete approximately 20% and our other businesses approximately 6% of our Rest of South and Central America and Caribbean operations’ net sales before eliminations resulting from consolidation.

For the reasons mentioned above, net sales before eliminations resulting from consolidation in our South and Central America and Caribbean operations, in Dollar terms, decreased approximately 2% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

Africa and the Middle East

For the nine months ended September 30, 2010, Africa and the Middle East represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our operations in Africa and the Middle East consist of our operations in Egypt, the United Arab Emirates (UAE) and Israel. Our Africa and Middle East operations’ domestic cement sales volumes remained flat in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales volumes decreased approximately 7% during the comparable period. Our Africa and the Middle East operations’ average domestic sales price of cement increased approximately 3% in Dollar terms in the nine months ended September 30, 2010, and the average price of ready-mix concrete decreased approximately 9% in Dollar terms over the comparable period. For the nine months ended September 30, 2010, cement represented approximately 53%, ready-mix concrete approximately 32% and our other businesses approximately 15% of our African and the Middle East operations’ net sales before eliminations resulting from consolidation.

For the nine months ended September 30, 2010, Egypt represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Egyptian operations’ domestic cement sales volumes increased approximately 3% in the nine months ended September 30, 2010 compared to the comparable period in 2009, and Egyptian ready-mix concrete sales volumes increased approximately 12% during the comparable period. The increases in volumes were driven primarily from increased demand in the residential sector. Performance from the infrastructure sector was weak as government spending dropped. In addition, activity from the industrial-and-commercial sector remained at low levels given the current macroeconomic environment and lack of financing for new projects. The average domestic sales price of cement increased approximately 6% in Egyptian pound terms in the nine months ended September 30, 2010 compared to the comparable period in 2009, and ready-mix concrete sales prices decreased approximately 3% in Egyptian pound terms. As a result of increases in domestic cement sales volumes and sales prices, net sales of our Egyptian operations, in Egyptian pound terms, increased approximately 11% in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the nine months ended September 30, 2010, cement represented approximately 86%, ready-mix concrete approximately 8% and our other businesses approximately 6% of our Egyptian operations’ net sales before eliminations resulting from consolidation.

For the nine months ended September 30, 2010, our Rest of Africa and the Middle East operations represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of Africa and the Middle East operations’ ready-mix concrete sales volumes decreased approximately 10% in the nine months ended September 30, 2010 compared to the comparable period in 2009 primarily as a result of the contraction of the local construction sector in the United Arab Emirates, while the average ready-mix concrete sales price decreased approximately 10%, in Dollar terms, in the nine months ended September 30, 2010 compared to the comparable period in 2009. As a result, net sales of our Rest of Africa and the Middle East operations, in Dollar terms, decreased approximately 17% in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the nine months ended September 30, 2010, cement represented approximately 7%, ready-mix concrete represented approximately 65% and our other businesses approximately 28% of our Rest of Africa and the Middle East operations’ net sales before eliminations resulting from consolidation.

As a result, net sales before eliminations resulting from consolidation in our Africa and the Middle East operations, in Dollar terms, decreased approximately 2% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

Asia

For the nine months ended September 30, 2010, Asia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our operations in Asia consist of our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operations we acquired from Rinker in China. Our Asian operations’ domestic cement sales volumes increased approximately 15% in the nine months ended September 30, 2010 compared to the comparable period in 2009, primarily due to strong infrastructure spending and an increase in demand during this period from the residential sector. Our Asian operations’ ready-mix concrete sales volumes decreased approximately 7% in the nine months ended September 30, 2010 compared to the comparable period in 2009, primarily due to the contraction of the market, particularly in China. The average sales price of cement and ready-mix concrete in our Asian operations increased by approximately 7% and 6%, respectively, in Dollar terms in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the reasons described above, our Asian operations’ net sales in Dollar terms increased approximately 11% in the nine months ended September 30, 2010 compared to the comparable period in 2009.

Our Asian operations’ cement export volumes, which represented approximately 3% of our Asian operations’ cement sales volumes in the nine months ended September 30, 2010, decreased approximately 60% in the nine months ended September 30, 2010 compared to the comparable period in 2009 primarily due to lower export volumes to Europe. Of our Asian operations’ total cement export volumes during the nine months ended September 30, 2010, approximately 22% was shipped to Europe and 78% to the Southeast Asia region. For the nine months ended September 30, 2010, cement represented approximately 74%, ready-mix concrete approximately 21% and our other businesses approximately 5% of our Asian operations’ net sales before eliminations resulting from consolidation.

For the nine months ended September 30, 2010, the Philippines represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Philippines operations’ domestic cement volumes increased approximately 14% in the nine months ended September 30, 2010 compared to the comparable period in 2009. Our Philippines operations’ average domestic sales price of cement increased approximately 3% in Philippine Peso terms in the nine months ended September 30, 2010 compared to the comparable period in 2009. As a result of the increases in domestic cement volumes and domestic cement sales price, net sales of our Philippines operations, in Philippine Peso terms, increased approximately 11% in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the nine months ended September 30, 2010, cement represented 99% and our other businesses approximately 1% of our Philippine operations’ net sales before eliminations resulting from consolidation.

Our Rest of Asia operations’ ready-mix concrete sales volumes, which include our Malaysian operations (representing nearly all our ready-mix concrete sales volumes in the Rest of Asia region), decreased approximately 7% in the nine months ended September 30, 2010 compared to the comparable period in 2009. The average sales price of ready-mix concrete increased approximately 6%, in Dollar terms, during the nine months ended September 30, 2010. For the reasons mentioned above, net sales of our Rest of Asia operations, in

Dollar terms, increased approximately 1% in the nine months ended September 30, 2010 compared to the comparable period in 2009. For the nine months ended September 30, 2010, cement represented approximately 31%, ready-mix concrete approximately 56% and our other businesses approximately 13% of our Rest of Asia operations’ net sales before eliminations resulting from consolidation.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 15% before eliminations resulting from consolidation in the nine months ended September 30, 2010 compared to the comparable period in 2009 in Dollar terms, primarily as a result of a decrease of approximately 19% in our worldwide cement, clinker and slag trading operations and a decrease of approximately 2% in our information technology solutions company. For the nine months ended September 30, 2010, our trading operations’ net sales represented approximately 45% and our information technology solutions company represented approximately 33% of our Others segment’s net sales.

Cost of sales. Our cost of sales, including depreciation, decreased approximately 10%, from Ps106.5 billion in the nine months ended September 30, 2009 to Ps96.1 billion in the nine months ended September 30, 2010, primarily due to lower economies of scale attributable to decreased volumes. As a percentage of net sales, cost of sales increased from 70% in the nine months ended September 30, 2009 to 71% in the nine months ended September 30, 2010. In our cement and aggregates business, we have several producing plants and many points of sale. Our cost of sales excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps7.1 billion in the nine months ended September 30, 2009 and Ps6.1 billion in the comparable period in 2010. Cost of sales includes the expenses related to warehousing at the producing plants as well as transfer costs within our producing plants.

Gross profit. For the reasons explained above, our gross profit decreased approximately 16%, from Ps46.2 billion in the nine months ended September 30, 2009 to Ps38.9 billion in the nine months ended September 30, 2010. As a percentage of net sales, gross profit decreased from approximately 30% in the nine months ended September 30, 2009 to 29% in the nine months ended September 30, 2010. In addition, our gross profit may not be directly comparable to those of other entities that include in cost of sales freight expenses of finished products from the producing plants to their selling points, and the costs related to their sales force and warehousing at the point of sale, which in our financial statements are included within administrative and selling expenses, and the cost associated with freight to the customers’ locations, which in our financial statements are included as part of our distribution expenses, and which in aggregate represented costs of approximately Ps10.3 billion in the nine months ended September 30, 2009 and Ps9.9 billion in the comparable period in 2010.

Operating expenses. Our operating expenses decreased approximately 7%, from Ps31.6 million in the nine months ended September 30, 2009 to Ps29.6 billion in the nine months ended September 30, 2010, mainly as a result of savings from our cost-reduction initiatives, partially offset by higher transportation costs. As a percentage of net sales, our operating expenses increased approximately 1% in the nine months ended September 30, 2010 compared to the comparable period in 2009, mainly as a result of lower economies of scale attributable to decreased volumes. Operating expenses include administrative, selling and distribution expenses.

Operating income. For the reasons mentioned above, our operating income decreased approximately 36% from Ps14.6 billion in the nine months ended September 30, 2009 to Ps9.3 billion in the nine months ended September 30, 2010. As a percentage of net sales, operating income decreased from approximately 10% in the nine months ended September 30, 2009 to 7% in the nine months ended September 30, 2010. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors over our operating income on a geographic segment basis.

Mexico

Our Mexican operations’ operating income decreased approximately 16%, from Ps11.0 billion in the nine months ended September 30, 2009 to Ps9.3 billion in the nine months ended September 30, 2010 in Peso terms. The decrease in operating income was primarily attributable to the decrease in cement and ready-mix sales volumes, partially offset by the increase in ready-mix concrete average sales prices.

United States

Our U.S. operations’ operating loss increased approximately 30%, from an operating loss of Ps5.2 billion in the nine months ended September 30, 2009 to an operating loss of Ps6.7 billion in the nine months ended September 30, 2010 in Peso terms. As mentioned above, the increase in operating loss was primarily attributable to the reduction in cement, ready-mix concrete and aggregates sales volumes and decreases in average sales prices.

Spain

Our Spanish operations’ operating income decreased approximately 42%, from Ps1.3 billion in the nine months ended September 30, 2009 to Ps776 million in the nine months ended September 30, 2010 in Peso terms. The decrease in operating income resulted primarily from the significant decline in cement and ready-mix concrete sales volumes and the decrease in average sales prices.

United Kingdom

Our United Kingdom operations’ operating loss decreased approximately 12%, from an operating loss of Ps632 million in the nine months ended September 30, 2009 to an operating loss of Ps555 million in the nine months ended September 30, 2010 in Peso terms. The decrease in the operating loss of our United Kingdom operations during the nine months ended September 30, 2010 compared to the comparable period in 2009 resulted primarily from an increase in cement sales volumes.

Rest of Europe

Our Rest of Europe operations’ operating income decreased approximately 68%, from Ps2.1 billion in the nine months ended September 30, 2009 to Ps668 million in the nine months ended September 30, 2010 in Peso terms. The decrease in our Rest of Europe operations’ operating income resulted from the reduction in cement and ready-mix sales volumes and decreases in their corresponding sales prices.

In Germany, our operating income decreased approximately 83%, from Ps432 million in the nine months ended September 30, 2009 to Ps72 million in the nine months ended September 30, 2010 in Peso terms. The decrease in the operating income in Germany resulted primarily from lower domestic cement and ready-mix sales volumes and decreases in average sales prices.

In France, operating income decreased approximately 64%, from Ps744 million in the nine months ended September 30, 2009 to Ps271 million in the nine months ended September 30, 2010 in Peso terms. The decrease in operating income in France resulted primarily from a reduction in ready-mix average sales prices and a decrease in ready-mix volumes.

South America, Central America and the Caribbean

Our South America, Central America and Caribbean operations’ operating income decreased approximately 17%, from Ps4.3 billion in the nine months ended September 30, 2009 to Ps3.6 billion in the nine months ended September 30, 2010 in Peso terms. The decrease in operating income was primarily attributable to the decrease in domestic cement and ready-mix volumes from the region, as described above, partially offset by an increase in domestic cement average sales price.

In Colombia, during the nine months ended September 30, 2010, operating income decreased approximately 8% in Peso terms, from Ps1.9 billion in the nine months ended September 30, 2009 to Ps1.8 billion in the nine months ended September 30, 2010. The decrease resulted primarily from decreases in average sales prices in domestic cement and ready-mix, partially offset by increases in domestic cement sales volumes.

Africa and the Middle East

Our Africa and the Middle East operations’ operating income decreased approximately 7%, from Ps3.4 billion in the nine months ended September 30, 2009 to Ps3.1 billion in the nine months ended September 30, 2010 in Peso terms. The decrease in operating income resulted primarily from decreases in ready-mix concrete sales volumes and average ready-mix sales prices, partially offset by increases in average domestic cement sales prices.

Operating income from our Egyptian operations increased approximately 13%, from Ps2.6 billion in the nine months ended September 30, 2009 to Ps3.0 billion in the nine months ended September 30, 2010 in Peso terms primarily as a result of the increases in cement and ready-mix sales volumes and domestic cement average sales prices. Our Rest of Africa and the Middle East operations decreased approximately 78% from an operating income of Ps743 million in the nine months ended September 30, 2009 to Ps163 million in the nine months ended September 30, 2010 in Peso terms. The decrease resulted primarily from decreases in ready-mix volumes and average sales prices.

Asia

Our Asia operations’ operating income increased approximately 3%, from Ps934 million in the nine months ended September 30, 2009 to Ps960 million in the nine months ended September 30, 2010 in Peso terms. The increase in operating income resulted primarily from increases in domestic cement sales volumes and average sales price.

Our Philippines operating income increased approximately 8%, in Peso terms, from Ps867 million in the nine months ended September 30, 2009 to Ps937 million in the nine months ended September 30, 2010, in Peso terms. The increase in operating income resulted primarily from increases in domestic cement volumes and higher average domestic sales price.

Others

Operating loss in our Others segment improved by approximately 32%, from a loss of Ps2.7 billion in the nine months ended September 30, 2009 to a loss of Ps1.8 billion in the nine months ended September 30, 2010, in Peso terms. The decrease in the operating loss can be primarily explained by a substantial increase in our worldwide cement, clinker, coke and slag trading operations.

Other expenses, net. Our other expenses, net, increased from other expenses, net of Ps2.6 billion in the nine months ended September 30, 2009 to other expenses, net of Ps3.9 billion in the nine months ended September 30, 2010. The increase in other expenses, net during the period is primarily due to higher severance payments, fixed asset impairments and loss on the sale of assets, as well as amortization of fees related to the early redemption of debt.

The most significant items included under this caption in the nine months ended September 30, 2009 and 2010 are as follows:

	For the Nine Months Ended September 30,
	2009	2010
	(in millions of Pesos)
Impairment losses	(343)	(1,054)
Restructuring costs	(268)	(333)
Charitable contributions	(114)	(348)
Results from sales of assets and others, net	(1,926)	(2,206)

	(2,651)	(3,941)

Comprehensive financing result. Pursuant to MFRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. Comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•

appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•

beginning in 2008, gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result) in countries under high inflation environments. Until December 31, 2007, monetary position results were calculated on each country’s net monetary position despite the level of inflation.

	For the Nine Months Ended September 30,
	2009	2010
	(in millions of Pesos)
Comprehensive financing result:
Financial expense	(9,377)	(12,235)
Financial income	272	310
Results from financial instruments	(2,398)	(1,506)
Foreign exchange result	(593)	836
Monetary position result	311	150

Comprehensive financing result	(11,785)	(12,445)

Our comprehensive financing result deteriorated from a loss of Ps11.8 billion in the nine months ended September 30, 2009 to a loss of Ps12.4 billion in the nine months ended September 30, 2010. The components of the change are shown above. Our financial expense increased approximately 30% due to higher interest rates partially offset by lower debt levels. Our financial income increased 14%. The increase was primarily attributable to income generated by a temporary investment used to prepay CBs. The decrease in our loss from financial instruments was primarily attributable to the settlement of a significant portion of our derivative instruments portfolio during the first nine months of 2009 compared to the same period in 2010, and the loss corresponding to the first nine months of 2010 resulted primarily from negative valuations of equity derivatives related to CEMEX and Axtel shares. Our net foreign exchange result improved mainly due to the appreciation of the Peso against the U.S. dollar, partially offset by the depreciation of the Euro against the U.S. dollar during the nine months ended September 30, 2009. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) in the nine months ended September 30, 2010 decreased approximately 52% due to lower inflation effects in our Egyptian operations.

During 2009, certain financing costs associated with the Financing Agreement were capitalized under MFRS. See note 12 to our consolidated financial statements included in our annual report for the year ended December 31, 2009. In the U.S. GAAP reconciliation of our 2009 financial statements, we include a reconciliation item as some of these financing costs under U.S. GAAP should be expensed as incurred and recognized in our income statement. See note 25 to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

Derivative financial instruments. For the nine months ended September 30, 2009 and 2010, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross-currency swaps, including our derivative instruments related to the issuance of perpetual debentures by consolidated entities, equity forward contracts and interest rate derivatives related to energy projects.

As required in the context of our renegotiation of maturities with our bank lenders, during the nine months ended September 30, 2009, we closed a significant portion of our derivative instruments, including the Yen cross-currency swap derivatives associated with our perpetual debentures. Therefore, as of September 30, 2009 and 2010, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects.

For the nine months ended September 30, 2010, we had a net loss of approximately Ps1,506 billion in the item “Results from financial instruments” as compared to a net loss of approximately Ps2,398 billion in 2009. The loss in the nine months ended September 30, 2010 is mainly attributable to the settlement of a significant portion of our derivative instruments portfolio during the first nine months of 2009 compared to the same period in 2010, and the loss corresponding to the first nine months of 2010 resulted primarily from negative valuations of equity derivatives related to CEMEX and Axtel shares.

Income taxes. Income taxes increased from an income tax revenue of Ps2.5 billion in the nine months ended September 30, 2009 to an income tax expense of Ps1.6 billion in the nine months ended September 30, 2010. The increase is mainly attributable to higher operating losses in several countries during the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2010.

Consolidated net income. For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the nine months ended September 30, 2010 decreased significantly, from a consolidated net income of Ps4.4 billion in the nine months ended September 30, 2009 to a consolidated net loss of Ps9.3 billion in the nine months ended September 30, 2010. As a percentage of net sales, consolidated net income for the nine months ended September 30, 2010 represented 3%. For the comparable period in 2009, the consolidated net loss represented 7% as a percentage of net sales.

Controlling interest net income. Controlling interest net income represents the difference between our controlling net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income. Non-controlling interest net income decreased approximately 60%, from Ps288 million in the nine months ended September 30, 2009 to Ps115 million in the comparable period in 2010, mainly as a result of a significant decrease in the net income of the consolidated entities in which others have a non-controlling interest. Controlling interest net income decreased significantly, from a controlling interest net income of Ps4.2 billion in the nine months ended September 30, 2009 to a controlling interest net loss of Ps9.4 billion in the comparable period in 2010. Controlling interest net income represented 3% as a percentage of net sales for the nine months ended September 30, 2009. For the comparable period in 2010, the controlling interest net loss represented 7% as a percentage of net sales.

Liquidity and capital resources

Operating activities

In the past, we have satisfied our operating liquidity needs primarily through operations of our subsidiaries, and we expect to continue to do so for both the short and long term. Although cash flow from our operations has overall historically met our liquidity needs for operations, by servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our overall liquidity needs we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowings under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities were approximately Ps14.9 billion in the nine months ended September 30, 2010 and Ps19.4 million in the comparable period in 2009.

Sources and uses of cash

Beginning in 2008, the new MFRS B-2, Statement of Cash Flows (“MFRS B-2”), established the incorporation of a new cash flow statement, which presents cash inflows and outflows in nominal currency as part of the basic financial statements, replacing the statement of changes in financial position, which included inflation effects and foreign exchange effects not realized.

Our review of sources and uses of resources presented below refers to nominal amounts included in our statement of cash flows for the nine month periods ended September 30, 2009 and 2010. Our primary sources and uses of cash during the nine month periods ended September 30, 2009 and 2010 were as follows:

	Nine Months Ended September 30,
	2009	2010
	(in millions of Pesos)
Operating activities
Consolidated net (loss) income	4,439	(9,289)
Discontinued operations	1,652	—

Net (loss) income from continuing operations	2,787	(9,289)
Non-cash items	25,936	30,826
Changes in working capital, excluding income taxes	(7,739)	(4,186)

Net cash flows provided by continuing operations before taxes	20,984	17,351
Income taxes paid in cash	(2,621)	(2,496)
Net cash flows provided by continuing operations	18,363	14,855
Net cash flow provided by discontinued operations	1,023	—

Net cash flows provided by operating activities	19,386	14,855
Investing activities
Property, machinery and equipment, net	(5,175)	(805)
Disposal of subsidiaries and associates, net	331	—
Other investments	(5,967)	(1,784)
Net cash flows used in investing activities of continuing operations	(10,811)	(2,589)
Net cash flow used in investing activities of discontinued operations	(491)	—

Net cash flows used in investing activities	(11,302)	(2,589)
Financing activities
Repayment of debt, net	(20,954)	(5,878)
Financial expense paid in cash including coupons on perpetual debentures	(6,368)	(12,302)
Issuance of common stock	23,963	5
Financing derivative instruments	(8,907)	145
Non-current liabilities and others, net	105	200

Net cash flows used in financing activities of continuing operations	(12,161)	(17,830)
Net cash flow provided by financing activities of discontinued operations	628	—

Net cash flows used in financing activities	(11,533)	(17,830)

Cash conversion effect, net	(4,562)	2,015
Decrease in cash and investments of continuing operations	(4,609)	(5,564)
Increase in cash and investments of discontinued operations	1,160	—
Cash and investments at beginning of year	12,900	14,104

Cash and investments at end of year	4,889	10,555

September 30, 2009

During the first nine months of 2009, and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps4.6 billion, there was a decrease in cash and investments of continuing operations of approximately Ps4.6 billion and an increase of Ps1.2 billion of discontinued operations for an overall decrease of Ps3.4 billion. This decrease was generated by net resources used in investing activities of approximately Ps11.3 billion and by net resources used in financing activities of approximately Ps11.5 billion, partially offset by net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps2.6 billion, amounted to approximately Ps19.4 billion.

For the nine months ended September 30, 2009, our net resources provided by operating activities included a net increase in working capital of approximately Ps7.7 billion, which was mainly generated by decreases in trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps13.0 billion, partially offset by decreases in trade receivables and inventories for an aggregate amount of approximately Ps5.3 billion.

During the first nine months of 2009, our net resources used in financing activities of approximately Ps11.5 billion included payments of debt of approximately Ps20.9 billion. The net resources provided by operating activities and the equity issuance of approximately Ps23.9 billion were disbursed mainly in connection with: i) repayments of debt; ii) net losses realized in derivative financial instruments of approximately Ps8.9 billion; iii) capital expenditures of approximately Ps5.2 billion and iv) financial expenses, including perpetual instruments of approximately Ps6.4 billion.

September 30, 2010

During the first nine months of 2010, and including the positive foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps2.0 billion, there was a decrease in cash and investments of continuing operations of approximately Ps5.6 billion. This decrease was generated by net resources used in investing activities of approximately Ps2.6 billion and by net resources used in financing activities of approximately Ps17.8 billion, partially offset by our net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps2.5 billion, amounted to approximately Ps14.9 billion.

For the nine months ended September 30, 2010, our net resources provided by operating activities included a net increase in working capital of approximately Ps4.2 billion, which was mainly generated by increases in trade receivables, other accounts receivables and inventories of an aggregate amount of approximately Ps7.1 billion, partially offset by increases in trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps2.9 billion.

Our net resources used in financing activities of approximately Ps17.8 billion included payments of debt of approximately Ps5.9 billion. The net resources provided by operating activities were disbursed mainly in connection with: i) repayments of debt; ii) net losses from other investments of Ps1.8 billion mainly attributable to realized losses from our derivative financial instruments; iii) capital expenditures for approximately Ps805 million and iv) financial expenses paid in cash, including perpetual instruments of approximately Ps12.3 billion.

Capital expenditures

At September 30, 2010, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$313 million, including our base capital expenditures expected to be incurred during the remainder of 2010. This amount is now expected to be incurred over the next 3 years, according to the evolution of the related projects. Our capital expenditures incurred for the nine months ended September 30, 2009 and 2010 and our expected capital expenditures during the remainder of 2010, which include an allocation to 2010 of a portion of our total future committed amount, are as follows:

	Actual for the Nine Months Ended September 30,		Estimated in Remainder of
	2009	2010	2010
	(in millions of Dollars)
North America(1)	114	77	81
Europe(2)	236	103	116
Central and South America and the Caribbean(3)	77	45	34
Africa and the Middle East	15	15	16
Asia	5	7	11
Others(4)	32	11	15

Total consolidated	479	258	273

Of which:
Expansion capital expenditures(5)	331	77	73
Base capital expenditures(6)	148	181	200

(1)	In North America, our estimated capital expenditures during the remainder of 2010 include amounts related to the expansion of the Tepeaca plant in Mexico and the expansion of the Balcones plant in the United States.
(2)	In Europe, our estimated capital expenditures during the remainder of 2010 include amounts related to the construction of the new cement production facility in Teruel, Spain and the expansion of our cement plant in Latvia.
(3)	In Central and South America and the Caribbean, our estimated capital expenditures during the remainder of 2010 include the construction of the new kiln in Panama.
(4)	Our “Others” capital expenditures expected during the remainder of 2010 and thereafter include our trading activities as well as our corporate requirements.
(5)	Expansion capital expenditures refer to the acquisition or construction of new assets intended to increase our current operating infrastructure and which are expected to generate additional amounts of operating cash flows.
(6)	Base capital expenditures refer to the acquisition or construction of new assets that would replace portions of our operating infrastructure and which are expected to maintain our operating continuity.

Pursuant to the Financing Agreement, we are prohibited from making aggregate capital expenditures in excess of U.S.$700 million for the year ending December 31, 2010 and U.S.$800 million for each year thereafter until the debt under the Financing Agreement has been repaid in full. We may revise our planned capital expenditures if conditions deteriorate during the remainder of 2010 in order to stay within the capital expenditure limitations set forth in the Financing Agreement.

Our indebtedness

As of September 30, 2010, we had approximately U.S.$16.8 billion (Ps211.4 billion) of total debt, of which approximately 4% was short-term (including current maturities of long-term debt) and 96% was long-term. As of September 30, 2010, approximately 66% of our consolidated debt was Dollar-denominated, approximately 9% was Peso-denominated, approximately 25% was Euro-denominated and immaterial amounts were denominated in other currencies. The weighted average interest rates of our debt as of September 30, 2010 in our main currencies were 6.5% on our Dollar-denominated debt, 6.5% on our Peso-denominated debt and 5.6% on our Euro-denominated debt.

On March 10, 2009, our credit ratings were downgraded below investment grade by Standard & Poor’s and by Fitch. The loss of our investment grade ratings has negatively impacted and will continue to negatively impact the availability of financing and the terms on which we could refinance our debt, including the imposition of more restrictive covenants and higher interest rates.

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.8 billion on February 14, 2014, as of prevailing exchange rates as of September 30, 2010.

As of September 30, 2010, we had approximately Ps211.4 billion (U.S.$16.8 billion) of total debt, not including approximately Ps16.7 billion (U.S.$1.3 billion) of perpetual debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. As of September 30, 2010, our indebtedness under the Financing Agreement was approximately Ps122.4 billion (U.S.$9.7 billion), and our other debt not subject to the Financing Agreement, which remains payable pursuant to its original maturities, was approximately Ps89.0 billion (U.S.$7.1 billion). As of September 30, 2010, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.2 billion (thereby satisfying all required amortization payments under the Financing Agreement through December 2011 and a portion of the June 2012 amortization payment), and we had an aggregate principal amount of outstanding debt under the Financing Agreement of approximately Ps6.8 billion (U.S.$541 million) maturing during 2012; approximately Ps29.9 billion (U.S.$2.4 billion) maturing during 2013; and approximately Ps85.7 billion (U.S.$6.8 billion) maturing during 2014. See “Risk Factors—We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations” for a description of our total debt and related maturities.

The Financing Agreement, as amended on December 1, 2009, March 18, 2010 and October 25, 2010, requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to EBITDA for each semi-annual period of 7.75:1 for the period beginning June 30, 2010 and ending June 30, 2011, decreasing to 7.00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013.

The Financing Agreement provides that if we have not received net proceeds equal to or in excess of U.S.$1.0 billion from the issuance of Equity Securities during the period from September 30, 2010 to (and including) September 30, 2011, then the margin under the Financing Agreement will increase by 1.00 percent per annum from September 30, 2011 until the earlier of (i) the date on which we have received net proceeds from the issuance of Equity Securities equal to or in excess of U.S.$1.0 billion or (ii) February 14, 2014, which is the termination date of the Financing Agreement. If U.S.$1.0 billion of Equity Securities are not issued, participating creditors under the Financing Agreement will have the right to issue a securities demand within the securities demand notice period, requiring us to issue additional securities (assuming the requisite percentage of participating creditors have issued such securities demand), including Equity Securities and other debt securities, up to the shortfall amount.

The requirement for us to issue additional securities is subject to specified conditions, including (i) the securities being issued pursuant to documentation containing terms and conditions typical and customary for similar issuances of the same type of securities and in compliance with applicable law, and (ii) the arrangements with respect to the additional securities are reasonably satisfactory in all respects to CEMEX and any financial institutions engaged by CEMEX for such issuance in light of prevailing market conditions and such arrangements were not objected to by a majority of the participating creditors under the Financing Agreement.

On November 11, 2009, we launched an exchange offer in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs maturing on or before December 31, 2012, in order to exchange such CBs for the Mandatory Convertible Securities. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders meeting, the conversion ratio for the Mandatory Convertible Securities is approximately Ps23.00 (386.88 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities), as of the date hereof. Under MFRS, the Mandatory Convertible Securities represent a combined instrument with liability and equity components. The liability component, approximately Ps2.0 billion as of September 30, 2010, corresponds to the net present value of interest payments due under the Mandatory Convertible Securities, assuming no early conversion, and was recognized under “Other Financial Obligations” in our balance sheet. The equity component, approximately Ps2.0 billion as of September 30, 2010, represents the difference between principal amount and the liability component and was recognized within “Other equity reserves” net of commissions in our balance sheet.

From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements, including bank loans, credit facilities, sale-leaseback transactions, forward contracts, forward lending facilities and equity swap transactions. Additionally, we and our subsidiaries have issued notes, commercial paper, bonds, preferred equity and convertible securities.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. CEMEX México, our principal Mexican subsidiary and indirect owner of our international operations, has indebtedness or has provided guarantees of our indebtedness, including under the Financing Agreement and the May 2010 Notes, but excluding under the perpetual debentures, in the amount of approximately U.S.$14.6 billion (Ps184.5 billion) as of September 30, 2010. CEMEX España, a holding company for most of our international operations outside Mexico and our main operating subsidiary in Spain, has indebtedness or has provided guarantees of our indebtedness, including under the Financing Agreement and the December 2009 Notes, but excluding the perpetual debentures, in the amount of approximately U.S.$14.5 billion (Ps182.1 billion) as of September 30, 2010.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of September 30, 2010, we had approximately U.S.$857 million in outstanding receivables financing facilities, which primarily consisted of four securitization programs. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts, replacing our prior program that was scheduled to mature in 2010. As of September 30, 2010, we had U.S.$241 million in funded amounts under this program. The scheduled maturity for the securitization program in France, which has a funded amount of U.S.$34 million as of September 30, 2010, was extended to September 30, 2011. The other two securitization programs in Mexico and Spain, with a combined funded amount of U.S.$248 million at September 30, 2010, expire in 2011. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global equity and credit markets in the last two years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. On September 28, 2009, we sold a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds. On December 10, 2009, we issued approximately Ps4.1 billion in Mandatory Convertible Securities in exchange for CBs. On December 14, 2009, we closed the offerings of U.S.$1,250 million aggregate principal amount of 9.50% Dollar-denominated Notes and €350 million aggregate principal amount of 9.625% Euro-denominated Notes, and on January 19, 2010, we closed the offering of U.S.$500 million additional aggregate principal amount of the 9.50% Dollar-denominated Notes. On March 30, 2010, we closed the offering of U.S.$715 million aggregate principal amount of the Optional Convertible Subordinated Notes. On May 12, 2010, our subsidiary, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes in exchange for a majority in principal amount of our then outstanding perpetual debentures. However, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable. See “ Risk Factors—We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.”

As a result of the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all.

If the global recession deepens and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

We have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers, if requested, will be obtained. If we are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Financing activities

As of September 30, 2010, we had approximately U.S.$16.8 billion of total outstanding debt, not including approximately U.S.$1.3 billion of perpetual debentures issued by special purpose vehicles, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. Our financing activities through December 31, 2009 are described in our previous annual report. The following is a description of our financings for the nine months ended September 30, 2010:

•

On December 22, 2010, the required lenders and our major creditors under the Financing Agreement consented to extend the CB Prepayment Period so that we are permitted to allocate proceeds from certain notes offerings to a CB reserve to be used to repay, prepay or early redeem the January 2012 CBs.

•

On December 15, 2010, we made a voluntary prepayment of U.S.$100 million to reduce the principal amount due under the Financing Agreement. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Voluntary Prepayment to the Financing Agreement” for a description of the prepayment.

•

On October 25, 2010, the required lenders and our major creditors under the Financing Agreement consented to amendments that will provide us with increased flexibility in relation to our activities going forward and that we believe will assist us in refinancing existing financial indebtedness and reducing leverage. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Financing Agreement October Amendments” for a description of the amendments to the Financing Agreement, effective October 25, 2010.

•

On June 17, 2010, we announced the exercise of our call option with respect to certain CBs otherwise maturing in March 2011 for an aggregate principal amount of approximately Ps 1.4 billion (U.S.$110 million).

•

On June 2, 2010, we announced the early payment of approximately Ps2.6 billion (approximately U.S.$202 million) in CBs, following a public cash tender offer in Mexico to redeem outstanding CBs for up to approximately Ps6.1 billion (approximately U.S.$467 million).

•

On April 5, 2010, we commenced an exchange offer and consent solicitation directed to the holders of the 6.196% perpetual debentures, 6.640% perpetual debentures, 6.722% perpetual debentures and 6.277% perpetual debentures. Pursuant to the terms of the 2010 Exchange Offer, we offered the holders of each series of the perpetual debentures May 2010 Notes in exchange for their U.S. Dollar-denominated and Euro-denominated perpetual debentures, in private placement transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act.

•

On March 30, 2010, we closed the offering of U.S.$715 million of the Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act.

•

On January 19, 2010, our subsidiary, CEMEX Finance LLC, issued an additional U.S.$500 million aggregate principal amount of its 9.50% Dollar-denominated Notes, which were originally issued on December 14, 2009 in the amount of U.S.$1,250 million, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

Our equity forward arrangements

In connection with the sale of shares of AXTEL (see note 13C part IV to our consolidated financial statements included in our annual report for the year ended December 31, 2009) and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, CEMEX entered into a forward contract with cash settlement over the price of 119 million CPOs of AXTEL. The fair value of such contract as of September 30, 2010, was a gain of approximately U.S.$16 million (Ps201 million). Changes in the fair value of this instrument generated a loss in the September 2010 income statement of approximately U.S.$41 million (Ps523 million). 50% of the notional amount of this forward contract matures October 2011 and the remainder matures April 2012.

The perpetual debentures

As of September 30, 2009 and 2010, non-controlling interest stockholders’ equity included approximately U.S.$3.1 billion (Ps41.4 billion) and U.S.$1.3 billion (Ps16.7 billion), respectively, representing the principal amount of the perpetual debentures. These debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, these debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under MFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the perpetual debentures do not have any maturity date, meaning that they were issued to perpetuity, and we have the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments for accounting purposes under MFRS was made under applicable International Financial Reporting Standards, or IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the perpetual debentures, are included within “Other equity reserves” and represented expenses of approximately Ps2.0 billion and Ps1.3 billion in the nine months ended September 30, 2009, and 2010, respectively. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in our consolidated financial statements. As of September 30, 2010, our outstanding perpetual debentures were as follows:

Issuer	Issuance Date	Original Nominal Amount (in millions)		Nominal Amount Outstanding as of September 30, 2010 (in millions)		Repurchase Option	Interest Rate
C5 Capital (SPV) Limited	December 2006	U.S.$	350	U.S.$	146.9	Fifth anniversary	6.196%
C8 Capital (SPV) Limited	February 2007	U.S.$	750	U.S.$	368.9	Eighth anniversary	6.640%
C10 Capital (SPV) Limited	December 2006	U.S.$	900	U.S.$	448.9	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Limited	May 2007		€730		€266.1	Tenth anniversary	6.277%

Under U.S. GAAP, these perpetual debentures are recognized as debt and interest payments are included as financing expense, as part of the comprehensive financial result in the income statement.

As described below and in note 17D to our financial statements included in our annual report for the year ended December 31, 2009, there have been derivative instruments associated with the perpetual debentures issued by special purpose vehicles C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited through which we have changed the risk profile associated with interest rates and foreign exchange rates in respect of these debentures. In order to eliminate our exposure to Yen and to Yen interest rates, on May 22, 2009, we delivered the required notices under the documentation governing the dual-currency notes and the related perpetual debentures, informing debenture holders our decision to exercise our right to defer by one day the scheduled interest payment otherwise due and payable on June 30, 2009. As a result, during July 2009, the interest rate on the dual-currency notes converted from a Yen floating rate into a Dollar or Euro fixed rate, as applicable, as of June 30, 2009, and the associated Yen cross-currency swap derivatives were unwound, and the notes trustees received approximately U.S.$94 million that are being used to pay future coupons on the perpetual debentures, as adjusted by the exchange offer. As of September 30, 2010, approximately U.S.$85.1 million of this amount remained.

Our receivables financing arrangements

Our subsidiaries in Spain, the United States, Mexico and France have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 6 and 7 to our consolidated financial statements included in our annual report for the year ended December 31, 2009. The balances of receivables sold pursuant to these securitization programs as of

September 30, 2009 and 2010 were approximately Ps9.2 billion (U.S.$682 million) and Ps10.8 billion (U.S.$857 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements as financial expense and were approximately Ps463 million (U.S.$34 million) in the nine months ended September 30, 2009, and Ps300 million (U.S.$24 million) in the nine months ended September 30, 2010. The proceeds obtained through these programs have been used primarily to reduce net debt and improve working capital. On July 31, 2010, the securitization program in France was extended until September 30, 2011. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts, replacing our prior program.

Stock repurchase program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with our 2008 and 2009 annual shareholders’ meetings held on April 23, 2009 and April 29, 2010, no stock repurchase program was proposed between April 2009 and April 2010 and between April 2010 and April 2011, respectively. Subject to limited exceptions, we are not permitted to repurchase shares of our capital stock under the Financing Agreement.

Research and Development, Patents and Licenses, etc.

Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix concrete businesses that respond to our clients’ needs. The department of the Vice President of Energy has the responsibility for developing new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Other products have also been developed to provide our customers a better and broader offering of products in a sustainable manner. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

We have ten laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately four years.

For the nine months ended September 30, 2009 and 2010, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately U.S.$29 million and U.S.$24 million, respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The Financing Agreement

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.8 billion on February 14, 2014, as of prevailing exchange rates as of September 30, 2010.

The Financing Agreement, as amended on December 1, 2009, March 18, 2010 and October 25, 2010, requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to EBITDA for each semi-annual period of 7.75:1 for the period beginning June 30, 2010 and ending June 30, 2011, decreasing to 7.00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets.

The Financing Agreement provides that if we have not received net proceeds equal to or in excess of U.S.$1.0 billion from the issuance of Equity Securities during the period from September 30, 2010 to (and including) September 30, 2011, then the margin under the Financing Agreement will increase by 1.00 percent per annum from September 30, 2011 until the earlier of (i) the date on which we have received net proceeds from the issuance of Equity Securities equal to or in excess of U.S.$1.0 billion or (ii) February 14, 2014, which is the termination date of the Financing Agreement. If U.S.$1.0 billion of Equity Securities are not issued, participating creditors under the Financing Agreement will have the right to issue a securities demand within the securities demand notice period, requiring us to issue additional securities (assuming the requisite percentage of participating creditors have issued such securities demand), including Equity Securities and other debt securities, up to the shortfall amount.

The requirement for us to issue additional securities is subject to specified conditions, including (i) the securities being issued pursuant to documentation containing terms and conditions typical and customary for similar issuances of the same type of securities and in compliance with applicable law, and (ii) the arrangements with respect to the additional securities are reasonably satisfactory in all respects to CEMEX and any financial institutions engaged by CEMEX for such issuance in light of prevailing market conditions and such arrangements were not objected to by a majority of the participating creditors under the Financing Agreement.

The Mandatory Convertible Securities

On December 10, 2009, we issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Securities, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders meeting, the conversion ratio for the Mandatory Convertible Securities as of the date hereof is approximately Ps23.00 (386.88 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities).

The Optional Convertible Subordinated Notes

On March 30, 2010, we closed the offering of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate at issuance was 73.5402 ADSs per U.S.$1,000 principal amount of Optional Convertible Subordinated Notes and has been adjusted to 76.4818 ADSs per U.S.$1,000 principal amount of Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders meeting.

Commercial Commitments

As of September 30, 2009 and 2010, we had commitments for the purchase of raw materials for an approximate amount of U.S.$172 million and U.S.$288 million, respectively.

In 1999, we reached an agreement with a consortium for the financing, construction and operation of “Termoeléctrica del Golfo,” a 230 megawatt energy plant in Tamuin, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. As part of the original agreement, we committed to supply the energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement we entered into with PEMEX. These agreements were reestablished under the same conditions in 2007 with the new operator and the term was extended until 2027. The agreement with PEMEX, however, was not modified and terminates in 2024. Consequently, for the last 3 years of the agreement, we intend to purchase the required fuel in the market. For the years ended December 31, 2007, 2008 and 2009, the power plant has supplied approximately 60%, 60% and 74%, respectively, of our overall electricity needs during such years for our cement plants in Mexico.

In March 1998, we entered into a 20-year contract with PEMEX providing that PEMEX’s refinery in Cadereyta would supply us with 0.9 million tons of petcoke per year, commencing in 2003. In July 1999, we entered into a second 20-year contract with PEMEX providing that PEMEX’s refinery in Madero would supply us with 0.85 million tons of petcoke per year, commencing in 2002. We expect the PEMEX petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms (which expire in July 2023 for the Cadereyta refinery contract and October 2022 for the Madero refinery contract).

Contractual Obligations

As of December 31, 2009 and September 30, 2010, we had the following material contractual obligations:

	As of December 31, 2009	As of September 30, 2010
Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Dollars)
Long-term debt	15,851	512	3,682	8,775	3,673	16,642
Capital lease obligation	15	4	4	0	0	8

Total long-term debt and capital lease obligation(1)	15,866	516	3,686	8,775	3,673	16,650
Operating leases(2)	920	213	307	128	110	758
Interest payments on debt(3)	5,144	856	1,788	814	522	3,980
Pension plans and other benefits(4)	1,670	171	334	345	893	1,743
Total contractual obligations(5)	23,600	1,756	6,115	10,062	5,198	23,131

Total contractual obligations (Pesos)	308,924	22,126	77,049	126,781	65,495	291,451

(1)	Does not include the perpetual debentures (approximately Ps39.9 billion (U.S.$3.0 billion) and Ps16.7 billion (U.S.$1.3 billion) as of December 31, 2009 and September 30, 2010, respectively), which are not accounted for as debt under MFRS. The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past we have replaced our long-term obligations for others of similar nature.
(2)	The amounts of operating leases have been determined on the basis of nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which we are required to make annual rental payments plus the payment of certain operating expenses. Rental expense was approximately U.S.$243 million (Ps3.3 billion), and U.S.$177 million (Ps2.2 billion) in 2009 and in the nine months ended September 30, 2010, respectively.
(3)	For purposes of determining future estimated interest payments on our floating rate debt, we used the interest rates in effect as of December 31, 2009 and September 30, 2010.
(4)	Amounts relating to planned funding of pensions and other post-retirement benefits represent estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. Dollars at the effective exchange rates as of December 31, 2009 and September 30, 2010. Future payments include the estimate of new retirees during such future years.
(5)	Excludes our contractual obligation to acquire Ready Mix USA’s interests in two joint ventures between CEMEX and Ready Mix USA pursuant to the exercise of a put option by Ready Mix USA. See “Recent Developments—Other Recent Developments—Ready Mix USA Joint Venture.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

As of and for the periods ended December 31, 2007 and July 31, 2008, measured in Pesos, our Venezuelan operations accounted for approximately 2.9% and 3.0% of our consolidated revenues, respectively, and 2.1% at the end of both periods of our consolidated total assets. In the event our affiliates receive compensation as a result of proceedings they have initiated against Venezuela for the expropriation of their investment in CEMEX Venezuela, it is expected that the award of such relief will enable us to reduce consolidated debt and/or to expand total installed capacity. Accordingly, we believe that the expropriation of our affiliates’ investment in CEMEX Venezuela will not have a material impact on our consolidated financial position, liquidity or results of operations. At the present time, however, it is not possible to predict the timing or amount of any award of restitution and/or compensation, the extent to which any order of restitution can be enforced, or the extent to which any monetary relief can be collected following an award. Until restitution and/or compensation is received, we will be negatively affected, although we do not expect such negative effect to be significant in light of our overall consolidated financial position.

We consolidated the income statement of CEMEX Venezuela in our results of operations for the seven-month period ended July 31, 2008. For balance sheet purposes, as of December 31, 2008, our investment in Venezuela was presented within “Other investments and non current accounts receivable.” As of September 30, 2009, and 2010, the net book value of our investment in Venezuela was approximately Ps6.1 billion, and Ps6.2 billion, respectively, corresponding to the interest of our affiliates of approximately 75.7%.

See note 12A to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

See “Recent Developments—Recent Developments Relating to Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration” in our annual report for the year ended December 31, 2009.

Qualitative and Quantitative Disclosures About Market Risk

Our Derivative Financial Instruments

For the nine months ended September 30, 2010, we had a net loss of approximately Ps1.5 billion (U.S.$0.12 billion) from financial instruments as compared to a net loss of Ps2.4 billion (U.S.$0.17 billion) in the same period of 2009.

In 2009, we reduced the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see notes 13C and D to our consolidated financial statements included in our annual report for the year ended December 31, 2009), which we finalized during April 2009. The Financing Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing in connection with our executive stock option programs, to effectively increase the conversion price of the Optional Convertible Subordinated Notes for CEMEX and as hedges of: (i) highly probable forecasted transactions and (ii) our net assets in foreign subsidiaries. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we can not assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2009		At September 30, 2010		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of Dollars)
Equity forward contracts	54	54	54	16	Oct-2011
Other forward contracts	55	1	15	1	Oct-2010
Other Equity Derivatives	860	(79)	1,575	(79)	Apr-2015
Derivatives related to energy	202	27	200	51	Sep-2022

Our Equity Derivative Forward Contracts. In connection with the sale of shares of AXTEL and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, CEMEX entered into a forward contract with cash settlement over the price of 119 million CPOs of AXTEL. The fair value of such contract as of September 30, 2010, was a gain of approximately U.S.$16 million (Ps202 million). Changes in the fair value of this instrument generated a loss in the September 30, 2010 income statement of approximately U.S.$41 million (Ps523 million). 50% of the notional amount of this forward contract matures October 2011 and the remainder matures April 2012.

Our Other Forward Contracts. During 2008, CEMEX negotiated a forward contract over the Total Return Index of the Mexican Stock Exchange, maturing in October 2009 through which CEMEX maintains exposure to increases or decreases of such index. At maturity in 2009, CEMEX renegotiated this contract and extended its maturity to October 2011. The fair value of such contract as of September 30, 2010 was a gain of approximately U.S.$1 million (Ps13 million). Changes in the fair value of this instrument generated a gain in the September 30, 2010 income statement of approximately U.S.$3 million (Ps38 million).

Our Other Equity Derivative Contracts. These derivatives are described as options over the CPO price. In June 2008, CEMEX entered into a three year maturity structured transaction, under which it issued debt for U.S.$500 million approximately (Ps6.9 billion) paying an interest expense of LIBOR plus 132.5 bps., which includes options over the price of CEMEX’s ADSs. In case the ADS price exceeds approximately U.S.$30.4 after adjustments made as of September 30, 2010, the net interest rate under the issuance is considered to be zero. This rate increases as the price of the share decreases, with a maximum rate of 12% when the ADS price is lower than approximately U.S.$20.5, after adjustments made as of September 30, 2010. CEMEX measures the option over the price of the ADS at fair value, recognizing the amount in the income statement. The fair value of such contract as of September 30, 2010, was a loss of approximately U.S.$75 million (Ps945 million), including a deposit in margin accounts of U.S.$89 million (Ps1,121 million), which is presented net within liabilities as a result of an offsetting agreement with the counterparty.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. Dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options initially gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of U.S.$3.2086 per CPO (120% of the initial CPO price in Dollars). If the value of the assets held in the trust (28.6 million CPOs and the securities that track the performance of the Mexican Stock Exchange) are insufficient to cover the obligations of the trust, a guarantee will be triggered and CEMEX, S.A.B. de C.V. will be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between U.S.$3.2086 and the market value of the assets of the trust. The purchase price per CPO in Dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. After giving effect to the dividend adjustments as of September 30, 2010, the number of CPOs subject to this transaction is 125.6 million and the price has been adjusted to U.S.$2.8660 per CPO. As of September 30, 2010, this item includes a nominal amount of approximately U.S.$360 million in relation to the guarantee granted by CEMEX, S.A.B. de C.V. The fair value of such contract as of September 30, 2010 was a loss of approximately U.S.$75 million (Ps945 million), an amount that was recognized as a provision against the income statement within “Results from financial instruments,” including a deposit in margin accounts of U.S.$112 million (Ps1,411 million).

Our Capped Call Transaction. On March 30, 2010, in connection with the offering of the Optional Convertible Subordinated Notes, we entered into a capped call transaction with an affiliate of Citigroup Global Markets, Inc., the sole global coordinator and sole structuring agent of the Optional Convertible Subordinated Notes. The capped call transaction covers, subject to customary anti-dilution adjustments, approximately 52.6 million ADSs. The capped call transaction was designed to effectively increase the conversion price of the Optional Convertible Subordinated Notes for CEMEX. The capped call transaction had a cap price 80% higher than the closing price of our ADSs on March 24, 2010 (the pricing date for the Optional Convertible Subordinates Note) and will be cash-settled. Because the capped call transaction is cash-settled, it does not provide an offset to any ADSs we may deliver to holders upon conversion of the Optional Convertible Subordinated Notes. The fair value of such contract as of September 30, 2010 was a gain of approximately U.S.$71 million (Ps895 million), which, net of the premium paid at issuance, represented a net loss of approximately U.S.$35 million (Ps447 million). This result was recognized in earnings during the nine month period ended September 30, 2010.

Our Derivatives Related to Energy Projects. As of September 30, 2010, we had an interest rate swap maturing in September 2022, for notional amounts of U.S.$199 million, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBOR and receive a 5.4% fixed rate until maturity in September 2022. As of September 30, 2010, the change in the fair value of this instrument generated a gain of approximately U.S.$24 million (Ps306 million). Changes in fair value of these contracts were recognized in earnings during the respective period.

Our Derivative Instruments Related to Perpetual Equity Instruments. In connection with the issuance of the debentures by the special purpose vehicles C5 Capital (SPV) Limited and C10 Capital (SPV) Limited in December 2006 described above, pursuant to which we paid a fixed Dollar rate of 6.196% on a notional amount of U.S.$350 million and a fixed Dollar rate of 6.722% on a notional amount of U.S.$900 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$350 million notional amount five-year cross-currency swap, pursuant to which, we received a fixed rate in Dollars of 6.196% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 million notional amount ten-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.722% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 3.3878. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures were extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for a notional amount of U.S.$89 million, under which we paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result.

In connection with the issuance of the perpetual debentures by the special purpose vehicles C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in February and May 2007 described above, pursuant to which we paid a fixed Dollar rate of 6.640% on a notional amount of U.S.$750 million and a fixed Euro rate of 6.277% on a notional amount of €730 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars and Euros to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$750 million notional amount eight-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.640% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 3.55248, and a €730 million notional amount ten-year cross-currency swap, pursuant to which we received a fixed rate in Euros of 6.277% of the notional amount and paid twelve-month Yen LIBOR multiplied by a factor of 3.1037. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for notional amounts of U.S.$273 million, under which CEMEX paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result.

During 2009, we terminated all the above-described derivative instruments related to the perpetual debentures.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of September 30, 2010. It includes the effects generated by the interest rate swaps and the cross-currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Pesos and Dollars. See note 13 to our consolidated financial statements included in our annual report for the year ended December 31, 2009. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2009. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of September 30, 2010 and is summarized as follows:

	Expected maturity dates as of September 30, 2010							Fair Value
Long-Term Debt(1)	2010	2011	2012	2013	2014	After 2015	Total
	(in millions of Dollars equivalents of debt denominated in foreign currencies)
Variable rate	162	303	1,096	2,273	6,501	13	10,349	10,302
Average interest rate	4.35%	4.79%	5.68%	6.40%	4.65%	5.57%
Fixed rate	2	67	155	152	1,643	4,290	6,310	6,301
Average interest rate	8.29%	8.29%	8.23%	8.21%	9.12%	8.65%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of September 30, 2010 does not include the perpetual debentures for an aggregate amount of approximately U.S.$1.3 billion (approximately Ps16.7 billion), issued by consolidated entities. See note 17D to our consolidated financial statements included in our annual report for the year ended December 31, 2009.

As of September 30, 2010, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of September 30, 2010, 53% of our foreign currency-denominated long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 449 basis points.

As of September 30, 2010, we held interest rate swaps for a notional amount of U.S.$199 million and with a fair value of approximately U.S.$51 million. Pursuant to these interest rate swaps, we receive fixed rates and deliver variable rates over the notional amount. These derivatives, even when they do not meet the criteria to be considered hedging items for accounting purposes, complement our financial strategy and mitigate our overall exposure to floating rates. See “—Qualitative and Quantitative Disclosures About Market Risk—Our Derivative Financial Instruments—Our Derivatives Related to Energy Projects.”

The potential change in the fair value as of September 30, 2010 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a gain of approximately U.S.$9 million (Ps113 million).

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the nine months ended September 30, 2010, approximately 23% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 18% in the United States, 5% in Spain, 8% in the United Kingdom, 21% in our Rest of Europe segment, 11% in South America, Central America and the Caribbean, 7% in Africa and the Middle East, 3% in Asia and 4% from other regions and our cement and clinker trading activities. As of September 30, 2010, our debt amounted to approximately Ps211.4 billion (U.S.$16.8 billion), of which approximately 66% was Dollar-denominated, 9% was Peso-denominated, 25% was Euro-denominated, and immaterial amounts were denominated in other currencies; therefore, we had a foreign currency exposure arising from the Dollar-denominated debt, and the Euro-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See “—Liquidity and Capital Resources—Our Indebtedness,” and “ Risk Factors—We have to service our Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.” In addition, as of September 30, 2010, our Euro denominated debt, represented approximately 25% of our total debt, not including approximately €266 million aggregate principal amount of the 6.277% Perpetual Debentures outstanding after the completion of the 2010 Exchange Offer. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain and the Rest of Europe to service these obligations. As of September 30, 2010, all cross-currency swaps had been settled.

Equity Risk. As described above, we have entered into equity forward contracts on AXTEL CPOs. Upon liquidation, the equity forward contracts provide cash settlement and the effects are recognized in the income statement. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of September 30, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of AXTEL CPOs would be a loss of approximately U.S.$7 million (Ps88 million).

In addition, we have entered into forward contracts on the Total Return Index of the Mexican Stock Exchange through which we maintain exposure to changes of such index, until maturity in October 2011. Upon liquidation, these forward contracts provide a cash settlement of the estimated fair value and the effects are recognized in the income statement. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the Total Return Index of the Mexican Stock Exchange.

As of September 30, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$2 million (Ps25 million).

As of December 31, 2009, we were subject to the volatility of the market price of the CPOs in relation to our options over the CPO price and our put option transactions on the CPOs, as described in “—Qualitative and Quantitative Disclosures About Market Risk—Our Derivative Financial Instruments—Our Other Equity Derivative Contracts.” A decrease in the market price of the CPOs may adversely affect our result from financial instruments and our net income.

As of September 30, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of the CPOs would be a loss of approximately U.S.$54 million (Ps680 million).

In connection with the offering of the Optional Convertible Subordinated Notes issued in March 2010, we entered into a capped call transaction with an affiliate of Citigroup Global Markets, Inc., the sole global coordinator and sole structuring agent of the Optional Convertible Subordinated Notes. See “—Qualitative and Quantitative Disclosures About Market Risk—Our Derivative Financial Instruments—Our Capped Call Transaction.”

RECENT DEVELOPMENTS

Recent Developments Relating to Our Indebtedness

Financing Agreement October Amendments. On October 25, 2010, the required lenders and our major creditors under our Financing Agreement consented to amendments to the Financing Agreement and the Intercreditor Agreement that will provide us with increased flexibility in relation to our activities going forward and that we believe will assist us in refinancing existing financial indebtedness and reducing leverage. The amendments include, but are not limited to, the following: (i) decreasing the semi-annual consolidated coverage ratio we are required to maintain and increasing the semi-annual consolidated leverage ratio we are required to maintain, (ii) permitting us to use the proceeds from a permitted fundraising to be applied to CBs maturing during a period that is equal to the 364-day period following receipt of such proceeds during which period of time the funds are designated to a CB reserve, (iii) permitting us to replenish the CB reserve with cash on hand or disposal proceeds following a voluntary prepayment of the Financing Agreement indebtedness made using amounts held in the CB reserve, (iv) after specified debt reduction requirements are met, permitting us to apply the proceeds of equity or equity-linked securities to the CB reserve in the same way as is currently permitted for proceeds from debt and convertible securities, (v) excluding subordinated intercompany liabilities from the solvency test set forth in the Financing Agreement as it applies to certain intermediate holding companies, (vi) permitting us to provide guarantees to the holders of financial indebtedness incurred to refinance the CEMEX España Euro Notes and allow such holders to share in the Collateral, provided that specified debt reduction requirements are met, (vii) permitting us to enter into a greater variety of derivative transactions for hedging our exposures under relevant convertible/exchangeable obligations and permitting us to enter into such transactions with respect to mandatorily convertible debt securities and (viii) requiring us, subject to specified conditions occurring, to issue additional equity or equity-linked securities and to pay an increase in margin if we have not issued at least U.S.$1 billion in net proceeds of such securities by September 30, 2011 and a sufficient amount of participating creditors have issued a securities demand. Such additional securities issuances must be completed prior to 6 months after the date of the additional securities demand. In connection with the above amendments, we paid a fee to the participating creditors and, unless we are able to repay at least 15.45% of the aggregate exposures of the participating creditors as of September 30, 2010 by December 31, 2011, we will be required to pay an additional fee by January 13, 2012.

Voluntary Prepayment to the Financing Agreement. On December 15, 2010, we made a voluntary prepayment of U.S.$100 million to reduce the principal amount due under the Financing Agreement. The prepayment reduced the June 2012 amortization amount to approximately U.S.$47 million, as of prevailing exchange rates as of September 30, 2010. As of the date of the prepayment and including the prepayment amount, we had reduced indebtedness under the Financing Agreement by U.S.$5.3 billion, or 35.43% of the aggregate exposures of the participating creditors as of August 14, 2009, and our indebtedness under the Financing Agreement was approximately U.S.$9.6 billion, as of prevailing exchange rates as of September 30, 2010.

Recent Consent to Financing Agreement. On December 22, 2010, the required lenders and our major creditors under the Financing Agreement consented to extend the CB Prepayment Period so that we are permitted to allocate proceeds from certain notes offerings to a CB reserve to be used to repay, prepay or early redeem the January 2012 CBs.

Recent Developments Relating to Regulatory Matters and Legal Proceedings

The following information updates the information contained in “Item 4—Information of the Company—Regulatory Matters and Legal Proceedings” of our annual report for the year ended December 31, 2009 and should be read in conjunction therewith and with our consolidated financial statements for the ninth month periods ended September 30, 2009 and 2010 included herein.

Anti-Dumping

Jamaica Anti-dumping Investigation. On September 9, 2010, Jamaica’s Anti-Dumping and Subsidies Commission (“the Jamaica Commission”) issued a preliminary affirmative anti-dumping determination in its investigation of cement from the Dominican Republic. The Jamaica Commission based its determination on a preliminary finding of a “threat” of material injury to the sole domestic cement company (Caribbean Cement Company Limited, or CCCL). A majority of the Jamaica Commission preliminarily found that the case concerning present material injury was “inconclusive.” Significantly, the Jamaica Commission was “not persuaded” that “provisional tariffs” were necessary to prevent material injury to CCCL during the period between the preliminary determination and the final determination. Therefore, even though the Jamaica Commission preliminarily calculated an anti-dumping margin of 84.69% against the Dominican Republic, no duties were imposed. On December 8, 2010, the Jamaica Commission issued a negative ruling in the case brought by CCCL against imports of cement from the Dominican Republic. The Jamaica Commission found no evidence of material injury to the domestic industry and has closed the investigation. However, CCCL may file an appeal to this ruling.

As of September 30, 2010, there was no accrued liability for dumping duties. All liabilities accrued for past anti-dumping duties have been eliminated.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office, or the Protection Office, assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions of cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is approximately Polish Zloty 115.56 million (approximately U.S.$38.99 million as of December 31, 2010, based on an exchange rate of Polish Zloty 2.9641 to U.S.$1.00), which is 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagrees with the decision, denies that it committed the practices alleged by the Protection Office and filed an appeal before the Polish Court of Competition and Consumer Protection on December 23, 2009. The court has confirmed that CEMEX Polska’s appeal meets preliminary formal requirements and that the court will conduct the case. CEMEX Polska has not yet received a formal answer to its appeal from the Protection Office. The decision will not be enforced until two appeal instances are exhausted. According to the current Polish court practices these two appeal proceedings should take at least three years. As of December 31, 2009, we made an accounting provision for Polish Zloty 72.3 million (approximately U.S.$24.4 million as of December 31, 2010, based on an exchange rate of Polish Zloty 2.9641 to U.S.$1.00).

Antitrust Investigations in Europe by the European Commission. On September 22 and 23, 2009, officers of the European Commission, in conjunction with local officials of the Spanish national competition enforcement authority (Comisión Nacional de la Competencia or “CNC”), conducted an unannounced inspection at our offices in Madrid, Spain. The European Commission alleges that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. This investigation is related to previous inspections carried out by the European Commission in the United Kingdom and Germany in November 2008. Since the inspections, we have received requests for information from the European Commission in September 2009 and October 2010, and we have fully cooperated by providing the relevant information on time.

On December 8, 2010, the European Commission informed us that it has decided to initiate formal proceedings in respect of the aforementioned anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. The European Commission has indicated that we, as well as seven other companies, will be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the authorities are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter. If the allegations are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. Pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies, if it proves the above mentioned unlawful practices.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the CNC Investigative Department (Dirección de Investigación), applying exclusively national antitrust law, carried out another inspection separate from the investigation conducted by the European Commission in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). We fully cooperated and provided the CNC inspectors all the information requested. On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. The allegations against CEMEX España relate to several of our ready-mix plants located in Navarre, which we operated from January 2006 (as a result of the RMC acquisition) until September 2008, when we ceased operations for these plants.

On November 3, 2010, the CNC Investigative Department provided CEMEX España with a Statement of Facts (similar to a statement of objections under European Union competition law) that included allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward, could be jointly and severally liable for the investigated behavior. On December 10, 2010, the CNC Investigative Department notified us of its proposed decision, which declared an existence of infringement, and will submit the proposed decision to the CNC Council. The notification of the proposed decision marked the end of the investigation phase. CEMEX has been granted 15 days to submit its comments on the proposed decision and is currently preparing its opposition to the proposed decision. The CNC Council must issue a final decision within 18 months from the formal start of the procedure, which began on December 18, 2009.

Under Spanish law, the maximum fine that could be imposed in this procedure would be 10% of the total turnover of CEMEX España for the calendar year preceding the imposition of the fine. CEMEX España denies any wrongdoing and is fully cooperating and will continue to cooperate with the CNC officials in connection with this matter.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution.

In February 2009, we filed a constitutional challenge (juicio de amparo) with the circuit court, as well as a denial of the allegations, with respect to the first case. The circuit court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to avoid such violations. We believe that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge (juicio de amparo) with the circuit court to argue against the reinitiated proceeding.

With respect to the second case, in April 2009, we filed a constitutional challenge (juicio de amparo), and in May 2009, we filed a denial of the CFC’s allegations. In November 2010, the Circuit Court in Monterrey, N.L., Mexico, ordered the case to be heard by a District Court in Mexico City claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the District Court in Mexico City determined that CEMEX lacked standing with its constitutional challenge (juicio de amparo) since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. CEMEX expects to file an appeal before the District Court in Mexico City to argue against such determination.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC originally sought €102 million (approximately U.S.$139.2 million as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.$154.9 million plus interest as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00). On February 21, 2007, the District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance.

In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$178.7 million as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00). As of September 30, 2010, we had accrued liabilities regarding this matter for a total amount of approximately €20 million (approximately U.S.$27.3 million as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00).

The District court in Düsseldorf, Germany has called for a hearing on the merits of this case, scheduled for May 26, 2011.

Antitrust Cases in Egypt. On October 4, 2007, all Egyptian cement producers (including CEMEX Egypt) were referred to the public prosecutor for an alleged agreement on price fixing. The country manager and director of sales of CEMEX Egypt were both named as defendants. The case was referred to criminal court on February 13, 2008, and the final court hearing was held on August 25, 2008. At this hearing, the court announced its decision imposing the maximum penalty of 10 million Egyptian Pounds (approximately U.S.$1.8 million as of September 30, 2010, based on an exchange rate of Egyptian Pounds 5.69 to U.S.$1.00) on each entity accused. CEMEX Egypt was required to pay a fine of 20 million Egyptian Pounds (approximately U.S.$3.5 million as of September 30, 2010, based on an exchange rate of Egyptian Pounds 5.69 to U.S.$1.00), since its two executives named above were found guilty. The case was appealed to the Court of Appeals, which confirmed the fine on December 31, 2008. We decided not to proceed with a further appeal to the Court of Cassation and paid the fine.

On July 29, 2009, two Egyptian contractors filed lawsuits against four cement producers, including CEMEX Egypt, demanding compensation of 20 million Egyptian Pounds (approximately U.S.$3.4 million as of September 30, 2010, based on an exchange rate of Egyptian Pounds 5.69 to U.S.$1.00) from the four cement producers (5 million Egyptian Pounds or approximately U.S.$878,734 as of September 30, 2010, based on an exchange rate of Egyptian Pounds 5.69 to U.S.$1.00 from each defendant). The plaintiffs are using as a precedent the case mentioned in the prior paragraph, and as a main proof of their allegation, an Egyptian Court decision convicting all cement producers in Egypt of antitrust activities and price fixing. At the latest hearing for one of the cases, on April 24, 2010 the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations to be presented at the next hearing, which will be held on January 11, 2011. The other case had its last hearing on December 16, 2009, where the claimants requested the court to release CEMEX Egypt from the claim. On May 11, 2010, the court released CEMEX Egypt from the claim, and the case is now closed. These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have a material adverse impact if they were to become a precedent and may create a risk of similar claims in the future.

Antitrust Cases in Florida. In October 2009, CEMEX Corp. and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: The first type were filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants. The second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and concrete and hinder competition in Florida. On January 7, 2010, both groups of plaintiffs independently filed consolidated amended complaints substituting CEMEX, Inc. and some of its subsidiaries for the original defendant, CEMEX Corp. CEMEX and the other defendants moved to dismiss the consolidated amended complaints. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. On December 17, 2010, the indirect purchaser plaintiffs filed a motion for leave to file a further amended complaint. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously.

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. CEMEX is working with the Office of the Florida Attorney General to comply with the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

Environmental Matters

Mexico. For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 9.1% of the total fuel used in our 15 operating cement plants in Mexico during 2010 was comprised of alternative fuels.

Between 1999 and December 31, 2010, our Mexican operations have invested approximately U.S.$54.72 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. The audit to obtain the renewal of the ISO 14001 certification took place during February 2010. All our operating cement plants in Mexico have obtained the renewal of the ISO 14001 certification for environmental management systems.

United States. CEMEX, Inc. is subject to a wide range of U.S. Federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. As of September 30, 2010, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$30.7 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers, or the Corps, in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits of the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of the above-mentioned litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

Europe. In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £128.5 million (approximately U.S.$201.9 million as of September 30, 2010, based on an exchange rate of £1.5718 to U.S.$1.00) as of December 31, 2009, and we made an accounting provision for this amount at December 31, 2009.

In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a GHG emissions allowance trading scheme within the European Union, i.e., it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper and board production businesses. Installations in these sectors have to monitor their emissions of CO2 and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Allowances are issued by member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also define how they are allocated among participating installations. So far most allowances have been allocated for free, but some member states sell up to 10% of their total allowance volume in auctions or on exchanges. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

As required by the directive, each of the member states established a NAP that defines the free allocation to each industrial facility for Phase II (2008 through 2012). As of December 31, 2010, the price of carbon dioxide allowances for Phase II on the spot market was approximately €13.75 per ton (approximately U.S.$18.3 as of December 31, 2010, based on an exchange rate of U.S.$1.3291 to €1.00). We are taking appropriate measures to minimize our exposure to this market while assuring the supply of our products to our customers.

In the case of the U.K., Germany, Poland and Latvia, NAPs have been approved by the European Commission, and allowances have been issued to our existing installations. On December 4, 2009, the European Commission appealed the Court of First Instance’s decision to the European Supreme Court, as its resolution could impact similar cases against the European Commission raised by other Eastern European member states.

Tax Matters

Mexico. The Mexican Congress approved several amendments to the Mexican Asset Tax Law (Ley del Impuesto al Activo) that came into effect on January 1, 2007. As a result of such amendments, all Mexican corporations, including us, were no longer allowed to deduct liabilities from calculation of the asset tax. We believed that the Asset Tax Law, as amended, was against the Mexican Constitution. We challenged the Asset Tax Law through appropriate judicial action (juicio de amparo), and the Mexican Supreme Court ruled that the reform did not violate the Mexican Constitution. In addition, the Mexican Supreme Court ordered the lower courts to resolve all pending proceedings based upon criteria provided by the Mexican Supreme Court. However, we will not be affected by this resolution since we have already calculated and paid the applicable asset tax in accordance with the Mexican Asset Tax Law.

For the 2010 fiscal year, CEMEX will be required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. The remaining 75% will be payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with the changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$799 million as of December 31, 2009, based on an exchange rate of Ps13.09 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$628 million as of December 31, 2009, based on an exchange rate of Mexican Ps13.09 to U.S.$1.00) were recognized under “Other non-current assets” in connection with the net liability recognized before the new tax law and that we expect to realize in connection with the payment of this tax liability; and approximately Ps2.2 billion (approximately U.S.$171 million as of December 31, 2009, based on an exchange rate of Ps13.09 to U.S.$1.00) were recognized under “Retained earnings,” considering special provisions under MFRS for the portion, according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group. In our U.S. GAAP reconciliation of our 2009 financial statements, the approximately Ps2.2 billion (approximately U.S.$171 million as of December 31, 2009, based on an exchange rate of Ps13.09 to U.S.$1.00) recognized under “Retained earnings” under MFRS was reclassified to income tax expense for the period under U.S. GAAP.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$25.8 million as of September 30, 2010, based on an exchange rate of Ps12.60 to U.S.$1.00) of Additional Consolidation Tax. This first payment represents 25% of the Additional Consolidation Tax of the “1999 to 2004” period. The remaining 75% will be paid in the following 4 years according to the proportions mentioned above.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia, S.A., or CEMEX Colombia, of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately $43 billion Colombian Pesos (approximately U.S.$22,368,121 as of December 31, 2010, based on an exchange rate of 1,925.00 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately $69 billion Colombian Pesos (approximately U.S.$35,788,994 as of December 31, 2010, based on an exchange rate of 1,925.00 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25 percent of such losses per subsequent year. We believe that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believe that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. CEMEX has three months to respond to the proceeding notice. After CEMEX Colombia presents its argument to the Colombian Tax Authority, the Colombian Tax Authority has six months to send a “Liquidación Oficial,” or final determination, that CEMEX may appeal, if necessary. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

Other Legal Proceedings

Expropriation of CEMEX Venezuela and ICSID Arbitration. On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the takeover by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. Around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. Venezuela has paid no compensation to CEMEX Venezuela’s shareholders for such action. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, filed a request for arbitration against the government of Venezuela before the ICSID seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas is seeking: (a) a declaration that the government of Venezuela is in breach of its obligations under a bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID Tribunal was constituted on July 6, 2009. On July 27, 2010, the arbitral tribunal heard arguments on the jurisdictional objections raised by the Republic of Venezuela and issued its decision in favor of jurisdiction on December 30, 2010. The proceedings are now expected to proceed to the merits phase of the arbitration. We are unable at this preliminary stage to estimate the likely range of potential recovery or to determine what position Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID Tribunal or the likely extent of collection of any possible monetary award issued to CEMEX Caracas.

Separately, the government of Venezuela claims that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela and obtained interim measures before Venezuelan courts barring further transfer or disposition of those vessels. The government of Venezuela attempted to enforce this interim measure in the courts of Panama, and on October 13, 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. The appropriate affiliates of CEMEX will continue to resist any further efforts by the government of Venezuela to assert ownership rights over the vessels.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia, claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately $100 billion Colombian Pesos (approximately U.S.$55.6 million as of September 30, 2010, based on an exchange rate of $1,799.89 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tujuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of 10 days to deposit with the court in cash $337.8 billion Colombian Pesos (approximately U.S.$187.7 million as of September 30, 2010, based on an exchange rate of $1,799.89 Colombian Pesos to U.S.$1.00), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX to offer a security in the amount of $20 billion Colombian Pesos (approximately U.S.$11.1 million as of September 30, 2010, based on an exchange rate of $1,799.89 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security, and on July 27, 2009, the Superior Court of Bogotá lifted the attachment on the quarry. One of the plaintiffs appealed this decision, but the Supreme Court of Bogotá confirmed the lifting of the attachment. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry seeks U.S.$60 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. FLS filed a variety of motions challenging CEMEX Florida’s claims against FLS. Based upon the court rulings on FLS’s motions, on July 16, 2010, CEMEX Florida amended its counterclaim against AMEC/Zachry and its crossclaim against FLS. CEMEX Florida asserted new claims against AMEX/ Zachry for negligent misrepresentation, and reasserted its claims for common law indemnity, negligent misrepresentation and breach of contract against FLS. FLS and AMEC/Zachry have filed new motions challenging CEMEX Florida’s amended complaint. FLS also filed an amended answer asserting crossclaims against CEMEX Florida and CEMEX Materials for breach of contract and unjust enrichment. CEMEX filed a motion to dismiss FLS’s crossclaims. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida, and denied FLS’s motion on the pleading against CEMEX Florida. CEMEX Florida plans to amend its pleadings in accordance with these rulings. The parties have also been negotiating an aggressive discovery schedule for document production and depositions. Until discovery is significantly underway, we remain unable to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Florida or CEMEX Materials.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by our subsidiary Cemento Bayano, S.A. to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted permission to construct the tallest building of the second line, under the following conditions: (a) Cemento Bayano, S.A. shall assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there will be no further permissions for additional structures. Cemento Bayano, S.A. filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aeronáutica Civil issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned authority to reconsider its denial. As of September 30, 2010, the Panamanian Autoridad de Aeronaútica Civil has not yet issued a ruling pursuant to our request for reconsideration. We continue to negotiate with officials at the Panamanian Autoridad de Aeronaútica Civil in hopes of attaining a negotiated settlement that addresses all their concerns.

Australian Takeovers Panel Litigation. On August 12, 2007, the Australian Takeovers Panel (the “Panel”) published a declaration of unacceptable circumstances, namely, that CEMEX’s May 7, 2007 announcement that it would allow Rinker shareholders to retain the final dividend of $0.25 Australian Dollars per Rinker share constituted a departure from CEMEX’s announcement on April 10, 2007 that its offer of U.S.$15.85 per share was its “best and final offer.” On September 27, 2007, the Panel ordered CEMEX to pay compensation of $0.25 Australian Dollars per share to certain Rinker shareholders for the net number of Rinker shares in which they disposed of a beneficial interest during the period from April 10, 2007 to May 7, 2007. CEMEX believes that the market was fully informed by its announcements on April 10, 2007, and notes that the Panel made no finding that CEMEX breached any law. On September 27, 2007, the Panel made an order staying the operation of the orders until further notice pending CEMEX’s application for judicial review of the Panel’s decision. CEMEX applied to the Federal Court of Australia for such a judicial review. That application was dismissed on October 23, 2008. CEMEX’s appeal to the full court of the Federal Court of Australia was dismissed on June 30, 2009, and CEMEX did not seek to appeal to the High Court. Accordingly, the Panel’s orders came into effect and CEMEX was required by August 11, 2009 to invite the relevant shareholders to make claims for the compensation ordered by the Panel by August 11, 2009 unless the shareholder was able to demonstrate to the Australian Securities & Investments Commission that special circumstances applied. To date, CEMEX has deposited a total of approximately $16.68 million Australian Dollars (approximately U.S.$17.2 million as of September 30, 2010, based on an exchange rate of $0.9670 Australian Dollars to U.S.$1.00) into a bank account against which payments to claimants have been made (“Special Purpose Account”). As of September 30, 2010, CEMEX has made payouts for $16.63 million Australian Dollars (approximately U.S.$17.1 as of September 30, 2010, based on an exchange rate of $0.9670 Australian Dollars to U.S.$1.00) to successful claimants. As all deadlines in relation to making claims under the Panel’s orders have expired, CEMEX has no further liability or potential liability to make payments under those orders. CEMEX is in the process of withdrawing the remaining balance from the Special Purpose Account, subject to retaining a small amount to account for checks previously sent to successful claimants which remain uncashed or have been returned.

Texas General Land Office Litigation. The Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also states that the State is seeking injunctive relief, although the State has not acted on such request. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court separated the parties’ ancillary claims, including CEMEX’s counter claims and third party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010 and its appellate brief on May 28, 2010. The GLO has also requested that the Court of Appeals hear oral arguments in this matter. CEMEX has filed its response brief but no hearing date has been set. CEMEX will continue to vigorously defend the claim.

Strabag Arbitration. Following an auction process, we (through our subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$423.03 million as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) (the “ACC”) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to our recommendation that a supplementary application should have been made to the ACC, Strabag and the Austrian competition authority appealed the decision of the ACC. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, we notified Strabag that we considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the ACC, we rescinded the SPA with effect from September 16, 2009. On October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that our rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$204.7 million as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to our request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €800,000 (approximately U.S.$1.1 million as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00) as damages and applied for security for costs in the amount of €1,000,000 (approximately U.S.$1.4 million as of September 30, 2010, based on an exchange rate of €1.3646 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. We consider Strabag’s counterclaim to be unfounded, and we will continue to demand that Strabag respond to CEMEX for the damages caused by Strabag’s breach of contract. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, we submitted our statement of claim and our list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim.

Colombia Water Use Litigation. On June 5, 2010, the District of Bogotá’s environmental secretary (Secretaría Distrital de Ambiente de Bogotá), issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) have also been ordered to suspend mining activities in that area. The District of Bogotá’s environmental secretary alleges that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo river, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the District of Bogotá’s environmental secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Environmental Ministry (Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial). On June 11, 2010, the local authorities in Bogotá, in compliance with the District of Bogotá’s environmental secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as $300 billion Colombian Pesos (approximately U.S.$166.7 million as of September 30, 2010, based on an exchange rate of $1,799.89 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

Other Recent Developments

Ready Mix USA Joint Venture. On October 8, 2010, we announced that, pursuant to the exercise of a put option by Ready Mix USA, we will acquire our joint venture partner’s interests in the two joint ventures between CEMEX and Ready Mix USA which have cement, aggregates, ready-mix and block assets located in the southeast region of the U.S. The purchase price will be determined jointly by CEMEX and Ready Mix USA based on a pre-determined methodology. We currently estimate the purchase price for our partner’s interests will be approximately U.S.$360 million. At closing, we will also consolidate the net debt held by one of the joint ventures, which was approximately U.S.$17 million as of September 30, 2010. Closing is expected to take place in September 2011. The two joint ventures, which were created in 2005, are comprised of the following assets: The joint venture operated by CEMEX owns the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals. The joint venture operated by Ready Mix USA owns 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and the Florida Panhandle. Ready Mix USA will continue to manage this joint venture until the closing of the transaction.

The exercise of the put option by Ready Mix USA, represents a commitment of CEMEX to acquire its joint venture partner’s interests in CEMEX Southeast LLC and Ready Mix USA LLC. However, as prescribed in the agreements with Ready Mix USA, CEMEX has not transferred the consideration or acquired the ownership interests, which is anticipated to occur at a closing date on or before September 30, 2011. As of September 30, 2010, the estimated fair value of the net assets to be acquired exceeds the expected purchase price; therefore, CEMEX has not recognized a liability. CEMEX will recognize the acquisition at the closing date of the transaction. In the meantime, CEMEX will monitor the estimated fair value of the related net assets and will record a loss to the extent the expected purchase price exceeds the fair value of the net assets to be assumed.

Readymix plc. On October 12, 2010, Readymix plc, our Irish subsidiary, made a public statement that, following approaches received from third parties, it was in discussions, which may or may not lead to an offer for its entire issued share capital. Readymix plc currently trades on the Irish Stock Exchange. These discussions are at an early stage and there can be no certainty that they will lead to an offer for Readymix plc, nor as to the terms on which an offer, if any, might be made.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CEMEX, S.A.B. de C.V. and subsidiaries:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Millions of Mexican pesos)

		(Unaudited) September 30,		December 31,
	Notes	2010		2009
ASSETS
CURRENT ASSETS
Cash and investments	4	Ps	10,555	14,104
Restricted cash and investments	2E		1,285	1,409
Trade receivables less allowance for doubtful accounts	5		15,492	13,383
Other accounts receivable	6		15,145	7,931
Inventories, net	7		17,511	17,191
Other current assets	8		2,887	2,752

Total current assets			62,875	56,770

NON-CURRENT ASSETS
Investments in associates	9A		8,730	11,113
Other investments and non-current accounts receivable	9B		17,227	21,031
Property, machinery and equipment, net	10		237,111	258,863
Goodwill, intangible assets and deferred charges, net	11		223,816	234,509

Total non-current assets			486,884	525,516

TOTAL ASSETS		Ps	549,759	582,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	12A	Ps	8,070	7,393
Other financial obligations	12A		111	375
Trade payables			18,178	18,194
Other accounts payable and accrued expenses	13		32,230	23,251

Total current liabilities			58,589	49,213

NON-CURRENT LIABILITIES
Long-term debt	12A		203,294	203,751
Other financial obligations	12A		1,917	1,715
Employee benefits			8,386	7,458
Deferred income tax liability			32,640	32,642
Other non-current liabilities	13		21,754	29,937

Total non-current liabilities			267,991	275,503

TOTAL LIABILITIES			326,580	324,716

STOCKHOLDERS’ EQUITY
Controlling interest			202,959	213,873
Non-controlling interest and perpetual debentures	14C		20,220	43,697

TOTAL STOCKHOLDERS’ EQUITY			223,179	257,570

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	549,759	582,286

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Millions of Mexican pesos, except for earnings per share)

		(Unaudited) For the nine-month periods ended September 30,
	Notes	2010		2009
Net sales	2P	Ps	134,958	152,722
Cost of sales	2Q		(96,084)	(106,522)

Gross profit			38,874	46,200
Administrative and selling expenses			(19,646)	(21,308)
Distribution expenses			(9,942)	(10,338)

Total operating expenses	2Q		(29,588)	(31,646)

Operating income			9,286	14,554
Other expenses, net	2S		(3,941)	(2,651)

Operating income after other expenses, net			5,345	11,903
Comprehensive financing result:
Financial expense	12		(12,235)	(9,377)
Financial income			310	272
Results from financial instruments	12		(1,506)	(2,398)
Foreign exchange results	2D		836	(593)
Monetary position result	2A		150	311

Comprehensive financing result			(12,445)	(11,785)
Equity in income of associates			(543)	130

(Loss) income before income tax			(7,643)	248
Income tax			(1,646)	2,539

(Loss) income before discontinued operations			(9,289)	2,787
Discontinued operations	3B		—	1,652
Consolidated net (loss) income )			(9,289)	4,439
Non-controlling interest net income			115	288

CONTROLLING INTEREST NET (LOSS) INCOME		Ps	(9,404)	4,151

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		(Unaudited) For the nine-month periods ended September 30,
	Notes	2010		2009
OPERATING ACTIVITIES
Consolidated net (loss) income		Ps	(9,289)	4,439
Discontinued operations			—	1,652

Net (loss) income from continuing operations			(9,289)	2,787
Non-cash items:
Depreciation and amortization of assets	10 and 11		14,052	15,381
Impairment losses	2S		1,054	343
Equity in income of associates	9A		543	(130)
Other expenses, net			1,086	1,096
Comprehensive financing result			12,445	11,785
Income taxes			1,646	(2,539)
Changes in working capital, excluding income taxes			(4,186)	(7,739)

Net cash flow provided by continuing operations before income taxes			17,351	20,984
Income taxes paid in cash			(2,496)	(2,621)

Net cash flows provided by continuing operations			14,855	18,363
Net cash flow provided by discontinued operations			—	1,023

Net cash flows provided by operating activities			14,855	19,386

INVESTING ACTIVITIES
Property, machinery and equipment, net	10		(805)	(5,175)
Disposal of subsidiaries and associates, net			—	331
Intangible assets and other deferred charges	11		105	(7,788)
Investing derivative instruments			(1,128)	—
Long term assets and others, net			(761)	1,821

Net cash flows used in investing activities of continuing operations			(2,589)	(10,811)
Net cash flow used in investing activities of discontinued operations			—	(491)

Net cash flows used in investing activities			(2,589)	(11,302)

FINANCING ACTIVITIES
Issuance of common stock	14A		5	23,963
Financial expense paid in cash including coupons on perpetual debentures	14C		(12,302)	(6,368)
Financing derivative instruments			145	(8,907)
Repayment of debt, net	12A		(5,878)	(20,954)
Non-current liabilities and others, net			200	105

Net cash flows used in financing activities of continuing operations			(17,830)	(12,161)
Net cash flow provided by financing activities of discontinued operations			—	628

Net cash flows used in financing activities			(17,830)	(11,533)

Decrease in cash and investments of continuing operations			(5,564)	(4,609)
Increase in cash and investments of discontinued operations			—	1,160
Cash conversion effect, net			2,015	(4,562)
Cash and investments at beginning of period			14,104	12,900

CASH AND INVESTMENTS AT END OF PERIOD	4	Ps	10,555	4,889

Changes in working capital:
Trade receivables, net		Ps	(2,452)	977
Other accounts receivable and other assets			(3,412)	(78)
Inventories			(1,194)	4,387
Trade payables			648	(5,954)
Other accounts payable and accrued expenses			2,224	(7,071)

Changes in working capital, excluding income taxes		Ps	(4,186)	(7,739)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002 this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V. shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares or “ADSs” under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

A)	BASIS OF PRESENTATION AND DISCLOSURE

The financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), which recognized the effects of inflation on the financial information until December 31, 2007.

The accompanying balance sheet as of September 30, 2010 as well as the statements of operation and cash flow statements for the periods ended September 30, 2010 and 2009, and their related disclosures included in these notes to the financial statements for the same interim periods are unaudited.

The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2009, except for the adoption as of January 1, 2010 of MFRS C-3 “Accounts Receivable”, and MFRS C-1 “Cash and Equivalents.” (note 2E and 2G).

On November 11, 2008, the Mexican National Banking and Securities Commission (“CNBV”) published regulation requiring registrants whose shares are traded on the Mexican Stock Exchange to adopt International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) in 2012. Earlier adoption is also allowed by registrants that comply with the requirements published by the CNBV.

On August 31, 2010, MFRS Interpretation 19 was issued by CINIF requiring disclosure by companies in process of adoption of IFRS of any obligation and/or decision to adopt IFRS, the expected date of adoption of IFRS and the estimated impact of the adoption on the financial statements. The interpretation is effective for all financial statements issued on or after September 30, 2010.

In order to comply with the requirements of the CNBV, CEMEX has gathered the necessary resources required in the IFRS conversion effort and is in the process of identifying and measuring the necessary adjustments. At this point the conversion process is in progress and the Company cannot estimate the effect in its consolidated financial statements.

Definition of terms

When reference is made to pesos or “Ps”, it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share,” the amounts in these notes are stated in millions. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling; when reference is made to “€” or Euros, it means millions of the currency in circulation in a significant number of European Union countries.

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a translation into dollars, into pesos, or both, as applicable. These translations are informative data and should not be construed as representations that the amounts in pesos actually represent those dollar amounts or could be converted into dollars at the rate indicated. The translation procedures used are detailed as follows:

•

When the amount between parentheses is in dollars, the amount was originated in pesos or other currencies. For balance sheet amounts as of September 30, 2010 and December 31, 2009, such dollar translations were calculated using the closing exchange rates of Ps12.60 and Ps13.09 per dollar, respectively. For income statement accounts for the periods ended September 30, 2010 and 2009, such dollar translations were calculated using the average exchange rates of Ps12.76 and Ps13.77 pesos per dollar, respectively. Translations into pesos were calculated using the closing exchange rates for balance sheet amounts and the average exchange rates of the respective periods for income statement amounts.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

•

When the amounts between parentheses are the peso and the dollar, it means the disclosed amount was originated in other currencies. As of September 30, 2010 and December 31, 2009, foreign currency amounts were translated into dollars and subsequently into pesos using the closing exchange rates of the respective period.

Statements of cash flows

The cash and investments at the end of the period in the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2010 and 2009 does not include the balance of restricted cash (note 2E) of Ps1,285 and Ps2,203, respectively.

The consolidated statements of cash flows for the nine-month period ended September 30, 2009 present the sources and uses of cash flows associated with CEMEX’s operations in Australia as discontinued operations (note 3B).

The statement of cash flows for the nine-month periods ended September 30, 2010 and 2009 exclude the following transactions which do not represent sources or uses of cash flows: in 2010, the exchange of CEMEX’s perpetual debentures into Senior Secured Notes (note 12A) and in 2009, the increase in stockholders’ equity associated with the capitalization of retained earnings for Ps4,373 (note 14A); and other non-significant transactions in both periods.

Inflationary accounting

Beginning in 2008, according to MFRS B-10, “Inflation Effects” (“MFRS B-10”), inflationary accounting is only applied in a high-inflation environment, defined by the MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all CEMEX subsidiaries regardless of the inflation level of their respective country. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation are restated to take inflation into account. Designation of a country as a high inflation environment takes place at the end of each year and inflation restatement is applied prospectively. As of September 30, 2010, except for CEMEX’s subsidiaries in Egypt, Nicaragua and Costa Rica, its other subsidiaries operated in low-inflation environments.

Beginning in 2008, MFRS B-10 eliminated the restatement of the financial statements for the period as well as the comparative financial statements for prior periods into constant amounts as of the most recent balance sheet date. Therefore, beginning in 2008, all financial statements are presented in nominal pesos.

The restatement adjustments determined as of the date in which the generally-applied inflationary accounting was discontinued, as well as those applied to subsidiaries operating in high-inflation environments, are part of the corresponding assets’ carrying amounts. When moving from a low-inflation to a high-inflation environment, the initial restatement factor should consider the cumulative inflation since the last time inflationary accounting was applied.

B)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and the entities in which the Parent Company holds, directly or through subsidiaries, more than 50% of their common stock and/or has control. Control exists when CEMEX has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities. Balances and operations between related parties are eliminated in consolidation.

Investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with an equity interest between 10% and 50% in public companies, and between 25% and 50% in non-public companies, unless it is demonstrated in each specific case that CEMEX has significant influence with a lower percentage. The equity method reflects in the financial statements the investment’s original cost and the proportional interest of the holding company in the associate’s equity and earnings after acquisition, considering, if applicable, the effects of inflation.

Beginning in 2009, pursuant to new MFRS B-8, “Consolidated or Combined Financial Statements,” investments in joint ventures, which are those entities in which CEMEX and other third-party investors have agreed to exercise joint control, are accounted under the equity method. Until 2008, investments in joint ventures were consolidated through the proportional integration method, considering CEMEX’s interest in the results of operations, assets and liabilities of such investments. No significant effects resulted from the adoption of MFRS B-8 in 2009, considering that CEMEX sold its joint venture investments in Spain in 2008.

C)	USE OF ESTIMATES

The preparation of financial statements in accordance with MFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

The main captions subject to estimates and assumptions include, among others, long-lived assets, allowances for doubtful accounts, intangibles, inventories, deferred income tax assets, the fair market values of financial instruments and the assets and liabilities related to employee benefits.

D)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into pesos at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency that are of a long-term investment nature. These fluctuations are recorded against stockholders’ equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are translated into pesos at the closing exchange rate for balance sheet accounts and at the average monthly exchange rate for income statement accounts. The corresponding translation adjustment is included as part of equity in the balance sheet.

The closing and average exchange rates used to translate the balance sheets and income statements, respectively, of the Company’s main foreign subsidiaries, are the following:

	As of September 30, 2010		As of December 31, 2009		As of September 30, 2009
Currency	Closing	Average	Closing	Average	Average
United States Dollars	12.6000	12.7644	13.0900	13.6000	13.7744
Euro	17.1943	16.7242	18.7402	18.9186	18.8225
British Pound Sterling	19.8051	19.5697	21.1436	21.2442	21.2013
Colombian Peso	0.0070	0.0067	0.0064	0.0062	0.0062
Egyptian Pound	2.2098	2.2758	2.3824	2.4483	2.4670
Philippine Peso	0.2871	0.2804	0.2833	0.2845	0.2865

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. The foreign exchange rates presented in the table above between the functional currency and the peso represent the implied exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

E)	CASH AND INVESTMENTS (note 4)

The balance in this caption is comprised of available amounts of cash and cash equivalents, represented by investments that are easily convertible into cash and have maturities of less than three months from the investment date. Investments in fixed-income securities are recorded at cost plus accrued interest. Other highly liquid investments are recorded at market value. Gains or losses resulting from changes in market values and accrued interest arising from these investments are included in the income statements as part of the Comprehensive Financing Result.

Based on new MFRS C-1, “Cash and Cash Equivalents,” beginning in 2010, restricted amounts of cash and investments are included as part of the balance of cash and investments in the balance sheet, to the extent that the restriction will be lifted in less than three months at the balance sheet date; otherwise, such restricted cash and investments are presented as a separate line item in the balance sheet. Restricted cash and investments are comprised by deposits in margin accounts with suppliers and financial institutions that guarantee CEMEX obligations under commercial transactions as well as those associated with derivative financial instruments. When contracts of such instruments contain provisions for net settlement, these margin accounts are offset against the liabilities that CEMEX has with its counterparties.

F)	INVENTORIES (note 7)

Inventories are valued using the lower between production cost and market value. Production cost may correspond to the latest purchase price, the average price of the last purchases or the last production cost. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

G)	OTHER INVESTMENTS AND NON-CURRENT RECEIVABLES (note 9B)

Other investments and non-current accounts receivable include CEMEX’s collection rights with maturities of more than twelve months as of the balance sheet date. Non-current assets resulting from the valuation of derivative financial instruments, as well as investments in private funds and other investments are recognized at their estimated fair value as of the balance sheet date, and their changes in valuation are included in the income statement as part of the Comprehensive Financing Result.

Starting January 2010, in accordance with MFRS, an amendment was made to MFRS C-3 “Accounts Receivable”. This modification mainly states that monetary long-term account receivables such as long-term account receivables from clients and/or long-term sundry debtors need to be discounted to their present value using a representative discount rate.

H)	PROPERTY, MACHINERY AND EQUIPMENT (note 10)

Property, machinery and equipment are recognized at their acquisition or construction cost and amounts are restated considering guidelines from MFRS B-10 (note 2A). Starting January 1, 2008, inflationary accounting should be applied only during periods of high inflation and non-monetary assets should be restated using the factors derived from the general price index of the countries where the assets are held.

Depreciation of fixed assets is recognized within “Cost of sales” and “Administrative and selling expenses,” depending on the utilization of the respective assets, and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. The approximate maximum average useful lives by category of assets are as follows:

Years
Administrative buildings	38
Industrial buildings	33
Machinery and equipment in plant	21
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	9

CEMEX capitalizes, as part of the historical cost of fixed assets, the Comprehensive Financing Result, which includes interest expense and, when inflationary accounting is applied during periods of high inflation, the monetary position result arising from indebtedness incurred during the construction or installation period of significant fixed assets, considering the average balance of investments in process for the period, since such indebtedness is not specifically associated with projects.

Costs incurred in operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. These capitalized costs are depreciated over the remaining useful lives of the related fixed assets. Other costs, including periodic maintenance on fixed assets, are expensed as incurred.

I)	BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 11)

In accordance with MFRS B-7, “Business Combinations,” after a business acquisition, CEMEX applies the purchase method as the sole recognition alternative, by means of which the fair value of the consideration paid is allocated to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. All intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the consideration paid is recognized as goodwill, which is not amortized and is subject to periodic impairment tests (note 2J).

CEMEX capitalizes intangible assets acquired, as well as those costs incurred in the development of intangible assets, when future associated economic benefits are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost, and are restated during high inflation periods to comply with MFRS B-10 (note 2A). Such intangible assets are classified as having a definite or indefinite life; the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method.

Direct costs incurred in debt issuances or borrowings are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which is approximately 5 years.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

Pre-operational expenses are recognized in the operating results as incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create new products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily routines. For the nine-month periods ended September 30, 2010 and 2009, total combined expenses of these departments were approximately US$29 and US$24, respectively.

J)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 10 and 11)

Property, machinery and equipment, intangible assets of definite life and other investments

Pursuant to MFRS C-15, “Impairment and disposal of long-lived assets” (“MFRS C-15”), property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in the operating environment in which CEMEX operates, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their book value may not be recovered, in which case an impairment loss is recorded in the income statement, within other expenses, net, for the period when such determination is made. The impairment loss results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets.

Goodwill and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when there are indications that an asset may be impaired or at least once a year, during the last quarter of the period, by determining the value in use of the reporting units, which consists in the discounted amount of estimated future cash flows to be generated by the reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units. An impairment loss is recognized if the value in use is lower than the net book value of the reporting unit. CEMEX determines the discounted amount of estimated future cash flows over a period of 5 years, unless a longer period is justified in a specific country considering its economic cycle and the situation of the industry.

The geographic segments reported by CEMEX (note 3A), each integrated by multiple cash generating units, also represent the reporting units for purposes of testing goodwill for impairment. CEMEX concluded that the operating components that integrate the reported segment have similar economic characteristics, by considering: a) that the reported segments are the level used by CEMEX to organize and evaluate its activities in the internal information system; b) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; c) the vertical integration in the value chain of the products comprising each component; d) the type of clients, which are substantially similar in all components; e) the operative integration among components; and f) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components.

Impairment tests are significantly sensitive, among other factors, to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have a significant effect on such impairment tests. CEMEX uses specific discount rates for each reporting unit, which considers the weighted average cost of capital of each country.

K)	DERIVATIVE FINANCIAL INSTRUMENTS (note 12B)

In compliance with the guidelines established by its Risk Management Committee, from time to time CEMEX uses derivative financial instruments (“derivative instruments”), in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both, as an alternative source of financing, and as economic hedges of: (i) the price of certain commodities; (ii) highly probable forecasted transactions, (iii) the Company’s net investments in foreign subsidiaries, and (iv) executive stock option programs. Some derivative instruments have been designated as accounting hedges.

CEMEX recognizes derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Results from financial instruments” for the period in which they occur, except for hedges of cash flows and the net investment in foreign subsidiaries. Some derivative instruments have been designated as hedges. The accounting rules applied to specific derivative instruments or events are as follows:

a)	Interest rate swaps to exchange floating rates for fixed rates are treated as cash flow hedges, when such instruments are designated and are effective as hedges of the variability in the cash flows associated with the interest expense of a portion of the debt.

b)	When a hedge of the net investment in foreign investments is suspended, the changes in fair value of the related derivative instruments are recognized prospectively in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

c)	Changes in the fair value of foreign currency options and forward contracts, negotiated to hedge an underlying firm commitment, are recognized in stockholders’ equity and are reclassified to earnings once the firm commitment takes place, as the effects from the hedged item are recognized in the income statement.

d)	The valuation effects of cross currency swaps (“CCS”) are recognized and presented separately from the related short-term and long-term debt in the balance sheet; consequently, debt associated with the CCS is presented in the currencies originally negotiated.

Accrued interest generated by interest rate swaps and CCS is recognized as financial expense, adjusting the effective interest rate of the related debt. Accrued interest from other hedging derivative instruments is recorded within the same caption when the effects of the primary instrument subject to the hedging relation are recognized.

In addition, CEMEX reviews its different contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract, and recognized in the balance sheet as assets or liabilities, applying the same valuation rules used with other derivative instruments.

Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX considers the risk of non-performance of the obligations agreed to by such counterparties to be minimal. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm’s length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of such market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by CEMEX and used for valuation, recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparts, which act as valuation agents in these transactions.

L)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company.

Restructuring (note 13)

CEMEX recognizes a provision for restructuring costs only when the restructuring plans have been properly finalized and authorized by CEMEX’s management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 13)

CEMEX recognizes a liability for unavoidable obligations, legal or constructive, to restore operating sites upon retirement of tangible long-lived assets at the end of their useful lives. These liabilities represent the net present value of estimated future cash flows to be incurred in the restoration process, and they are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time, is charged to the income statement. Adjustments to the liability for changes in the estimated cash flows or the estimated disbursement period are recognized against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that the sites for the extraction of raw materials, the maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to environmental remediation (notes 13 and 17)

CEMEX recognizes a provision when it is probable that an environmental remediation liability exists and that it will represent an outflow of resources. The provision represents the estimated future cost of remediation. Provisions for environmental remediation costs are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such insurance reimbursement assets are not offset against the provision for remediation costs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

Contingencies and commitments (notes 16 and 17)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on the incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

M)	EMPLOYEE BENEFITS

Defined contribution plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are periodically settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit plans, other post-retirement benefits and termination benefits

CEMEX recognizes the costs associated with employees’ benefits for: a) defined benefit pension plans; b) other post-retirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted pursuant to applicable law or by Company grant; and c) termination benefits, not associated with a restructuring event, which mainly represent ordinary severance payments by law. These costs are recognized in the operating results, as services are rendered, based on actuarial estimations of the benefits’ present value. The actuarial assumptions upon which the Company’s employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation).

The actuarial gains and losses (“actuarial results”), which exceed a corridor of the greater of 10% of the fair value of any plan assets and of 10% of the present value of the defined benefit obligation, are amortized to the operating results over the employees’ estimated active service life. Considering the transition rules of new MFRS D-3, “Employee Benefits,” beginning January 1, 2008, the unamortized actuarial results, prior service costs and the transition liability accrued until December 31, 2007, should be amortized to the income statement in a maximum period of five years. The net periodic cost for the nine-month periods ended September 30, 2010 and 2009 includes a portion of this transition amortization.

For certain pension plans, irrevocable trust funds have been created to cover future benefit payments. These assets are valued at their estimated fair value at the balance sheet date.

The net period cost recognized in the operating results includes: a) the increase in the obligation resulting from additional benefits earned by employees during the period; b) interest cost, which results from the increase in the liability by the passage of time; c) the amortization of the actuarial gains and losses, prior service cost and transition liability; and d) the expected return on plan assets for the period. Beginning in 2008, the excess of amortization expense in the net periodic pension cost resulting from the transition rule is recognized within “Other expenses, net.”

N)	INCOME TAXES

According to MFRS D-4, “Accounting for Income Taxes” (“MFRS D-4”), the effects reflected in the income statements for consolidated income taxes include all the amounts incurred during the period, determined according to the income tax law applicable to each subsidiary, as well as the effects of deferred income taxes, which for interim periods are determined based on the best estimates of the consolidated effective tax rate expected for the full year.

All items charged or credited directly in stockholders’ equity are recognized net of their deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the income statement for the period in which the change occurs and is officially enacted.

Deferred tax assets, mainly comprised by tax loss carryforwards as well as other recoverable taxes, and tax credits are recognized subject to a recoverability analysis. CEMEX analyzes projections of future taxable income in each consolidated entity to evaluate whether it will obtain the tax benefits associated with the deferred income tax assets and tax loss carryforwards prior to their expiration. When it is determined that future operations would not generate sufficient taxable income, or that tax strategies are no longer viable, the valuation allowance on such assets would be increased against the income statement.

Beginning on January 1, 2008, pursuant to changes in MFRS D-4, current and deferred Employee Statutory Profit Sharing is considered as compensation items and their accounting treatment was transferred to MFRS D-3. Complementarily, MFRS D-4 emphasized that recoverable taxes paid against income tax of future periods should be recognized as a deferred tax asset only when it is probable that such tax will be recovered against the future income tax; and it eliminated the exception not to calculate deferred income tax for investments in associates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

O)	STOCKHOLDERS’ EQUITY

Based on MFRS B-10 (note 2A), beginning on January 1, 2008, inflationary accounting was suspended considering that Mexico and the main countries in which CEMEX has operations have low-inflation environments. Until December 31, 2007, stockholders’ equity was restated using the restatement factors that considered the weighted averaged inflation and the changes between the exchange rates of the countries in which CEMEX operates and the Mexican peso. In compliance with Mexican regulations, common stock and additional paid-in capital were restated using the Mexican inflation factor; the other stockholders’ equity items were restated using the weighted average restatement factor. The corresponding inflation adjustment was included within “Other equity reserves” in the balance sheet.

Common stock and additional paid-in capital (note 14A)

Balances of common stock and additional paid-in capital represent the value of stockholders’ contributions.

Other equity reserves

Other equity reserves groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity. This caption includes the elements of “Comprehensive income for the period”. Comprehensive income includes, in addition to net income (loss), certain changes in stockholders’ equity during a period, not resulting from investments by owners and distributions to owners.

The most important items within “Other equity reserves” are as follows:

Items of “Other equity reserves” within comprehensive financial income:

•

Results from holding non-monetary assets, included until December 31, 2007 the revaluation effect during high inflation periods, of non-monetary assets in each country (inventories, fixed assets, intangible assets), using specific restatement factors that differ from the weighted average consolidated inflation;

•

Currency translation effects from the translation of foreign subsidiaries’ financial statements, net of: a) changes in the estimated fair value of foreign currency forward contracts, designated as hedges of a portion of CEMEX’s net investment in foreign subsidiaries whose functional currency is different from the peso (note 2K); b) foreign currency indebtedness directly related to the acquisition of foreign subsidiaries; and c) foreign currency related parties balances that are of a long-term investment nature (note 2D);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2K); and

•	The deferred income tax arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive financial income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The component of equity of outstanding Mandatory Convertible Securities (as defined herein) into shares of the Parent Company (note 12A); upon conversion, this amount will be reclassified to common stock and additional paid-in capital;

•

The component of equity of the Optional Convertible Subordinated Notes (as defined herein) into shares of the Parent Company (note 12A); if the conversion option is exercised, this amount will be reclassified to additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated subsidiaries.

Retained earnings (note 14B)

Represents the cumulative net results of prior accounting periods, net of dividends declared to stockholders, and includes charges for the adoption of new MFRS during the period that decreased retained earnings as follows: a) the reclassification of the accumulated results from holding non-monetary assets (note 2A); b) the reclassification of the cumulative initial deferred income tax effect (note 2N); c) the cumulative initial deferred income tax recognition in investments in associates; and d) the cumulative initial deferred income tax recognition based on the assets and liabilities method (note 2N).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

Non-controlling interest and perpetual debentures (note 14C)

Represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. Likewise, this caption includes the notional amount of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments because there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

P)	REVENUE RECOGNITION

CEMEX’s consolidated net sales represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of transactions between related parties. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized upon shipment of products or through goods delivered or services rendered to customers, when there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Income generated from trading activities, in which CEMEX acquires finished goods from a third-party and subsequently sells the good to another third-party, are recognized on a gross-basis, considering that CEMEX assumes the total risk of property on the goods purchased, not acting as agent or commissioner. Similarly, costs and expenses incurred in trading activities are recognized within either cost of sales or administrative, selling and distribution expenses, depending on the nature of such costs and expenses.

Q)	COST OF SALES, ADMINISTRATIVE EXPENSES AND SELLING AND DISTRIBUTION EXPENSES

Cost of sales represents the production cost. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in productive plants and freight of raw material between plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities, storage of product in points of sales as well as freight of finished product between plants and points of sale, which are recognized within administrative and selling expenses. Likewise, cost of sales excludes freight expenses between points of sales and customers’ facilities, which are recognized within distribution expenses.

The “Administrative and selling expenses” line item in the income statements includes transfer costs from CEMEX’s production plants to its selling points, as well as costs related to warehousing of products at the selling points. For the nine-month periods ended September 30, 2010 and 2009, selling expenses amounted to Ps6,135 and Ps7,104, respectively. Distribution expenses refer to freight of finished products between points of sale and the customers’ facilities.

R)	MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is determined by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities).

S)	OTHER INCOME (EXPENSES), NET

The caption “Other expenses, net” in the income statements consists primarily of revenues and expenses derived from transactions or events not directly related to CEMEX’s main activity, or which are of unusual or non-recurring nature. The most significant items included under this caption for the nine-month periods ended September 30, 2010 and 2009, are the following:

	September 30, 2010		September 30, 2009
Impairment losses 1	Ps	(1,054)	(343)
Restructuring costs		(333)	(268)
Charitable contributions		(348)	(114)
Results from the sale of assets and others expenses, net		(2,206)	(1,926)

	Ps	(3,941)	(2,651)

1	Impairment losses for the nine month periods ended September 30, 2010 and 2009 include impairment losses of inventories, plant and equipment and other assets.

T)	EXECUTIVE STOCK OPTION PROGRAMS

Beginning on January 1, 2009, CEMEX applies MFRS D-8, “Share-based payments” (“MFRS D-8”), to recognize its executive stock-based compensation programs. Until December 31, 2008, CEMEX applied International Financial Reporting Standard 2 “Shared-based payments” (“IFRS 2”). There were no effects upon the adoption of MFRS D-8 in 2009. Awards granted to executives are defined as equity instruments, in which services received from employees are settled through the delivery of shares; or as liability instruments, in which the Company incurs a liability by committing to make cash payments to the executives on the exercise date

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in earnings during the period in which the exercise rights of the employees become vested. In respect to liability instruments, these instruments should be valued at their estimated fair value at each reporting date, recognizing the changes in valuation through the income statement. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

CEMEX concluded that the options in its “fixed program” represent equity instruments considering that services received are settled through the issuance of new shares upon exercise; meanwhile, options granted under its other programs represent liability instruments. The intrinsic value represents the existing appreciation between the market price of the share and the exercise price of such share established in the option.

U)	EMISSION RIGHTS: EUROPEAN EMISSION TRADING SYSTEM TO REDUCE GREENHOUSE GAS EMISSIONS

CEMEX, as a cement producer, is involved in the European Emission Trading Scheme (“EU ETS”), which aims to reduce carbon-dioxide emissions (“CO2”). Under this directive, governments of the European Union (“EU”) countries grant, currently at nil cost, CO2 emission allowances (“EUAs”). If CO2 emissions exceeded EUAs received, CEMEX would then be required to purchase the deficit of EUAs in the market, which would represent an additional production cost. The EUAs granted by any member state of the EU can be used to settle emissions in another member state. Consequently, CEMEX manages its portfolio of EUAs held on a consolidated basis for its cement production operations in the EU. In addition, the United Nations environmental agency grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. These certificates may be used in specified proportions to settle EUAs obligations with the EU ETS. As of September 30, 2010, CEMEX is developing several projects to reduce CO2 emissions that generate CERs.

CEMEX’s accounting policy to recognize the effects derived from the EU ETS, in the absence of a FRS or MFRS that defines an accounting recognition for these schemes, is the following: a) EUAs received from different EU countries are recognized at cost; this presently means at zero value; b) any revenues received from the sale of any surplus of EUAs are recognized decreasing cost of sales; c) EUAs and/or CERs acquired to hedge current CO2 emissions for the period are recognized at cost as intangible assets, and are amortized to cost of sales during the remaining compliance period; d) EUAs and/or CERs acquired for trading purposes are recognized at cost as financial assets and are restated at their market value as of the balance sheet date, recognizing changes in valuation within “Results from financial instruments;” e) CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of EUAs, net of any benefit in the form of EUAs and/or CERs obtained through exchange transactions; and f) forward purchase and sale transactions of EUAs and/or CERs to hedge deficits, or to dispose of certain surpluses, are treated as contingencies and are recognized at the amount paid or received upon physical settlement; meanwhile, forward transactions with trading purposes are treated as financial instruments and are recognized as assets or liabilities at their estimated fair value. Changes in valuation are recognized within “Results from financial instruments.”

CEMEX is currently in the second phase of the EU ETS comprising from 2008 through 2012. Considering the combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in production estimates in the European region, CEMEX experience an excess of EUAs received over the CO2 emissions projected for the second phase. During the first nine months of 2010 and 2009, from the consolidated surplus of EUAs, CEMEX sold EUAs, receiving revenues of approximately Ps1,137 in 2010 and Ps961 in 2009, as a reduction of energy cost within cost of sales.

V)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended September 30, 2010 and 2009, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

3.	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT AND DISCONTINUED OPERATIONS

3A) GEOGRAPHIC OPERATING SEGMENTS

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated with other business segments. CEMEX operates principally in the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates.

CEMEX operates geographically on a regional basis. Each regional manager supervises and is responsible for all the business activities undergoing in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates. The country manager, who is one level below the regional manager in the organizational structure, reports to the regional manager the operating results of the country manager’s business unit, including all the operating sectors. CEMEX’s management internally evaluates the results and performance of each country and region for decision-making purposes, following a vertical integration approach. According to this approach, in the daily operations, management allocates economic resources on a country basis rather than on an operating component basis.

The main indicator used by CEMEX’s management to evaluate the performance of each country is Operating EBITDA, which CEMEX defines as operating income plus depreciation and amortization. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in Note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

Selected income statement information by geographic operating segment for the nine-month period ended September 30, 2009 has been modified as a result of the presentation of discontinued operations. Income statement information for the nine-month periods ended September 30, 2010 and September 30, 2009 was as follows:

Nine-month period ended September 30, 2010	Net sales (including related parties)		Related parties	Consolidated net sales	Operating Income (loss)	Depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	31,722	(566)	31,156	9,288	1,456	10,744
United States		24,481	(53)	24,428	(6,744)	6,208	(536)
Europe
Spain		6,147	(70)	6,077	776	610	1,386
United Kingdom		11,244		11,244	(555)	871	316
Rest of Europe 1		29,919	(1,112)	28,807	668	1,710	2,378
Central and South America and the Caribbean
Colombia		5,334	(8)	5,326	1,821	174	1,995
Rest of Central and South America and the Caribbean 2		9,256	(1,117)	8,139	1,738	806	2,544
Africa and Middle East
Egypt		6,386	(173)	6,213	2,973	202	3,175
Rest of Africa and Middle East 3		3,794	—	3,794	163	182	345
Asia
Philippines		3,196	—	3,196	937	241	1,178
Rest of Asia 4		1,782	—	1,782	23	102	125
Others 5		5,920	(1,124)	4,796	(1,802)	1,490	(312)

Total Consolidated	Ps	139,181	(4,223)	134,958	9,286	14,052	23,338

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

Nine-month period ended September 30, 2009	Net sales (including related parties)		Related parties	Consolidated net sales	Operating Income (loss)	Depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	32,879	(557)	32,322	11,019	1,422	12,441
United States		30,593	(48)	30,545	(5,190)	6,830	1,640
Europe
Spain		8,754	(74)	8,680	1,335	715	2,050
United Kingdom		12,388	—	12,388	(632)	1,084	452
Rest of Europe 1		35,176	(1,025)	34,151	2,087	1,805	3,892
Central and South America and the Caribbean
Colombia		5,131	(1)	5,130	1,979	342	2,321
Rest of Central and South America and the Caribbean 2		10,812	(1,393)	9,419	2,305	804	3,109
Africa and Middle East
Egypt		6,192	—	6,192	2,632	243	2,875
Rest of Africa and Middle East 3		4,962	—	4,962	743	153	896
Asia
Philippines		2,939	(48)	2,891	867	247	1,114
Rest of Asia 4		1,834	—	1,834	67	92	159
Others 5		7,479	(3,271)	4,208	(2,658)	1,644	(1,014)

Total Consolidated	Ps	159,139	(6,417)	152,722	14,554	15,381	29,935

All significant balances and transactions between related parties have been eliminated in the preparation of the selected financial information by operating geographic segments. Balance sheet information as of September 30, 2010 and December 31, 2009, information is as follows:

As of September 30, 2010	Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	$838	65,549	66,387	12,445	53,942	556
United States	320	226,646	226,966	19,907	207,059	423
Europe
Spain	163	57,815	57,978	31,756	26,222	269
United Kingdom	301	32,195	32,496	13,280	19,216	240
Rest of Europe 1	777	51,578	52,355	19,642	32,713	798
Central and South America and the Caribbean
Colombia	—	11,453	11,453	5,383	6,070	74
Rest of Central and South America and the Caribbean 2	23	20,597	20,620	3,499	17,121	495
Africa and Middle East
Egypt	—	8,081	8,081	2,878	5,203	137
Rest of Africa and Middle East 3	1	6,542	6,543	1,951	4,592	49
Asia
Philippines	—	8,793	8,793	1,722	7,071	56
Rest of Asia 4	—	2,290	2,290	413	1,877	35
Corporate 5	4,443	20,852	25,295	187,516	(162,221)	—
Others 5	1,864	28,638	30,502	26,188	4,314	146

Total	$8,730	541,029	549,759	326,580	223,179	3,278

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

December 31, 2009	Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	$790	63,141	63,931	13,983	49,948	1,157
United States	2,547	241,473	244,020	24,430	219,590	817
Europe
Spain	212	64,555	64,767	36,214	28,553	1,015
United Kingdom	257	34,531	34,788	17,324	17,464	781
Rest of Europe 1	944	55,347	56,291	21,688	34,603	2,481
Central and South America and the Caribbean
Colombia	—	10,305	10,305	4,530	5,775	66
Rest of Central and South America and the Caribbean 2	25	21,573	21,598	4,634	16,964	1,359
Africa and Middle East
Egypt	—	8,992	8,992	3,988	5,004	309
Rest of Africa and Middle East 3	—	7,656	7,656	2,401	5,255	69
Asia
Philippines	—	8,651	8,651	1,846	6,805	85
Rest of Asia 4	—	2,516	2,516	592	1,924	28
Corporate 5	4,492	19,535	24,027	189,478	(165,451)	—
Others 5	1,846	32,898	34,744	3,608	31,136	506

Total	$11,113	571,173	582,286	324,716	257,570	8,673

As of September 30, 2010 and December 31, 2009, total consolidated liabilities include debt of Ps211,364 and Ps211,144, respectively. Of such debt, approximately 26% and 27% was in the Parent Company, 42% and 40% in Spain, 13% and 14% in Dutch financial subsidiaries, 17% and 15% in a finance company in the United States, and 2% and 4% in other countries, respectively.

The information of net sales by sector and geographic segment for the nine-month periods ended September 30, 2010 and September 30, 2009 is as follows:

Nine-month period ended September 30, 2010	Cement		Ready-mix concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	20,649	7,892	1,106	8,167	(6,658)	31,156
United States		9,467	8,367	5,505	7,215	(6,126)	24,428
Europe
Spain		4,677	1,570	583	849	(1,602)	6,077
United Kingdom		2,400	3,944	3,824	4,770	(3,694)	11,244
Rest of Europe 1		8,466	16,274	6,685	3,448	(6,066)	28,807
Central and South America and the Caribbean
Colombia		4,322	1,522	237	471	(1,226)	5,326
Rest of Central and South America and the Caribbean 2		7,621	2,024	249	347	(2,102)	8,139
Africa and Middle East
Egypt		5,436	533	33	334	(123)	6,213
Rest of Africa and Middle East 3		302	2,850	742	507	(607)	3,794
Asia
Philippines		3,162	—	—	33	1	3,196
Rest of Asia 4		569	1,041	138	111	(77)	1,782
Others 5		—	—	—	5,921	(1,125)	4,796

Total Consolidated	Ps	67,071	46,017	19,102	32,173	(29,405)	134,958

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

Nine-month period ended September 30, 2009	Cement		Ready-mix Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	21,494	8,780	1,111	6,951	(6,014)	32,322
United States		10,734	10,910	6,760	6,760	(4,619)	30,545
Europe
Spain		6,533	2,515	749	883	(2,000)	8,680
United Kingdom		2,664	4,606	4,389	5,065	(4,336)	12,388
Rest of Europe 1		9,508	19,460	7,980	4,254	(7,051)	34,151
Central and South America and the Caribbean
Colombia		3,988	1,556	231	417	(1,062)	5,130
Rest of Central and South America and the Caribbean 2		8,910	2,523	258	1,357	(3,629)	9,419
Africa and Middle East
Egypt		5,363	530	35	52	212	6,192
Rest of Africa and Middle East 3		787	3,837	676	798	(1,136)	4,962
Asia
Philippines		2,926	—	—	13	(48)	2,891
Rest of Asia 4		537	1,141	123	168	(135)	1,834
Others 5		—	—	—	7,478	(3,270)	4,208

Total Consolidated	Ps	73,444	55,858	22,312	34,196	(33,088)	152,722

Footnotes to the geographic segments tables presented above:

1	For the reported periods, the segment “Rest of Europe” refers primarily to operations in Germany, France, Ireland, Czech Republic, Austria, Poland, Croatia, Hungary and Latvia.
2	For the reported periods, the segment “Rest of Central and South America and the Caribbean” include operations Costa Rica, Panamá, Puerto Rico, the Dominican Republic, Nicaragua, the Caribbean, Guatemala, and small ready-mix concrete operations in Jamaica and Argentina.
3	The segment “Rest of Africa and Middle East” includes the operations in the United Arab Emirates and Israel.
4	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh, China and other assets in the Asian region.
5	This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

3B)	DISCONTINUED OPERATIONS

On October 1, 2009, after all the agreed upon conditions precedent were satisfied, CEMEX completed the sale of its Australian operations to a subsidiary of Holcim Ltd. for approximately 2,020 million Australian dollars (approximately US$1,700). The assets divested consisted of 249 ready-mix concrete plants, 83 aggregate quarries and 16 concrete pipe plants. The sale also included CEMEX’s 25% interest in Cement Australia, a company whose assets include four cement plants, one grinding mill and several works under construction, with an aggregate cement production capacity of 5.1 million tons. As a result of this significant divestiture, the Australian operations included in the income statements for the nine-month period ended September 30, 2009, were reclassified to the single line item of “Discontinued operations”.

The following table presents condensed income statement information of CEMEX Australia for the nine-month period ended September 30, 2009:

	September 30, 2009
Sales	Ps	13,015
Cost of sales and operating expenses		(11,817)

Operating income		1,198
Other expenses, net		(87)
Comprehensive financial result		(179)
Equity in income of associates		208

Income before income tax		1,140
Income tax		512

Net income	Ps	1,652

Depreciation	Ps	631
Amortization		256
Capital expenditures		128

4.	CASH AND INVESTMENTS

Consolidated cash and investments as of September 30, 2010 and December 31, 2009, consist of:

	September 30, 2010		December 31, 2009
Cash and bank accounts	Ps	6,277	11,295
Fixed-income securities		2,003	2,783
Other investments		2,275	26

	Ps	10,555	14,104

5.	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of September 30, 2010 and December 31, 2009, consist of:

	September 30, 2010		December 31, 2009
Trade accounts receivable	Ps	17,919	15,954
Allowances for doubtful accounts		(2,427)	(2,571)

	Ps	15,492	13,383

As of September 30, 2010 and December 31, 2009, trade receivables exclude accounts for Ps10,801 (US$857) and Ps9,624 (US$735), respectively, that were sold to financial institutions under securitization programs for the sale of trade receivables, established in Mexico, the United States, Spain and France. Under these programs, CEMEX effectively surrenders control associated with the trade receivables sold and there is no guarantee or obligation to reacquire the assets; therefore, the amount of receivables sold is removed from the balance sheet at the moment of sale, except for the amounts owed by the counterparties, which are reclassified to other short-term accounts receivable. Trade receivables qualifying for sale do not include amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade receivables is recognized as financial expense and amounted to approximately Ps300 (US$24) and Ps463 (US$34) for the nine-month periods ended September 30, 2010 and 2009, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

6.	OTHER ACCOUNTS RECEIVABLE

Consolidated other accounts receivable as of September 30, 2010 and December 31, 2009 consist of:

	September 30, 2010		December 31, 2009
Non-trade accounts receivable	Ps	4,528	3,650
Current portion of valuation of derivative financial instruments		7,407	1,259
Interest and notes receivable		2,616	2,291
Loans to employees and others		433	375
Refundable taxes		161	356

	Ps	15,145	7,931

Non-trade accounts receivable are mainly attributable to the sale of assets. Interest and notes receivable include Ps4,211 (US$334) as of September 30, 2010 and Ps3,083 (US$236) as of December 31, 2009 arising from uncollected trade receivables sold under securitization programs (note 5).

7.	INVENTORIES

Consolidated balances of inventories as of September 30, 2010 and December 31, 2009, are summarized as follows:

	September 30, 2010		December 31, 2009
Finished goods	Ps	5,666	5,168
Work-in-process		2,933	3,207
Raw materials		3,098	3,005
Materials and spare parts		5,371	5,729
Advances to suppliers		541	331
Inventory in transit		424	233
Allowance for obsolescence		(522)	(482)

	Ps	17,511	17,191

8.	OTHER CURRENT ASSETS

Other current assets in the consolidated balance sheets as of September 30, 2010 and December 31, 2009, consist of:

	September 30, 2010		December 31, 2009
Advance payments	Ps	1,597	1,497
Assets held for sale		1,290	1,255

	Ps	2,887	2,752

Assets held for sale are stated at the lower between the acquisition cost and their estimated realizable value.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

9.	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

9A)	INVESTMENTS IN ASSOCIATES

Investments in shares of associates as of September 30, 2010 and December 31, 2009, are summarized as follows:

	September 30, 2010		December 31, 2009
Book value at acquisition date	Ps	3,679	5,179
Changes in stockholders’ equity since acquisition		5,051	5,934

	Ps	8,730	11,113

As of September 30, 2010 and December 31, 2009, investments in shares of associates are as follows:

	Activity	Country	%	September 30, 2010		December 31, 2009
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,438	4,491
Ready Mix USA, LLC	Concrete	United States	49.9		37	2,194
Trinidad Cement Ltd.	Cement	Trinidad	20.0		607	591
Cancem, S.A. de C.V.	Cement	Mexico	10.3		473	478
Société Méridionale de Carrières	Aggregates	France	33.3		258	331
ABC Capital, S.A. de C.V.S.F.O.M.	Financing	Mexico	49.0		360	301
Lehigh White Cement Company	Cement	United States	24.5		167	214
Société d’Exploitation de Carrières	Aggregates	France	50.0		179	227
Société des Ciments Antillais	Cement	French Antilles	26.0		129	173
Huttig Building Products Inc.	Materials	United States	28.1		66	98
Other companies	—	—	—		2,016	2,015

				Ps	8,730	11,113

On February 22, 2010, CEMEX announced that its 49.9% owned Ready Mix USA LLC joint venture has completed the sale of 12 active quarries and certain other assets to SPO Partners & Co. for US$420. The active quarries, which consist of 2 granite quarries in Georgia, 9 limestone quarries in Tennessee, and 1 limestone quarry in Virginia, are operated by Ready Mix USA LLC and were deemed non strategic by CEMEX and Ready Mix USA LLC, its joint venture partner. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately US$100 to each joint venture partner, including CEMEX.

On September 30, 2010, Ready Mix USA exercised its put option. As a result, CEMEX will acquire its venture partner’s interests in the two joint ventures between them which have cement, aggregates, ready-mix and block assets located in Southeastern USA (note 16C). The two joint ventures, which were created in 2005, are comprised of the following assets: a) CEMEX Southeast, LLC, the joint venture owned at 50.01% by CEMEX, owns the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals; and b) Ready Mix USA LLC, the joint venture owned at 50.01% by Ready Mix USA, owns 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and the Florida Panhandle.

9B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of September 30, 2010 and December 31, 2009, other investments and non-current accounts receivable are summarized as follows:

	September 30, 2010		December 31, 2009
Non-current portion of valuation of derivative financial instruments	Ps	1,538	6,512
Non-current accounts receivable and other assets		15,689	14,519

	Ps	17,227	21,031

The caption “Non-current accounts receivable and other assets” includes approximately Ps6,244 as of September 30, 2010 and Ps6,147 as of December 31, 2009 corresponding to CEMEX’s net investment in expropriated assets in Venezuela (note 11A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

10.	PROPERTY, MACHINERY AND EQUIPMENT

Consolidated property, machinery and equipment as of September 30, 2010 and December 31, 2009 consist of:

	September 30, 2010		December 31, 2009
Land and mineral reserves	Ps	78,423	83,568
Buildings		62,422	65,285
Machinery and equipment		243,430	253,797
Construction in progress		16,965	18,433
Accumulated depreciation and depletion		(164,129)	(162,220)

	Ps	237,111	258,863

On August 27, 2010, CEMEX announced that it completed the previously-announced sale of seven aggregates quarries, three resale aggregate distribution centers, and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC. These assets were acquired by CEMEX in 2007 as part of the Rinker Group acquisition. The facilities and properties were deemed non-core assets for CEMEX’s integrated cement, concrete, aggregates and building materials operations throughout the United States. Proceeds of US$88 from the sale were used by CEMEX to reduce its outstanding debt and/or to enhance its liquidity position. CEMEX recognized a loss on the sale of such assets of approximately US$38 within the statement of operations for the nine-months ended September 30, 2010.

11.	GOODWILL, INTANGIBLE ASSETS AND DEFERRED CHARGES

Consolidated goodwill, intangible assets and deferred charges as of September 30, 2010 and December 31, 2009, are summarized as follows:

	September 30, 2010				December 31, 2009
	Cost		Accumulated amortization	Carrying amount	Cost		Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	145,584	—	145,584	Ps	150,827	—	150,827
Intangible assets of definite useful life:
Extraction rights		27,744	(2,728)	25,016		28,986	(2,286)	26,700
Cost of internally developed software		7,683	(6,171)	1,512		7,807	(5,075)	2,732
Industrial property and trademarks		3,594	(2,140)	1,454		3,317	(1,908)	1,409
Customer relationships		4,676	(1,510)	3,166		4,936	(1,224)	3,712
Mining projects		1,989	(541)	1,448		2,161	(431)	1,730
Other intangible assets		7,546	(4,626)	2,920		7,635	(4,665)	2,970
Deferred charges and others:
Deferred income taxes		36,751	—	36,751		36,751	—	36,751
Deferred financing costs		8,007	(2,042)	5,965		9,333	(1,655)	7,678

	Ps	243,574	(19,758)	223,816	Ps	251,753	(17,244)	234,509

For the nine-month periods ended September 30, 2010 and September 30, 2009, amortization of intangible assets of definite useful life recognized within operating expenses was approximately Ps3,049 and Ps3,262, respectively.

Goodwill

Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed, within the twelve-month period after purchase. Goodwill is not amortized and is subject to impairment tests.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

Goodwill balances by reporting unit as of September 30, 2010 and December 31, 2009, are summarized as follows:

	September 30, 2010		December 31, 2009
North America
United States	Ps	111,920	116,784
Mexico		6,354	6,354
Europe
Spain		8,897	9,217
France		3,424	3,635
United Kingdom		4,368	4,569
Rest of Europe 1		560	587
Central and South America and the Caribbean
Colombia		5,687	5,109
Dominican Republic		205	226
Rest of Central and South America and the Caribbean 2		920	951
Africa and Middle East
Egypt		229	231
United Arab Emirates		1,311	1,373
Asia
Philippines		1,361	1,425
Others
Other reporting units 3		348	366

	Ps	145,584	150,827

1.	“Rest of Europe” refers to the reporting units in the Czech Republic and Latvia.
2.	“Rest of Central and South America and the Caribbean” refers mainly to the reporting units in Costa Rica, Panama and Puerto Rico.
3.	This segment primarily consists of CEMEX’s subsidiary in the information technology and software development business.

A)	MAIN ACQUISITIONS AND DIVESTITURES DURING THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2009

On April 8, 2010, CEMEX confirmed the investment in Blue Rock Cement Holdings, S.A. (“Blue Rock”), a cement project in Peru. CEMEX agreed to participate as a minority investor in Blue Rock, and is evaluating if it will assist in the development, building, and operation of the plant. Blue Rock’s project consists of the construction of a new cement plant with an initial production capacity of 1 million metric tons per year. The plant is expected to be completed in early 2013 with a total investment of around US$230. The construction industry in Peru has seen sustained annual growth of over 10% in the past years, which makes Peru an attractive market. CEMEX agreed to contribute an investment of up to US$100 into the share capital of Blue Rock, for a minority stake. This investment falls under permitted terms under CEMEX’s debt financing agreements.

Sale of CEMEX’s assets in Australia

During 2009, CEMEX sold its Australian operations (note 3B).

Nationalization of CEMEX Venezuela

On June 18, 2008, the Government of Venezuela promulgated a presidential decree (the “Nationalization Decree”) which commanded that the cement production industry in Venezuela be reserved to the State and ordered the conversion of foreign-owned cement companies, including CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”), into state controlled companies with Venezuela holding an equity interest of at least 60%. The Nationalization Decree established August 17, 2008 as the deadline for the controlling shareholders of foreign-owned companies to reach an agreement with the Government of Venezuela on the compensation for the nationalization. The Nationalization Decree stipulates that if an agreement is not reached, Venezuela shall assume exclusive operational control of the relevant cement company and the Venezuelan National Executive shall decree the expropriation of the relevant shares according to the Venezuelan expropriation law. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. Afterwards, the Government of Venezuela ordered the confiscation of all business, assets and shares of CEMEX Venezuela and took control of its facilities on August 18, 2008.

For balance sheet purposes, as of September 30, 2010 and December 31, 2009, the investment of CEMEX in Venezuela was presented within “Other investments and non-current accounts receivable” (note 9B). As of September 30, 2010 and December 31, 2009, the net book value of CEMEX’s investment in Venezuela included within non-current assets was approximately Ps6,244 and Ps6,147, respectively, corresponding to CEMEX’s equity interest of approximately 75.7%.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

12.	DEBT AND FINANCIAL INSTRUMENTS

A)	SHORT-TERM AND LONG-TERM DEBT

Consolidated debt as of September 30, 2010 and December 31, 2009 by interest rate, currency and type of instrument is summarized as follows:

	Carrying amount			Effective rate 1
	September 30, 2010		December 31, 2009	September 30, 2010	December 31, 2009
Short-term
Floating rate	Ps	7,279	7,373	5.2%	5.1%
Fixed rate		791	20	7.7%	5.7%

		8,070	7,393

Long-term
Floating rate		124,590	150,273	5.0%	5.0%
Fixed rate		78,704	53,478	8.3%	7.8%

		203,294	203,751

	Ps	211,364	211,144

	September 30, 2010					December 31, 2009
Currency	Short-term		Long-term	Total	Effective rate 1	Short-term		Long-term	Total	Effective rate 1
Dollars	Ps	210	141,109	141,319	6.5%	Ps	950	125,441	126,391	5.7%
Pesos		7,148	12,703	19,851	6.5%		4,379	20,877	25,256	6.5%
Euros		332	49,337	49,669	5.6%		431	57,261	57,692	5.6%
Japanese yen		—	117	117	6.6%		–	120	120	6.6%
Pounds sterling		39	20	59	4.7%		287	44	331	2.8%
Other currencies		341	8	349	3.5%		1,346	8	1,354	5.8%

	Ps	8,070	203,294	211,364		Ps	7,393	203,751	211,144

1	Represents the weighted average effective interest rate.

September 30, 2010	Short-term		Long-term	December 31, 2009	Short-term		Long-term
Bank loans				Bank loans
Lines of credit in foreign countries	Ps	391	—	Lines of credit in foreign countries	Ps	2,275	—
Syndicated loans, 2010 to 2014		—	86,743	Syndicated loans, 2010 to 2014		—	100,594
Other bank loans, 2010 to 2014		—	31,101	Other bank loans, 2010 to 2014		—	37,189

		391	117,844			2,275	137,783

Notes payable				Notes payable
Euro medium term notes, 2010 to 2014		—	15,475	Euro medium term notes, 2010 to 2014		—	16,866
Medium-term notes, 2010 to 2017		—	58,614	Medium-term notes, 2010 to 2017		—	50,396
Other notes payable		1,074	17,966	Other notes payable		1,177	2,647

		1,074	92,055			1,177	69,909

Total bank loans and notes payable		1,465	209,899	Total bank loans and notes payable		3,452	207,692
Current maturities		6,605	(6,605)	Current maturities		3,941	(3,941)

	Ps	8,070	203,294		Ps	7,393	203,751

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

Relevant transactions during 2010 and 2009

On December 10, 2009, CEMEX completed its offer to exchange Certificados Bursatiles (“CB’s”) issued in Mexico with maturities between 2010 and 2012, into mandatory convertible securities (the “Mandatory Convertible Securities”) for approximately Ps4,126 (US$315). At their mandatory scheduled conversion in ten years or earlier if the price of the CPO reaches Ps35.88, the securities will be mandatorily convertible into approximately 172.5 million CPOs, at a conversion price of Ps23.92 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. Based on MFRS, the Mandatory Convertible Securities represent a compound instrument which has a liability component and an equity component. The liability component, which amounted to Ps2,019 as of September 30, 2010 and Ps2,090 as of December 31, 2009, represents the net present value of interest payments on the principal amount, without assuming any early conversion, and was recognized within “Other financial obligations.” The equity component, which represents the difference between the principal amount and the liability component was recognized within “Other equity reserves” net of commissions (note 2O).

On December 14, 2009, CEMEX Finance LLC, a subsidiary of CEMEX, issued U.S. dollar-denominated notes for US$1,250, which mature in 2016 and pay an annual coupon of 9.5%, as well as Euro-denominated notes for €350 (US$501), which mature in 8 years and pay an annual coupon of 9.625%. The proceeds obtained from the offerings were mainly used to prepay principal outstanding maturing in 2011 under the Financing Agreement discussed below under “Financing Agreement”. The notes are guaranteed by several operating subsidiaries.

On January 13, 2010, by means of a reopening of its 9.5% notes due 2016, which were originally issued on December 14, 2009, CEMEX, through its subsidiary, issued notes for an additional amount of US$500. The additional notes were issued at a price of US$105.25 per US$100 principal amount plus accrued interest from December 14, 2009 with a yield to maturity of 8.477%. Of the net proceeds from this additional issuance of notes, approximately US$411 was used to prepay principal outstanding debt under CEMEX’s Financing Agreement. The remaining proceeds of approximately US$89 were used for general corporate purposes. This prepayment resulted in accumulated prepayments under the Financing Agreement in excess of the first financial milestone of US$4,800, thereby allowing CEMEX to maintain the current applicable margin under the Financing Agreement until at least December 2011.

On March 30, 2010, CEMEX closed an offering of US$715 aggregate principal amount of 4.875% optional convertible subordinated notes due 2015 (the “Optional Convertible Subordinated Notes”) including the full exercise of the US$65 over-allotment option granted to the initial purchasers with respect to the Notes. The Optional Convertible Subordinated Notes will be structurally subordinated to all indebtedness and other liabilities and commitments of the issuer’s subsidiaries. Noteholders will have the option to convert their notes for CEMEX’s ADSs at a price per ADS 30% higher than its price at the closing of the transaction. In connection with the offering, CEMEX entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX upon future conversion of the Optional Convertible Subordinated Notes (note 12B). Based on MFRS C-12, the convertible securities represent a compound instrument which has a liability component and an equity component. The liability component amounted to US$622 as of September 30, 2010 and US$614 at issuance. The equity component, which represents a premium over the optionality of the bond holders to convert into equity, was recognized upon issuance within “Other equity reserves” and amounted to US$101. (note 2O).

On May 12, 2010, CEMEX exchanged part of its perpetual debentures into (1) U.S.$1,067 million Senior Secured Notes denominated in Dollars, maturing on May 12, 2020 with an annual coupon of 9.25%, and callable commencing on the fifth anniversary of their initial issuance and (2) €115 million Senior Secured Notes denominated in Euros, maturing on May 12, 2017 with an annual coupon of 8.875%, and callable commencing on the fourth anniversary of their original issuance. These Senior Secured Notes were issued by our subsidiary CEMEX España, S.A., acting through its Luxembourg branch, are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V., and New Sunward Holding B.V.; they are also secured by a first-priority security interest over the collateral and all proceeds of the collateral granted in favor of the financial institutions party to our Financing Agreement and in favor of our other secured lenders. As a result of the exchange, CEMEX’s overall financial obligations, including our perpetual debentures, were reduced by approximately US$437. This reduction represents a capital gain which was recorded in “other equity reserves”. (note 14C).

During June 2010, CEMEX concluded an early cash payment of Ps4,077 million in long-term CB’s following a public tender offer and the exercise of a call option. The notes redeemed represent a partial pre-payment of long-term Certificados Bursatiles issued by CEMEX with maturities through March 2011, which at June 30, 2010, after the early payment, amounted to Ps2,018 million. CEMEX used proceeds from the issuance of the Optional Convertible Subordinated Notes in March 2010 to pay for the redeemed Certificados Bursatiles.

During the third quarter of 2010, CEMEX issued various short-term CB’s under its Short-Term Promissory Notes Program, which had an outstanding amount of Ps676 million at the end of the quarter.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

The most representative exchange rates for the financial debt as of September 30, 2010 are as follows:

September 30, 2010
Mexican pesos per dollar	12.60
Japanese yen per dollar	83.51
Euros per dollar	0.7328
Pounds sterling per dollar	0.6362

Changes in consolidated debt at September 30, 2010 and December 31, 2009, are as follows:

	September 30, 2010		December 31, 2009
Debt at beginning of year	Ps	211,144	258,074
Proceeds from new debt instruments		18, 482	40,223
Debt repayments		(24,360)	(76,035)
Exchange of debt into convertible securities		–	(4,126)
Debt issued in exchange for perpetual debentures		15,437	–
Foreign currency translation and inflation effects		(9,339)	(6,992)

Debt at end of year	Ps	211,364	211,144

The maturities of consolidated long-term debt as of September 30, 2010, are as follows:

	September 30, 2010
2011	Ps	124
2012		15,775
2013		30,556
2014		102,616
2015 and thereafter		54,223

	Ps	203,294

Financing Agreement

On August 14, 2009, CEMEX entered into a Financing Agreement with its major creditors (the “Financing Agreement”), which extended the maturity of approximately US$14,961 of syndicated and bilateral loans and private placement obligations. The Financing Agreement contains several restrictive covenants and limitations, including restrictions on CEMEX’s ability to incur additional debt, enter into acquisitions or make investments in joint ventures (in each case, subject to negotiated baskets, exceptions and carve-outs), and a requirement to apply any cash on hand in excess of US$650, for any period for which it is being calculated, to prepay debt. Likewise, as part of the Financing Agreement, CEMEX was also prohibited from making aggregate capital expenditures in excess of US$700 in 2010 and US$800 beginning on 2011 and until the debt under the Financing Agreement has been repaid in full. This Financing Agreement completed a partial debt renegotiation made on January 27, 2009.

The Financing Agreement, before the amendments of October 25, 2010 (note 18), requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75: 1 for the remaining semi-annual periods beginning on June 30, 2010 through the period ending on June 30, 2011; (ii) 2.00: 1 for each semi-annual period through the period ending on December 31, 2012; and (iii) 2.25 times for the subsequent semi-annual periods until December 31, 2013. In addition, the Financing Agreement allows CEMEX a maximum consolidated leverage ratio for each semi-annual period beginning on June 30, 2010 of 7.75 times, decreasing gradually in subsequent semi-annual periods until reaching 3.50 times for the period ending December 31, 2013. The full principal amounts of the Mandatory Convertible Securities and the Optional Convertible Subordinated Notes are excluded from the consolidated leverage ratio calculations under the Financing Agreement. However, interest payments made with respect to the Mandatory Convertible Securities and the Optional Convertible Subordinated Notes are included as interest expense for purposes of the consolidated coverage ratio calculations under the Financing Agreement. On October 25, 2010, CEMEX and its creditor agreed on certain amendments to the maximum financial ratios allowed under de Financing Agreement. (note 18).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

The Financing Agreement, as amended, provides that if we have not received net proceeds equal to or in excess of US$1 billion from the issuance of specified types of equity, equity-linked securities, or other securities that do not increase the consolidated funded debt of CEMEX during the period from September 30, 2010 to (and including) September 30, 2011, then the following will occur:

•

Margin increase: The margin under the Financing Agreement will increase by 1.00 percent per annum from September 30, 2011 until the earlier of (i) the date on which we have received net proceeds from the issuance of the types of securities listed above equal to or in excess of US$1 billion or (ii) February 14, 2014, which is the termination date of the Financing Agreement.

•

Securities demand: A specified percentage of participating creditors under the Financing Agreement will have the right to issue a securities demand within the securities demand notice period, requiring us to issue additional securities demand securities up to the shortfall amount.

The Financing Agreement requires, in addition to the predefined debt amortization, the application of cash on hand for any period for which it is being calculated in excess of US$650 to prepay debt. Pursuant to the Financing Agreement, CEMEX is prohibited from making aggregate capital expenditures in excess of US$600 in 2009 (plus an additional 50 million U.S. dollars contingency to account for currency fluctuations and certain additional costs and expenses), US$700 in 2010 and US$800 for each year after 2011 until debt under the Financing Agreement has been repaid in full.

As of June 30, 2010, last date of compliance, the main consolidated financial ratios were as follows:

Consolidated financial ratios		2010
Leverage ratio 1, 2	Limit (as amended) Calculation	=< 7.75 7.19

Operating EBITDA to financial expenses ratio 3	Limit (as amended) Calculation	> 1.75 2.00

1	The leverage ratio was calculated by dividing Consolidated Funded Debt by pro forma EBITDA for the last twelve months as of the calculation date. Pursuant to the Financing Agreement, Consolidated Funded Debt is calculated using Consolidated Debt less the sum (without duplication) of all obligations such as (i) deferred purchase price of property or services (ii) capital leases and (iii) export financing.
2	For purposes of the leverage ratio, the pro forma EBITDA represents, calculated in pesos, operating income plus depreciation and amortization, plus the portion of EBITDA (operating income plus depreciation and amortization) referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX’s financial statements, minus operating EBITDA (operating income plus depreciation and amortization) referring to such twelve-month period of any significant disposal that had already been liquidated, all calculated in pesos. The monthly-consolidated amounts in pesos are translated into U.S. dollars using the respective monthly closing exchange rates, and are translated again into pesos at the closing exchange rate as of the balance sheet date.
3	The EBITDA to consolidated interest expense ratio was calculated using the peso amounts arising from the financial statements, by dividing the pro forma EBITDA by the consolidated interest expense for the last twelve months as of the calculation date. For purposes of this ratio, for all periods, pro forma EBITDA represents operating income plus depreciation and amortization for the last twelve months and consolidated interest expense.

CEMEX will classify all of its outstanding debt as current debt in the Company’s balance sheet: 1) as of any relevant measurement date on which CEMEX fails to comply with financial ratios agreed upon under the Financing Agreement; or 2) as of any date prior to a subsequent measurement date on which the Company expects not to be in compliance with its financial ratios agreed upon under the Financing Agreement, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. The aforementioned classification of debt in the short-term could have a material adverse effect on CEMEX’s liquidity and financial position. CEMEX expects to be in compliance with all its restrictive and financial covenants.

B)	FAIR VALUE OF ASSETS, FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

CEMEX uses derivative financial instruments (“derivative instruments”), in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) the Company’s net investments in foreign subsidiaries, and (iii) executive stock option programs. Before any transaction becomes formal, CEMEX assesses, through the review of risk qualifications and the Company’s business relations, the economic situation of financial institutions and companies considered as potential counterparties in CEMEX’s derivative financial instruments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

CEMEX selects its counterparties only if institutions have financial capacity to fulfill their obligations in connection with derivative instruments. In current financial and volatile conditions, CEMEX cannot assure that the risk of non-performance of the obligations agreed by counterparties is minimal.

The estimated fair value of derivative instruments is based on their estimated liquidation costs or quoted market prices and supported by confirmation of such values. The notional amounts of derivative instruments are used to measure the interest to be paid or received and do not represent a risk for loss.

During May 2010, CEMEX entered into a swap over the price of natural gas in Mexico. As of September 30, 2010, the notional amount of this derivative is US$1, with a negative fair market value of approximately US$0.2. This derivative has been accounted for as a cash-flow hedge recognizing changes in the fair value in stockholders’ equity and upon cash payment settlement, such effects are accounted for in cost of sales.

On March 30, 2010, in connection with the offering of the Optional Convertible Subordinated Notes, we entered into a capped call transaction. This instrument covers approximately 52.6 million ADSs and was designed to effectively increase the conversion price of the Optional Convertible Subordinated Notes for CEMEX. The fair value of such contract as of September 30, 2010 was of approximately US$71 (Ps895) and is accounted for as a derivative financial instrument.

From the beginning of 2009 and as required in the financing agreement, CEMEX has reduced the notional amounts of derivative instruments; therefore, reducing the risk of being required to make deposits in margin accounts. During April 2009, CEMEX liquidated a significant portion of active and inactive derivative financial instruments held as of December 31, 2008. Such liquidation was documented through promissory notes for approximately US$421, increasing the outstanding debt.

The following table presents a comparison of CEMEX’s derivative financial instruments portfolio as of September 30, 2010 and December 31, 2009:

(U.S. dollars millions)	September 30, 2010		December 31, 2009
	Notional Amount	Estimated Fair Value 1	Notional Amount	Estimated Fair Value 1	Maturity Date
Outstanding Derivative Instruments
Equity forwards	54	16	54	54	Oct 2011
Other forward contracts	15	1	55	1	Oct 2011
Other equity instruments	1,575	(79)	860	(79)	Apr 2015
Derivatives related to fuel and energy	200	51	202	27	Sep 2022

1	As of September 30, 2010 and December 31, 2009, the fair value of derivative instruments is presented net of cash deposits in margin accounts, representing a loss of approximately US$11 and a gain of US$3, respectively.

13.	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of September 30, 2010 and December 31, 2009, other current accounts payable and accrued expenses are as follows:

	September 30, 2010		December 31, 2009
Provisions	Ps	9,933	8,581
Other accounts payable and accrued expenses		3,601	2,942
Taxes payable		6,402	7,537
Advances from customers		1,563	2,408
Interest payable		2,572	1,752
Current liabilities for valuation of derivative instruments		8,129	—
Dividends payable		30	31

	Ps	32,230	23,251

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term (note 17). These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

Other non-current liabilities include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months. They include asset retirement obligations, remediation and environmental liabilities, accruals for legal assessments and other responsibilities and non-current liabilities for valuation of derivative instruments. As of September 30, 2010 and December 31, 2009, the balance of other non-current liabilities amounted to Ps21,754 and Ps29,937, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

14.	STOCKHOLDERS’ EQUITY

A)	COMMON STOCK

As of September 30, 2010 and December 31, 2009, the common stock of CEMEX, S.A.B. de C.V. was as follows:

	September 30, 2010		December 31, 2009
Shares 1	Series A 2	Series B 3	Series A 2	Series B 3
Subscribed and paid shares	20,037,727,110	10,018,863,555	19,224,300,330	9,612,150,165
Unissued shares authorized for stock compensation programs	351,039,254	175,519,627	395,227,442	197,613,721
Shares issuable upon conversion of mandatory convertible securities 4	434,960,064	217,480,032	344,960,064	172,480,032
Shares issuable upon conversion of optionally convertible securities 5	1,461,624,860	730,812,430	—	—
Shares authorized for the issuance of stock or convertible securities 6	3,415,076	1,707,538	1,055,039,936	527,519,968

	22,288,766,364	11,144,383,182	21,019,527,772	10,509,763,886

1	13,068,000,000 shares as of September 30, 2010 and December 31, 2009 relate to the fixed portion and 20,365,149,546 as of September 30, 2010 and 18,461,291,658 as of December 31, 2009 to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
3	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
4	Shares that guarantee the conversion of mandatory convertible securities with maturity on December 9, 2019, which give effect to anti-dilution adjustments as a result of the recapitalization of earnings.
5	Shares that guarantee the conversion of optionally convertible securities with maturity on March 15, 2015.
6	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On April 23, 2009, stockholders at the annual ordinary stockholders’ meeting approved resolutions to increase the variable common stock through the capitalization of retained earnings, issuing up to 1,004 million shares (335 million CPOs) based on a price of Ps13.07 pesos per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held); through the capitalization of retained earnings. As a result, shares equivalent to approximately 334 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 pesos per CPO, and additional paid-in capital of Ps4,370. In addition, stockholders approved resolutions to cancel the corresponding shares held in CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

On September 4, 2009, stockholders at an extraordinary stockholders’ meeting approved resolutions to: (i) increase the variable common stock by up to 4,800 million shares (1,600 million CPOs) through additional subscription, which subscription and payment could be done indistinctively through the issuance of stock in a public offer or through the issuance of convertible securities; and (ii) finalize any public offer and/or issuance of convertible securities within the following 24 months.

On September 28, 2009, through a global offering, CEMEX completed the sale of a total of 1,495 million CPOs (directly or in the form of ADSs), including CPOs sold through the exercise in full of the over-allotment option granted to the underwriters, of which approximately 373.8 million CPOs were sold in Mexico, and approximately 1,121.2 million CPOs were sold in the United States and elsewhere outside Mexico. The CPOs were offered to the public at a price of Ps16.65 pesos per CPO and US$12.50 dollars per ADS. The net aggregate proceeds from the global offering were approximately Ps23,948, increasing stockholders’ equity by Ps7 considering a nominal value of Ps0.00833 pesos per CPO, and additional paid-in capital of Ps23,941. Of the 1,495 million CPOs sold, approximately 595 million CPOs were sold by subsidiaries. CEMEX used the net proceeds from the global offering to pay down debt.

On April 29, 2010, stockholders at the annual ordinary stockholders’ meeting approved resolutions to increase the variable common stock through the capitalization of retained earnings, issuing up to 1,153.8 million shares (384.6 million CPOs) based on a price of Ps14.24 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 384.6 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of Ps5,476. There was no cash distribution and no entitlement to fractional shares. In addition, stockholders approved resolutions to increase the variable common stock by up to 750 million shares (250 million CPOs) issuable upon conversion of convertible securities issued as a result of antidilution adjustments.

As of September 30, 2010 and December 31, 2009, common stock amounts to approximately Ps4,133 and Ps4,127, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

B)	RETAINED EARNINGS

As a result of the effect from the adoption of the new Income Tax Law in 2009, as well as reclassifications and cumulative initial effects from the adoption of new MFRS beginning on January 1, 2008, the balance of retained earnings as of December 31, 2009 and 2008 decreased in an aggregate amount of Ps2,245 and Ps107,843, respectively.

C)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of September 30, 2010 and December 31, 2009, non-controlling interest amounts to approximately Ps3,490 and Ps3,838, respectively.

Perpetual debentures

As of September 30, 2010 and December 31, 2009, the balance sheet includes approximately US$1,328 (Ps16,730) and US$3,045 (Ps39,859), respectively, representing the notional amount of perpetual debentures. These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. Based on their characteristics, these debentures issued entirely by Special Purpose Vehicles (“SPVs”) qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and considering that there is no contractual obligation to deliver cash or any other financial asset, the debentures do not have any maturity date, meaning that they were issued to perpetuity, and CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures.

The definition of the debentures as equity instruments was made under applicable IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as interest expense, which is accrued based on the principal amount of the perpetual debentures, are included within “Other equity reserves” and represented expenses of approximately Ps1,347 and Ps2,040 for the nine months ended September 30, 2010 and September 30, 2009, respectively. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in CEMEX’s consolidated financial statements.

On May 12, 2010, following an exchange offer, CEMEX exchanged a majority in principal amount of each series of perpetual debentures into (1) US$1,067 of Senior Secured Notes denominated in Dollars, maturing on May 12, 2020 with an annual coupon of 9.25%, and callable commencing on the fifth anniversary of their initial issuance and (2) €115 million Senior Secured Notes denominated in Euros, maturing on May 12, 2017 with an annual coupon of 8.875%, and callable commencing on the fourth anniversary of their original issuance. Interest on the New Dollar Senior Secured Notes and on the New Euro Senior Secured Notes will be payable semi-annually in arrears on each May 15 and November 15, beginning on November 15, 2010 through their final maturity. The Senior Secured Notes were issued by our subsidiary CEMEX España, S.A., acting through its Luxembourg branch, are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V., and New Sunward Holding B.V.; the Senior Secured Notes are also secured by a first-priority security interest over the collateral and all proceeds of the collateral granted in favor of the financial institutions party to our Financing Agreement and in favor of our other secured lenders. As a result of the exchange, the principal amount of CEMEX’s overall financial obligations, including the perpetual debentures, was reduced by approximately US$437 (note 12A).

As of September 30, 2010 and December 31, 2009, CEMEX’s perpetual debentures are as follows:

Issuer	Issuance Date	As of December 31, 2009		As of September 30, 2010		Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€266	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd.	February 2007	US$	750	US$	369	Eighth anniversary	6.6%
C5 Capital (SPV) Ltd.	December 2006	US$	350	US$	147	Fifth anniversary	6.2%
C10 Capital (SPV) Ltd.	December 2006	US$	900	US$	449	Tenth anniversary	6.7%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

15.	EARNINGS PER SHARE

The amounts considered for calculations of earnings per share (“EPS”) for the twelve-month periods ended September 30, 2010 and 2009 are as follows:

	Twelve Months Ended
	September 30, 2010		September 30, 2009
Numerators
Loss before discontinued operations	Ps	(5,818)	(7,453)
Less: non-controlling interest net income		(67)	(221)

Controlling interest (loss) before discontinued operations – basic		(5,885)	(7,674)

(Loss) from discontinued operations		(5,928)	2,404

Denominators (thousands of shares)
Weighted average number of shares outstanding – basic		29,665,882	23,844,566
Basic earnings per share
Controlling interest basic EPS from continuing operations	Ps	(0.20)	(0.32)
Basic EPS from discontinued operations		(0.20)	0.10

For EPS calculations the controlling and non-controlling interest loss or income used represented the cumulative net income or loss for the last twelve months.

According to MFRS B-14 “Earnings per Share”, (“MFRS B14”) diluted earnings per share shall not be disclosed when the result from continuing operations is a loss.

16.	COMMITMENTS

A)	GUARANTEES

As of September 30, 2010 and December 31, 2009, CEMEX, S.A.B. de C.V. had guaranteed loans of certain subsidiaries for approximately US$13,164 and US$12,570, respectively.

B)	PLEDGED ASSETS

As of September 30, 2010 and December 31, 2009, there were liabilities amounting to US$212 and US$292, respectively, secured by property, machinery and equipment.

In addition, in connection with the Financing Agreement (note 12A), CEMEX transferred the shares of several of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX to a trust for the benefit of the bank lenders, note holders and other creditors having the benefit of negative pledge clauses, España, S.A., in order to guarantee payment obligations under the Financing Agreement and other financial transactions.

C)	COMMITMENTS

As of September 30, 2010 and December 31, 2009, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$288 and US$172, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA formed an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, made the construction and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, beginning on the date in which the 250 MW would be interconnected with the grid of the national utility company in Mexico.

In 1999, CEMEX entered into agreements with an international partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, another international company replaced the original operator. The agreements established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. Likewise, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, which terminates in 2024. With the change of the operator, in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the TEG fuel supply contract, CEMEX intends to purchase the required fuel in the market. CEMEX is not required to make any capital expenditure in the project.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE was committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount once on a monthly and quarterly basis. According to the contract, COZ acquired 28 MW in 2008 and 2009, and will acquire 27 MW per year between 2010 and 2013, and expects to acquire 26 and 28 MW per year starting in 2014 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, does not require initial investments and will be liquidated at a future date. Based on its terms, this contract qualified as a financial instrument under MFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of US$3.2086 per CPO (120% of initial CPO price in dollars). If the value of the assets held in the trust (28.6 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between US$3.2086 and the market value of the assets of the trust. The purchase price per CPO in dollars and the corresponding number of CPOs under this transaction are subject to anti-dilution adjustments. CEMEX recognizes a liability for the fair value of the guarantee and changes in valuation are recorded in the income statement (note 12B).

In connection with CEMEX’s joint venture alliance with Ready Mix USA (note 9A), starting on June 30, 2008, Ready Mix USA had the right but not the obligation, to sell to CEMEX its interest in both entities at a predetermined price, based on the greater of: a) eight times the operating cash flow of the trailing twelve months, b) eight times the average of the companies’ operating cash flow for the previous three years, or c) the net book value. Pursuant to the exercise of the put option by Ready Mix USA, CEMEX will acquire its joint venture partner’s interest in the two joint ventures. The purchase price will be determined jointly by CEMEX and Ready Mix USA based on a pre-determined methodology. CEMEX currently estimates the purchase price for its partner’s interests will be around US$360. At closing, CEMEX will also consolidate approximately US$17 million in net debt held by Ready Mix USA, LLC. CEMEX will recognize the acquisition at the closing date of the transaction, which will take place upon performance of the obligations by both parties under the put option agreement, and that is expected to take place in September 2011. Ready Mix USA will continue to manage its joint venture until the closing of the transaction. As of September 30, 2010 and December 31, 2009, CEMEX has not recognized a liability as the fair value of the net assets exceeds the estimated purchase price. CEMEX will monitor the estimated fair value of the related net assets and will record a loss to the extent the expected purchase price exceeds the fair value of the net assets to be assumed.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

D)	CONTRACTUAL OBLIGATIONS

As of September 30, 2010 and December 31, 2009 CEMEX had the following material contractual obligations:

(U.S. dollars millions)	September 30, 2010						December 31, 2009
	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total	Total
Obligations
Long-term debt	US$	512	3,682	8,775	3,673	16,642	15,851
Capital lease obligations		4	4	—	—	8	15

Total long-term debt and capital lease obligations 1		516	3,686	8,775	3,673	16,650	15,866
Operating leases 2		213	307	128	110	758	920
Interest payments on debt 3		856	1,788	814	522	3,980	5,144
Pension plans and other benefits 4		171	334	345	893	1,743	1,670

Total contractual obligations 5	US$	1,756	6,115	10,062	5,198	23,131	23,600

Total contractual obligations	Ps	22,126	77,049	126,781	65,495	291,451	308,924

1	Does not include the perpetual debentures (approximately Ps16,730 (US$1,328) as of September 30, 2010), which are not accounted for as debt under MFRS. The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past we have replaced long-term obligations for others of similar nature.
2	The amounts of operating leases have been determined on the basis of nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which we are required to make annual rental payments plus the payment of certain operating expenses. Rental expense was approximately US$177 million, and US$243 million in the periods ended September 30, 2010 and December 31, 2009, respectively.
3	For purposes of determining future estimated interest payments on our floating rate debt, we used the interest rates in effect as of September 30, 2010 and December 31, 2009.
4	Amounts relating to planned funding of pensions and other post-retirement benefits represent estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. Dollars at the effective exchange rates as of September 30, 2010 and December 31, 2009. Future payments include the estimate of new retirees during such future years.
5	Excludes the contractual obligation to purchase Ready Mix USA pursuant to the exercise of the put option detailed in note 16C.

17.	CONTINGENCIES

A)	CONTINGENT LIABILITIES RESULTING FROM LEGAL PROCEEDINGS

As of September 30, 2010, CEMEX was involved in various significant legal proceedings, whose resolutions would imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements. Provisions represent the best estimate of the amounts payable for these legal proceedings. As a result, CEMEX believes that it will not incur significant expenditure in excess of the amounts previously recorded. The details of the most significant events are as follows:

•

On January 2, 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish market of cement. In January 2007, CEMEX Polska filed its response to the notification, firmly denying that it had committed the practices listed by the Protection Office. In addition, CEMEX Polska submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska amounted to 115 million Polish zlotys (US$39 or Ps496), which represented 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. CEMEX Polska initiated an appeal before the Polish Court of Competition and Consumer Protection. The resolution will not be enforced until two appeals are exhausted. In December 2009, CEMEX recognized a provision of 68 millions Polish zlotys (US$23 or Ps293) against the income statement, representing the best estimate of the probable cash outflow.

•

In 2005, through the acquisition of RMC Group plc (“RMC”), CEMEX assumed environmental remediation liabilities in the United Kingdom, pertaining to closed and current landfill sites for the confinement of waste. As of September 30, 2010, CEMEX had generated a provision for the net present value of such obligation of approximately £129 (US$203 or Ps2,555). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG, CEMEX’s subsidiary in Germany, and other German cement companies. CDC was seeking approximately €102 (US$139 or Ps1,754) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. In 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €114 (US$156 or Ps1,960) plus interest. In February 2007, the District Court in Düsseldorf allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed the resolution, but the appeal was dismissed in May 2008 and the lawsuit will proceed at the level of court of first instance. In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 (US$179 or Ps2,252). As of September 30, 2010, CEMEX Deutschland AG had accrued liabilities regarding this matter for approximately €20 (US$27 or Ps344). The District Court in Düsseldorf has called for a hearing on the merits of this case, scheduled for May 26, 2011.

•

As of September 30, 2010, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$31 (Ps391). The environmental matters relate to: a) the disposal of various materials, in accordance with past industry practice, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries believe that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s subsidiaries do not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed.

B)	OTHER LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals as CEMEX believes that the probability of loss is reasonably remote after considering all the elements of such proceedings. As of September 30, 2010, the details of the most significant events with a quantification of the potential loss were as follows:

•

CEMEX, S.A.B. de C.V. and certain of its subsidiaries in Mexico have been notified by the Mexican tax authority of several tax assessments related to different tax periods. Tax assessments are based primarily on investments made in entities incorporated in foreign countries with preferential tax regimes. On April 3, 2007, the Mexican tax authority issued a decree providing for a tax amnesty program, which allows for the settlement of previously issued tax assessments. CEMEX decided to take advantage of the benefits of this program, resulting in the settlement of the existing fiscal tax assessments of prior years. As a result of the program, as of September 30, 2010, CEMEX does not have any significant tax assessment pending for resolution.

•

In September 2009, officers from the European Commission (“EC”), in conjunction with local officials of the Spanish national competition enforcement authority (Comisión Nacional de la Competencia or “CNC”), conducted an unannounced inspection at CEMEX’s offices in Spain. The EC alleges that CEMEX may have participated in anti-competitive agreements. The allegations extended to several markets worldwide, including, in particular, the European Community. If those allegations are substantiated, significant penalties may be imposed on CEMEX’s subsidiaries operating in such markets. CEMEX fully cooperated and will continue to cooperate with the EC officials in connection with this investigation. In September 2009, the CNC investigative department separately conducted its own inspection in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix and aggregates within the Autonomous Community of Navarre (“Navarre”). In December 2009, the CNC started a procedure against CEMEX España, S.A. for the possible anticompetitive practices mentioned above. The maximum fine that the CNC could impose to CEMEX would be 10% of the total revenues of CEMEX España’s ready-mix production activities within Navarre for the calendar year preceding the imposition of the fine.

•

In June 2009, the Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately US$550 in royalties related to mining by us and our predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also states that the State is seeking injunctive relief. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed an appeal on March 25, 2010 and its appellate brief on May 28, 2010. The GLO has also requested that the Court of Appeals hear oral arguments in this matter. CEMEX has filed its response brief but no hearing date has been set. CEMEX will continue to vigorously defend the claim

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

•

In January and March 2009, one of CEMEX’s subsidiaries in Mexico was notified of two findings of presumptive responsibility issued by the Mexican competition authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. CEMEX believes these finding have several procedural errors and are unfounded on the merits. CEMEX filed two constitutional challenges in connection with the two findings in February and May 2009. In July 2009, CEMEX obtained a ruling in favor of the first resolution in connection with the challenge filed in February 2009. The CFC appealed this resolution. The judge presiding over the two constitutional challenges has ordered the suspension of the administrative proceedings until there is a final resolution of CEMEX’s constitutional challenges, which could take several months.

•

In November 2008, AMEC/Zachry, the general contractor for the expansion program in Brooksville, Florida, filed a lawsuit against a subsidiary of CEMEX in the United States, alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry sought indemnity for US$60 (Ps756). During 2009, FLSmidth, a supplier for the mining and cement industry, became co-defendant in the lawsuit. CEMEX has filed counterclaims against both suppliers. At this stage of the proceedings, it is not possible to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX.

•

In August 2007, the Australian Takeovers Panel (the “Panel”) published a declaration of unacceptable circumstances, namely that CEMEX’s May 7, 2007 announcement, which stated that CEMEX would allow Rinker stockholders to retain the final dividend of 0.25 Australian dollars per share, constituted a departure from CEMEX’s April 10, 2007 announcement, which said that CEMEX’s offer of 15.85 U.S. dollars per share was its “best and final offer.” The Panel ordered CEMEX to pay compensation of 0.25 Australian dollars per share to Rinker stockholders who sold their shares during the period from April 10 to May 7, 2007, net of any purchases that were made. CEMEX believes that the market was fully informed by its announcement made on April 10, 2007. CEMEX’s appeal to the full court of the Federal Court of Australia was dismissed in June 2009 and CEMEX did not seek to appeal to the High Court. Accordingly, the Panel’s orders came into effect and CEMEX has deposited a total of approximately $16.68 million Australian dollars (US$16.13) into a bank account against which payments to claimants have been made (“Special Purpose Account”). As of September 30, 2010, CEMEX has made payments of A$16.63 million (approximately US$16.08) to successful claimants. As all deadlines in relation to making claims under the Panel’s orders have expired, CEMEX has no further liability or potential liability to make payments under those orders. CEMEX is in the process of withdrawing the remaining balance from the Special Purpose Account, subject to retaining a small amount to account for checks previously sent to successful claimants which remain uncashed or have been returned.

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia and other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia. The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs sought the repair of the roads and estimated that the cost of such repair would be approximately 100 billion Colombian pesos (US$56 or Ps700). In January 2008, CEMEX Colombia was subject to a court order, sequestering a quarry called “El Tujuelo,” as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit with the court 337.8 billion Colombian pesos (US$188 or Ps2,365) in cash. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision in order to reduce the amount of the insurance policy and also requested that the guarantee be covered by all defendants in the case. In March 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX to offer a security in the amount of 20 billion Colombian pesos (US$11 or Ps140). CEMEX deposited the aforementioned security and, in July 2009, the Superior Court of Bogotá lifted the attachment. One of the plaintiffs appealed this decision. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages that could be borne by CEMEX Colombia upon appeal.

C)	OTHER CONTINGENCIES FOR LEGAL PROCEDURES

Finally, there are certain legal proceedings in which a negative resolution for CEMEX may represent, among others, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease of future revenues, an increase in operating costs or a loss. Nevertheless, as of the date of these financial statements, in some cases, it is not possible to quantify the impact. As of September 30, 2010 the most significant other contingencies were the following:

•

Pursuant to amendments to the Mexican income tax law effective on January 1, 2005, Mexican companies with investments in entities incorporated in foreign countries whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on indirect revenues, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided, however, that such revenues are not derived from entrepreneurial activities in such countries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments constitutional for tax years 2005 to 2007. Since the Supreme Court’s decision does not pertain to the amount of taxes due or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns. As of September 30, 2010, based on preliminary estimates, CEMEX believes that the amount will not be material, but no assurance can be given that the Mexican tax authorities will agree with CEMEX’s self-assessment of the taxes due for past periods.

•

On June 5, 2010, the Secretaría Distrital de Ambiente de Bogotá, the District of Bogota’s environmental secretary (the “environmental secretary”), as a temporary injunction ordered the suspension of the mining activities of CEMEX Colombia at El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers), which also have mining activities located in the same area of El Tunjuelo quarry, have also been ordered to suspend mining activities in that area. The environmental secretary alleges that during the past 60 years CEMEX Colombia and the other companies included in the temporary injunction have illegally changed the course of the Tunjuelo River, have used the percolating waters without any permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the environmental secretary informing about the initiation, of proceedings to impose fines based on the mentioned presumed environmental violations against CEMEX Colombia. CEMEX Colombia responded to the temporary injunction by requesting that it be revoked based on the fact that the mining activities are supported by the corresponding authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial. On June 11, 2010, the local authorities in Bogotá, in compliance with the environmental secretary’s decision, sealed off the mine to machinery and prohibited the removal of our aggregates inventory. Although there is not an official quantification of the possible fine, the environmental secretary has publicly declared that the fine could be as much as CoP$300 billion (approximately US$167 as of September 30, 2010 (based on an exchange rate of CoP$1.799.89 to US$1.00)). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings based on the fact that CEMEX Colombia is in compliance with the applicable environmental laws that cover mining activities at the El Tunjuelo quarry. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

•

In July 2008, CEMEX agreed to sell its operations in Austria and Hungary to Strabag, one of the leading suppliers of building materials in Europe. In February 2009, the Hungarian Competition Council approved the sale subject to the condition that Strabag sell one specific ready-mix concrete plant within the next year. In April 2009, the Austrian Cartel Court (“ACC”) approved the sale subject to the condition that Strabag sell to a third party several ready-mix plants, including the “Nordbahnhof” plant in Vienna. As of the date of approval, the plant had already been dismantled and therefore the condition could not be met. Contrary to CEMEX’s recommendation that a supplementary application should be made to the ACC, Strabag filed several appeals against the resolution of the ACC. On July 1, 2009, Strabag notified CEMEX of its purported rescission of the Stock Purchase Agreement (“SPA”), arguing that the regulatory approvals were not obtained before June 30, 2009. On the same day, CEMEX notified Strabag that CEMEX considered Strabag’s purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the ACC, CEMEX rescinded the SPA in September 2009. In October 2009, CEMEX filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid and claiming the payment of damages caused to CEMEX as a result of such breach of the SPA by Strabag in the amount of €150 (US$205 or Ps2,579). In December 2009, Strabag filed its answer requesting the tribunal to dismiss the claim and also filed a counterclaim for the payment of damages and applied for security for costs related to the arbitration proceedings, for an aggregate amount of approximately €2 (US$3 or Ps34). The security for costs application was withdrawn by Strabag on March 9, 2010. CEMEX believes Strabag’s counterclaim and request for security to be unfounded. The arbitral tribunal was constituted on February 16, 2010, and a first procedural hearing took place on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, we submitted our statement of claim and our list of witnesses.

•

In October 2009, CEMEX, Inc., one of CEMEX’s subsidiaries in the United States, and other cement and concrete suppliers, were named as defendants in several purported class action lawsuits by a group of construction and building materials companies alleging price-fixing in Florida. According to the lawsuit, the defendants are alleged to have conspired to raise the price of cement and hinder competition in Florida. CEMEX believes that the lawsuits are without merit and intends to defend them vigorously.

•

In October 2008, CEMEX’s subsidiaries in Holland, which held CEMEX’s shares in CEMEX Venezuela, submitted a complaint seeking international arbitration to the International Centre for Settlement of Investment Disputes following the Venezuelan Government’s confiscation of assets, deprivation of rights of CEMEX Venezuela and the initiation of the expropriation of CEMEX’s Venezuelan business. On July 27, 2010, the arbitral tribunal heard arguments on the jurisdictional objections raised by the Republic of Venezuela, and a decision is expected in the coming months. (note 11A)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

•

Between November 4 and 6, in 2008, officers from the European Commission (“EC”), assisted by local officials, conducted unannounced inspections at CEMEX’s offices in the United Kingdom and Germany. The EC conducted inspections at the premises of other companies in the cement and related products industry in several European Community member states. The EC alleges that CEMEX may have participated in anticompetitive agreements and/or abusive conduct, in breach of articles of the European Community and/or the European Economic Area (“EEA”). The allegations extend to several markets worldwide, particularly within the EEA. On September 30, 2009, the EC requested information from our offices in the U.K. and Germany. The replies to these questionnaires were submitted to the EC on November 16, 2009. If those allegations are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. CEMEX will continue to cooperate with the EC officials in connection with this investigation.

•

The government of Venezuela claimed that three cement transportation vessels, transferred before the expropriation of CEMEX Venezuelan operations, continue to be the property of the former CEMEX Venezuela. The government of Venezuela successfully petitioned a Panamanian court, the country where the vessels are flagged, to enforce an interim measure issued by a Venezuelan court barring further transfer or disposition of the vessels. However, in December 28, 2009, the Supreme Court of Panama overruled the Panamanian court’s ruling, and on October 13, 2010, the Panamanian Supreme Court confirmed its prior rejection of such attempt. CEMEX believes that the government of Venezuela’s position that the vessels continue to be the property of the former CEMEX Venezuela is without merit. CEMEX will continue to resist efforts by the government of Venezuela to assert ownership rights over the vessels.

•

In 2002, CEMEX Construction Materials Florida, LLC, one of CEMEX’s subsidiaries in the United States, was granted one federal quarry permit that covered the SCL and FEC quarries, and was the beneficiary of another federal quarrying permit for the Lake Belt area in South Florida, which covered the Kendall Krome quarry. The FEC quarry is one CEMEX’s largest aggregate quarries in that region. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies involved with the issuance of the permits. However, in January 2010, a review was carried out and the concluding report supported the issuance of new federal quarry permits for the FEC and SCL quarries. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010.

•

In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia by the Croatian government in September 2005. In May 2006, CEMEX filed an appeal before one constitutional court seeking a declaration by the court of its rights and seeking prohibition of the implementation of the master plans. The municipal courts in Kaštela and Solin had previously rejected the appeals presented by CEMEX. These resolutions were appealed. These cases are currently under review by the Constitutional Court in Croatia, and it is expected that these proceedings will continue for several years before resolution. During the proceedings, the Administrative Court in Croatia ruled in favor of CEMEX, validating the legality of the mining concession granted by the government of Croatia. This decision was final. However, CEMEX expects a resolution from the Constitutional Court to determine if the cities of Kaštela and Solin, within the scope of their master plans, can unilaterally change the borders of exploited fields. Currently, it is difficult to determine the impact on CEMEX as a result of the Kaštela and Solin proceedings.

In addition to the above, as of September 30, 2010, there are various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business.

Likewise, as of September 30, 2010, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under ordinary review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which, should any exist, would be appropriately disclosed and/or recognized in the financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

18.	SUBSEQUENT EVENTS

On October 12, 2010, in connection with the Florida class action lawsuits, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. On December 17, 2010, the indirect purchaser plaintiffs filed a motion for leave to file a further amended complaint. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously.

On October 25, 2010, amendments were made to the Financing Agreement financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense, of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012, and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to Operating EBITDA for each semi-annual period of 7.75:1 for the period ending June 30, 2010 through the period ending June 30, 2011 and decreasing gradually for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013.

On November 3, 2010, the CNC investigative department provided CEMEX España with a Statement of Facts (similar to a statement of objections under EU competition law) that included some allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward Holding B.V., could be jointly and severally liable for the investigated behavior. CEMEX España denies any wrongdoing and will respond to the Statement of Facts in order to demonstrate before the Spanish authorities that the findings of the Statement of Facts are unfounded. Once the CNC Investigative Department (Dirección de Investigación) receives the statements of all the involved companies, it will issue a proposal for resolution, which will be again submitted to all interested parties for comments before being brought before the CNC’s Council for a decision on the case.

On November 10, 2010, the Colombian Tax Authority (“Dirección de Impuestos”) notified CEMEX Colombia of a singular proceeding in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately US$23 as of December 14, 2010, and imposed a penalty in the amount of approximately US$36 as of December 14, 2010. The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. CEMEX believes that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, CEMEX believes that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

On December 8, 2010, and in relation to the inspection at CEMEX’s offices in Spain, the EC informed us that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. These proceedings may lead to an infringement decision, or if the objections raised by the authorities are not substantiated, the case might be closed. The maximum fine that may be imposed is up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved, if it proves the above mentioned unlawful practices. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

On December 15, 2010, CEMEX made a voluntary prepayment of US$100 million to reduce the principal amount due under the Financing Agreement. The prepayment reduces the June 2012 amortization amount to approximately US$47, as of prevailing exchange rates as of September 30, 2010. The debt outstanding under the Financing Agreement after considering this prepayment is of approximately US$9,610, with exchange rates as of September 30, 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2010 and December 31, 2009 and for the nine-month periods ended

September 30, 2010 and 2009

(Millions of Mexican pesos)

19.	MAIN SUBSIDIARIES

The main subsidiaries as of September 30, 2010 and December 31, 2009 were as follows:

		% interest
Subsidiary	Country	September 30, 2010	December 31, 2009
CEMEX México, S.A. de C.V. 1	Mexico	100.0	100.0
CEMEX España, S.A. 2	Spain	99.8	99.8
CEMEX, Inc. 3	United States	100.0	100.0
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cemento Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Asia Holdings Ltd. 4	Singapore	100.0	100.0
Solid Cement Corporation 4	Philippines	100.0	100.0
APO Cement Corporation 7	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. 4	Thailand	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Investments Limited	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria plc.	Austria	100.0	100.0
CEMEX Hrvatska d.d.	Croatia	100.0	100.0
CEMEX Czech Operations, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Hungária Kft.	Hungary	100.0	100.0
Readymix PLC. 5	Ireland	61.2	61.2
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, Gulf Quarries LLC, CEMEX Supermix LLC and CEMEX Falcon LLC 6	United Arab Emirates	100.0	100.0

1.	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2.	CEMEX España, S.A. is the indirect holding company of all CEMEX’s international operations.
3.	CEMEX Inc. is the indirect holding company of 100% of the common stock of Rinker Materials LLC’s equity.
4.	Represents CEMEX’s indirect interest in the economic benefits of these entities.
5.	Company listed in the stock exchange of its country.
6.	CEMEX owns 49% of the common stock of these entities and obtains 100% of the economic benefits, through arrangements with other stockholders.
7.	CEMEX indirectly owns 99.9998% of the common stock of this entity, the remaining 0.0002% is held by third party shareholders.